SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

Quarterly information

June 30, 2014

(A free translation of the original report in Portuguese as published in
Brazil containing Quarterly Information (ITR) prepared in
accordance with accounting practices adopted in Brazil)

Report on the review of quarterly information - ITR

To the Shareholders, Board of Directors and Officers

Gafisa S.A.

São Paulo, SP

We have reviewed the accompanying individual and consolidated interim financial information of Gafisa S.A. (“Company”), identified as Company and Consolidated, respectively, contained in the Quarterly Information (ITR) for the quarter ended June 30, 2014, which comprises the balance sheet as at June 30, 2014 and the respective statement of operations and statement of comprehensive income (loss) for the quarter and six-month period then ended, and the statement of changes in equity and statement of cash flows for the six-month period then ended, including explanatory notes.

The Company’s management is responsible for the preparation of individual interim financial information in accordance with the Technical Pronouncement of the Brazilian FASB (CPC) 21 – Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) which considers the Technical Orientation - OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, edited by the Brazilian FASB (CPC) and approved by the Brazilian Securities Commission (CVM) and the Brazilian Federal Accounting Council (CFC), as well as for the presentation of these information in compliance with the rules issued by the CVM, applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review according to the Brazilian and international review standards of interim financial information (NBC TR 2410 – Review of Interim Financial Information Performed by the Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of inquiries, mainly of the people responsible for the financial and accounting matters, and the application of analytical and other review procedures. The scope of a review is significantly narrower than that of an audit conducted in accordance with audit standards and, accordingly, it did not permit us to obtain assurance that we took notice of all significant matters that could have been raised in an audit. Therefore, we did not express an audit opinion.

Conclusion from the individual and consolidated interim financial information prepared in accordance with CPC 21 (R1)

Based on our review, we are not aware of any fact that makes us believe that the individual and consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information (ITR), and presented in compliance with the rules issued by the CVM.

Conclusion from the consolidated interim information prepared in accordance with IAS 34, which considers the Technical Orientation - OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, edited by the Brazilian FASB (CPC) and approved by the Brazilian Securities Commission (CVM) and the Brazilian Federal Accounting Council (CFC)

Based on our review, we are not aware of any fact that makes us believe that the consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with IAS 34, which considers the Technical Orientation - OCPC 04 - Application of technical interpretation ICPC02 to the Brazilian Real Estate Development Entities, issued by the Brazilian FASB (CPC) and approved by the Brazilian Securities Commission (CVM) and the Brazilian Federal Accounting Council (CFC) applicable to the preparation of Quarterly Information (ITR), and presented in compliance with the rules issued by the CVM.

Emphasis of matter

As described in Note 2, the individual (Company) and consolidated interim financial information was prepared in accordance with accounting practices adopted in Brazil (CPC21 (R1)). The consolidated interim financial information prepared in accordance with the IFRS applicable to the real estate development entities also considers the Technical Orientation OCPC04, edited by the Brazilian FASB (CPC). This Technical Orientation refers to the revenue recognition of this sector and comprises other matters related to the meaning and adoption of the concept of continuous transfer of the risks, benefits and control over real estate unit sales, as further described in Note 2. Our conclusion is not modified in view of this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statement of value added for the six-month period ended June 30, 2014, prepared under the responsibility of the Company’s management, the presentation of which in the interim financial information is required by the rules of the CVM applicable to Quarterly Information (ITR), and as supplementary information under IFRS, whereby no statement of value added presentation is required. These statements have been subject to the same review procedures previously described and, based on our review, we are not aware of any fact that makes us believe that they were not prepared, in all material respects, according to the individual and consolidated interim financial information taken as a whole.

São Paulo, August 8, 2014

KPMG Auditores Independentes

CRC 2SP014428/O-6

Giuseppe Masi

Accountant CRC 1SP176273/O-7

Company data
Capital Composition	1
Individual financial statements
Balance sheet - Assets	2
Balance sheet Liabilities	3
Statement of income	5
Statement of comprehensive income (loss)	6
Statement of cash flows	7
Statements of changes in Equity
01/01/2014 to 06/30/2014	9
01/01/2013 to 06/30/2013	10
Statement of value added	11
Consolidated Financial Statements
Balance sheet - Assets	12
Balance sheet Liabilities	13
Statement of income	15
Statement of comprehensive income (loss)	17
Statement of cash flows	18
Statements of changes in Equity
01/01/2014 to 06/30/2014	20
01/01/2013 to 06/30/2013	21
Statement of value added	22
Comments on performance	23
Notes to interim financial information	60
Comments on Company s Business Projections	113
Other information deemed relevant by the Company	114
Reports and statements
Report on review of interim financial information	117
Management statement of interim financial information	120
Management statement on the report on review of interim financial information	121

COMPANY DATA / CAPITAL COMPOSITION

Number of Shares (in thousands)	CURRENT QUARTER 6/30/2014
Paid-in Capital
Common	435,559
Preferred	0
Total	435,559
Treasury shares
Common	30,813
Preferred	0
Total	30,813

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 6/30/2014	PRIOR YEAR 31/12/2013
1	Total Assets	6,385,137	6,823,205
1.01	Current Assets	2,564,588	3,312,510
1.01.01	Cash and cash equivalents	19,659	39,032
1.01.01.01	Cash and banks	10,821	11,940
1.01.01.02	Short-term investments	8,838	27,092
1.01.02	Short-term investments	540,359	1,241,026
1.01.02.01	Fair value of short-term investments	540,359	1,241,026
1.01.03	Accounts receivable	880,141	1,034,833
1.01.03.01	Trade accounts receivable	880,141	1,034,833
1.01.03.01.01	Receivables from clients of developments	867,000	1,005,840
1.01.03.01.02	Receivables from clients of construction and services rendered	13,141	28,993
1.01.04	Inventories	870,901	780,867
1.01.04.01	Properties for sale	870,901	780,867
1.01.07	Prepaid expenses	15,053	21,440
1.01.07.01	Prepaid expenses and others	15,053	21,440
1.01.08	Other current assets	238,475	195,312
1.01.08.01	Non current assets for sale	7,728	7,064
1.01.08.03	Others	230,747	188,248
1.01.08.03.01	Others accounts receivable and others	7,547	15,749
1.01.08.03.02	Derivative financial instruments	475	183
1.01.08.03.03	Receivables from related parties	222,725	172,316
1.02	Non current assets	3,820,549	3,510,695
1.02.01	Non current assets	847,182	772,600
1.02.01.03	Accounts receivable	228,446	182,069
1.02.01.03.01	Receivables from clients of developments	228,446	182,069
1.02.01.04	Inventories	354,349	337,265
1.02.01.06	Deferred taxes	49,099	49,099
1.02.01.06.01	Deferred income tax and social contribution	49,099	49,099
1.02.01.09	Others non current assets	215,288	204,167
1.02.01.09.03	Others accounts receivable and others	112,342	105,895
1.02.01.09.04	Receivables from related parties	102,946	98,272
1.02.02	Investments	2,913,746	2,679,833
1.02.02.01	Interest in associates and affiliates	2,799,025	2,559,393
1.02.02.01.02	Interest in subsidiaries	2,799,025	2,468,337
1.02.02.01.04	Other investments	-	91,056
1.02.02.02	Interest in subsidiaries	114,721	120,440
1.02.02.02.01	Interest in subsidiaries - goodwill	114,721	120,440
1.02.03	Property and equipment	19,120	12,239
1.02.03.01	Operation property and equipment	19,120	12,239
1.02.04	Intangible assets	40,501	46,023
1.02.04.01	Intangible assets	40,501	46,023

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 6/30/2014	PRIOR YEAR 31/12/2013
2	Total Liabilities	6,385,137	6,823,205
2.01	Current liabilities	1,895,246	1,925,787
2.01.01	Social and labor obligations	33,239	59,330
2.01.01.02	Labor obligations	33,239	59,330
2.01.01.02.01	Salaries, payroll charges and profit sharing	33,239	59,330
2.01.02	Suppliers	44,375	51,415
2.01.02.01	Local suppliers	44,375	51,415
2.01.03	Tax obligations	30,840	115,775
2.01.03.01	Federal tax obligations	30,840	115,775
2.01.04	Loans and financing	758,863	730,318
2.01.04.01	Loans and financing	504,397	376,047
2.01.04.02	Debentures	254,466	354,271
2.01.05	Others obligations	940,241	896,830
2.01.05.01	Payables to related parties	514,052	202,175
2.01.05.02	Others	426,189	694,655
2.01.05.02.01	Declared dividends	32,945	150,067
2.01.05.02.04	Obligations for purchase of real estate and advances from customers	248,633	284,366
2.01.05.02.05	Other obligations	109,353	101,296
2.01.05.02.06	Payables to venture partners	7,297	108,742
2.01.05.02.07	Obligations assumed on the assignment of receivables	27,961	50,184
2.01.06	Provisions	87,688	72,119
2.01.06.01	Tax, labor and civel lawsuits	87,688	72,119
2.01.06.01.01	Tax lawsuits	218	255
2.01.06.01.02	Labor lawsuits	36,406	23,876
2.01.06.01.04	Civel lawsuits	51,064	47,988
2.02	Non current liabilities	1,373,709	1,706,694
2.02.01	Loans and financing	1,208,021	1,530,523
2.02.01.01	Loans and financing	625,513	873,137
2.02.01.01.01	Loans and financing in local currency	625,513	873,137
2.02.01.02	Debentures	582,508	657,386
2.02.02	Others obligations	97,943	108,691
2.02.02.02	Others	97,943	108,691
2.02.02.02.03	Obligations for purchase of real estate and advances from customers	37,276	35,729
2.02.02.02.04	Other liabilities	35,961	38,151
2.02.02.02.05	Payables to venture partners	7,145	10,794
2.02.02.02.06	Obligations assumed on the assignment of receivables	17,561	24,017
2.02.04	Provisions	67,745	67,480
2.02.04.01	Tax, labor and civel lawsuits	67,745	67,480
2.02.04.01.04	Civel lawsuits	67,745	67,480
2.03	Equity	3,116,182	3,190,724
2.03.01	Capital	2,740,662	2,740,662
2.03.02	Capital Reserves	-52,589	-18,687

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 6/30/2014	PRIOR YEAR 31/12/2013
2.03.02.04	Granted options	136,143	125,600
2.03.02.05	Treasury shares	-110,945	-73,070
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.02.08	Income from treasury shares' transfer	-6,570	-
2.03.04	Income Reserve	468,749	468,749
2.03.04.01	Legal Reserve	31,593	31,593
2.03.04.02	Statutory Reserve	437,156	437,156
2.03.05	Accumulated losses/profit	-40,640	-

INDIVIDUAL FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 04/01/2014 to 06/30/2014	YEAR TO DATE 01/01/2014 to 06/30/2014	SAME QUARTER FROM PREVIOUS YEAR 04/01/2014 to 06/30/2014	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2013 to 06/30/2013
3.01	Gross Sales and/or Services	280,968	517,078	297,500	599,767
3.02	Cost of sales and/or services	-186,605	-352,012	-194,200	-428,712
3.02.01	Cost of real estate development	-186,605	-352,012	-194,200	-428,712
3.03	Gross profit	94,363	165,066	103,300	171,055
3.04	Operating expenses/income	-86,193	-186,646	-97,216	-196,541
3.04.01	Selling expenses	-22,348	-38,304	-33,006	-61,555
3.04.02	General and administrative expenses	-31,085	-62,586	-30,105	-60,479
3.04.05	Other operating expenses	-35,870	-57,492	-24,247	-34,470
3.04.05.01	Depreciation and amortization	-10,581	-20,717	-8,317	-14,526
3.04.05.02	Other operating expenses	-25,289	-36,775	-15,930	-19,944
3.04.06	Equity pick-up	3,110	-28,264	-9,858	-40,037
3.05	Income (loss) before financial results and income taxes	8,170	-21,580	6,084	-25,486
3.06	Financial	-6,662	-14,133	-35,537	-77,650
3.06.01	Financial income	22,002	51,637	7,998	15,204
3.06.02	Financial expenses	-28,664	-65,770	-43,535	-92,854
3.07	Income before income taxes	1,508	-35,713	-29,453	-103,136
3.08	Income and social contribution taxes	-2,359	-4,927	-	-
3.08.01	Current	-2,359	-4,927	-	-
3.09	Income (loss) from continuing operation	-851	-40,640	-29,453	-103,136
3.10	Income (loss) from discontinuing operation	-	-	15,309	33,519
3.10.01	Income (loss) from discontinuing operation	-	-	15,309	33,519
3.11	Income (loss) for the period	-851	-40,640	-14,144	-69,617
3.99.01.01	ON	-0.00210	-0.1002	-0.0329	-0.1622
3.99.02.01	ON	-0.00210	-0.1002	-0.0329	-0.1622

INDIVIDUAL FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 04/01/2014 to 06/30/2014	YEAR TO DATE 01/01/2014 to 06/30/2014	EQUAL QUARTER FROM PREVIOUS YEAR 04/01/2014 to 06/30/2014	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2013 to 06/30/2013
4.01	Income (loss) for the period	-851	-40,640	-14,144	-69,617
4.03	Comprehensive income (loss) for the period	-851	-40,640	-14,144	-69,617

INDIVIDUAL FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2014 to 06/30/2014	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2013 to 06/30/2013
6.01	Net cash from operating activities	-144,334	70,964
6.01.01	Cash generated in the operations	114,027	5,556
6.01.01.01	Loss before income and social contribution taxes	-35,713	-103,136
6.01.01.02	Stock options expenses	24,379	9,480
6.01.01.03	Unrealized interest and finance charges, net	42,070	7,469
6.01.01.04	Depreciation and amortization	20,717	14,526
6.01.01.05	Decrease of permanent assets	246	1,761
6.01.01.06	Provision for legal claims	26,272	15,476
6.01.01.07	Warranty provision	-8,000	-2,380
6.01.01.08	Provision for profit sharing	7,142	9,799
6.01.01.09	Allowance for doubtful accounts	312	-9
6.01.01.10	Provision for realization of non-financial assets – properties for sale	-	-393
6.01.01.11	Provision for penalties due to delay in construction works	1,883	-1,876
6.01.01.12	Financial instruments	-245	5,689
6.01.01.13	Equity pick-up	28,264	40,037
6.01.01.14	Provision for realization of non-financial assets – intangible	-	2,413
6.01.01.15	Decrease of investing	6,700	6,700
6.01.02	Variation in Assets and Liabilities	-258,361	65,408
6.01.02.01	Trade accounts receivable	79,325	-117,873
6.01.02.02	Properties for sale	-107,782	-105,357
6.01.02.03	Other accounts receivable	-34,481	-7,751
6.01.02.04	Transactions with related parties	-5,849	235,056
6.01.02.05	Prepaid expenses	6,387	9,722
6.01.02.06	Suppliers	-5,796	16,228
6.01.02.07	Obligations for purchase of land and adv. from customers	-34,186	51,368
6.01.02.08	Taxes and contributions	-8,823	6,211
6.01.02.09	Salaries and payable charges	-33,234	-19,071
6.01.02.10	Other obligations	-32,883	-3,125
6.01.02.11	Income tax and social contribution payable	-81,039	-
6.02	Net cash from investing activities	709,593	65,938
6.02.01	Purchase of property and equipment and intangible assets	-22,322	-23,857
6.02.02	Redemption of short-term investments	2,030,197	932,211
6.02.03	Purchase of short-term investments	-1,329,530	-845,592
6.02.04	Increase in investments	-10,321	-3,999
6.02.05	Received dividends	41,569	7,175
6.03	Net cash from financing activities	-584,632	-191,090
6.03.01	Capital increase	-	4,863
6.03.02	Increase in loans, financing and debentures	250,187	423,354
6.03.03	Payment of loans, financing and debentures	-586,212	-503,802

INDIVIDUAL FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2014 to 06/30/2014	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2013 to 06/30/2013
6.03.04	Obligation with investors	-105,094	-105,110
6.03.05	Loan transactions with related parties	-4,674	-10,395
6.03.06	Repurchase of treasury shares	-28,626	-
6.03.07	Alienation of treasury shares	13,480	-
6.03.08	Net result from treasury shares' alienation	-6,571	-
6.03.09	Dividends paid	-117,122	-
6.05	Net decrease of cash and cash equivalents	-19,373	-54,188
6.05.01	Cash and cash equivalents at the beginning of the period	39,032	95,836
6.05.02	Cash and cash equivalents at the end of the period	19,659	41,648

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2014 TO 06/30/2014 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Others comprehensive income	Total Equity
5.01	Opening balance	2,740,662	-18,687	468,749	-	-	3,190,724
5.03	Opening adjusted balance	2,740,662	-18,687	468,749	-	-	3,190,724
5.04	Capital transactions with shareholders	-	-33,902	-	-	-	-33,902
5.04.03	Realization of granted options	-	10,542	-	-	-	10,542
5.04.04	Acquired treasury shares	-	-51,353	-	-	-	-51,353
5.04.05	Sold treasury shares	-	6,909	-	-	-	6,909
5.05	Total of comprehensive loss	-	-	-	-40,640	-	-40,640
5.05.01	Loss for the period	-	-	-	-40,640	-	-40,640
5.07	Closing balance	2,740,662	-52,589	468,749	-40,640	-	3,116,182

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2013 TO 06/30/2013 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Others comprehensive income	Total Equity
5.01	Opening balance	2,735,794	35,233	-	-226,523	-	2,544,504
5.03	Opening adjusted balance	2,735,794	35,233	-	-226,523	-	2,544,504
5.04	Capital transactions with shareholders	4,863	-30,424	-	-	-	-25,561
5.04.01	Capital increase	4,863	-	-	-	-	4,863
5.04.03	Realization of granted options	-	9,546	-	-	-	9,546
5.04.04	Acquired treasury shares	-	-39,970	-	-	-	-39,970
5.05	Total of comprehensive loss	-	-	-	-69,617	-	-69,617
5.05.01	Loss for the period	-	-	-	-69,617	-	-69,617
5.07	Closing balance	2,740,657	4,809	-	-296,140	-	2,449,326

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2014 to 06/30/2014	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2013 to 06/30/2013
7.01	Revenues	570,419	656,770
7.01.01	Real estate development, sale and services	570,731	656,761
7.01.04	Allowance for doubtful accounts	-312	9
7.02	Inputs acquired from third parties	-343,312	-418,095
7.02.01	Cost of Sales and/or Services	-308,721	-398,468
7.02.02	Materials, energy, outsourced labor and other	-34,591	-19,627
7.03	Gross added value	227,107	238,675
7.04	Retentions	-20,717	-14,526
7.04.01	Depreciation and amortization	-20,717	-14,526
7.05	Net added value produced by the Company	206,390	224,149
7.06	Added value received on transfer	23,373	-24,833
7.06.01	Equity pick-up	-28,264	-40,037
7.06.02	Financial income	51,637	15,204
7.07	Total added value to be distributed	229,763	199,316
7.08	Added value distribution	229,763	199,316
7.08.01	Personnel and payroll charges	85,771	76,887
7.08.02	Taxes and contributions	71,226	68,948
7.08.03	Compensation – Interest	113,406	123,098
7.08.04	Compensation – Company capital	-40,640	-69,617
7.08.04.03	Retained losses	-40,640	-69,617

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 6/30/2014	PRIOR YEAR 31/12/2013
1	Total Assets	7,288,403	8,183,030
1.01	Current Assets	4,916,988	5,679,907
1.01.01	Cash and cash equivalents	135,089	215,194
1.01.01.01	Cash and banks	113,726	121,222
1.01.01.02	Short-term investments	21,363	93,972
1.01.02	Short-term investments	1,144,479	1,808,969
1.01.02.01	Fair value of short-term investments	1,144,479	1,808,969
1.01.03	Accounts receivable	1,709,718	1,909,877
1.01.03.01	Trade accounts receivable	1,709,718	1,909,877
1.01.03.01.01	Receivables from clients of developments	1,675,185	1,849,329
1.01.03.01.02	Receivables from clients of construction and services rendered	34,533	60,548
1.01.04	Inventories	1,577,905	1,442,019
1.01.07	Prepaid expenses	26,223	35,188
1.01.07.01	Prepaid expenses and others	26,223	35,188
1.01.08	Other current assets	323,574	268,660
1.01.08.01	Non current assets for sale	106,311	114,847
1.01.08.03	Others	217,263	153,813
1.01.08.03.01	Others accounts receivable	62,135	71,083
1.01.08.03.02	Receivables from related parties	154,653	82,547
1.01.08.03.03	Derivative financial instruments	475	183
1.02	Non Current assets	2,371,415	2,503,123
1.02.01	Non current assets	1,193,096	1,240,322
1.02.01.03	Accounts receivable	322,356	313,791
1.02.01.03.01	Receivables from clients of developments	322,356	313,791
1.02.01.04	Inventories	578,480	652,395
1.02.01.09	Others non current assets	292,260	274,136
1.02.01.09.03	Others accounts receivable and others	149,154	137,628
1.02.01.09.04	Receivables from related parties	143,106	136,508
1.02.02	Investments	1,032,662	1,120,076
1.02.02.01	Interest in associates and affiliates	1,032,662	1,120,076
1.02.03	Property and equipment	47,453	36,385
1.02.03.01	Operation property and equipment	47,453	36,385
1.02.04	Intangible assets	98,204	106,340
1.02.04.01	Intangible assets	55,124	63,260
1.02.04.02	Goodwill	43,080	43,080
1.02.04.02.01	Goodwill	43,080	43,080

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 6/30/2014	PRIOR YEAR 31/12/2013
2	Total Liabilities	7,288,403	8,183,030
2.01	Current liabilities	2,093,894	2,683,023
2.01.01	Social and labor obligations	66,785	96,187
2.01.01.02	Labor obligations	66,785	96,187
2.01.01.02.01	Salaries, payroll charges and profit sharing	66,785	96,187
2.01.02	Suppliers	76,619	79,342
2.01.02.01	Local suppliers	76,619	79,342
2.01.03	Tax obligations	117,728	216,625
2.01.03.01	Federal tax obligations	117,728	216,625
2.01.04	Loans and financing	976,336	1,154,218
2.01.04.01	Loans and financing	622,942	590,386
2.01.04.01.01	In Local Currency	622,942	590,386
2.01.04.02	Debentures	353,394	563,832
2.01.05	Others obligations	768,738	1,064,532
2.01.05.01	Paybales to related parties	154,742	133,678
2.01.05.02	Others	613,996	930,854
2.01.05.02.01	Minimum mandatory dividends	32,945	150,067
2.01.05.02.04	Obligations for purchase of real estate and advances from customers	364,637	408,374
2.01.05.02.05	Payables to venture partners	7,517	112,886
2.01.05.02.06	Other obligations	161,760	176,740
2.01.05.02.07	Obligations assumed on assignment of receivables	47,137	82,787
2.01.06	Provisions	87,688	72,119
2.01.06.01	Tax, labor and civel lawsuits	87,688	72,119
2.01.06.01.01	Tax lawsuits	218	255
2.01.06.01.02	Labor lawsuits	36,406	23,876
2.01.06.01.04	Civel lawsuits	51,064	47,988
2.02	Non current liabilities	2,056,378	2,285,524
2.02.01	Loans and financing	1,696,853	1,905,310
2.02.01.01	Loans and financing	814,345	1,047,924
2.02.01.01.01	Loans and financing in local currency	814,345	1,047,924
2.02.01.02	Debentures	882,508	857,386
2.02.02	Other obligations	170,687	197,753
2.02.02.02	Others	170,687	197,753
2.02.02.02.03	Obligations for purchase of real estate and advances from customers	70,158	79,975
2.02.02.02.04	Other obligations	64,066	69,874
2.02.02.02.05	Payables to venture partners	7,145	10,794
2.02.02.02.06	Obligations assumed on assignment of receivables	29,318	37,110
2.02.03	Deferred taxes	55,310	56,652
2.02.03.01	Deferred income tax and social contribution	55,310	56,652
2.02.04	Provisions	133,528	125,809

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 6/30/2014	PRIOR YEAR 31/12/2013
2.02.04.01	Tax, labor and civel lawsuits	133,528	125,809
2.02.04.01.01	Tax lawsuits	1,419	1,336
2.02.04.01.02	Labor lawsuits	32,232	31,748
2.02.04.01.04	Civel lawsuits	99,877	92,725
2.03	Equity	3,138,131	3,214,483
2.03.01	Capital	2,740,662	2,740,662
2.03.01.01	Capital	2,740,662	2,740,662
2.03.02	Capital Reserves	-52,589	-18,687
2.03.02.04	Granted options	136,143	125,600
2.03.02.05	Treasury shares	-110,945	-73,070
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.02.08	Income from treasury shares' transfer	-6,570	-
2.03.04	Income Reserve	468,749	468,749
2.03.04.01	Legal Reserve	31,593	31,593
2.03.04.02	Statutory Reserve	437,156	437,156
2.03.05	Retained earnings/accumulated losses	-40,640	-
2.03.09	Non-controlling interest	21,949	23,759

CONSOLIDATED FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 04/01/2014 to 06/30/2014	YEAR TO DATE 01/01/2014 to 06/30/2014	SAME QUARTER FROM PREVIOUS YEAR 04/01/2014 to 06/30/2014	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2013 to 06/30/2013
3.01	Net Sales and/or Services	574,830	1,007,531	640,864	1,148,414
3.02	Cost of sales and/or services	-409,926	-745,279	-497,066	-926,471
3.02.01	Cost of real estate development	-409,926	-745,279	-497,066	-926,471
3.03	Gross profit	164,904	262,252	143,798	221,943
3.04	Operating expenses/income	-152,215	-275,447	-144,430	-250,762
3.04.01	Selling expenses	-43,093	-73,875	-60,407	-115,627
3.04.02	General and administrative expenses	-56,418	-107,837	-49,599	-102,604
3.04.05	Other operating expenses	-55,296	-95,310	-19,936	-36,162
3.04.05.01	Depreciation and amortization	-15,977	-29,999	-11,022	-20,431
3.04.05.02	Other operating expenses	-39,319	-65,311	-8,914	-15,731
3.04.06	Equity pick-up	2,592	1,575	-14,488	3,631
3.05	Income (loss) before financial results and income taxes	12,689	-13,195	-632	-28,819
3.06	Financial	-3,072	-10,986	-33,662	-82,827
3.06.01	Financial income	37,965	82,161	16,757	35,688
3.06.02	Financial expenses	-41,037	-93,147	-50,419	-118,515
3.07	Income before income taxes	9,617	-24,181	-34,294	-111,646
3.08	Income and social contribution taxes	-11,672	-18,269	-6,992	-13,429
3.08.01	Current	-9,810	-16,874	-5,202	-9,165
3.08.02	Deferred	-1,862	-1,395	-1,790	-4,264
3.09	Income (loss) from continuing operation	-2,055	-42,450	-41,286	-125,075
3.10	Income (loss) from discontinuing operation	-	-	42,473	80,765
3.10.01	Income (loss) from discontinuing operation	-	-	42,473	80,765
3.11	Income (loss) for the period	-2,055	-42,450	1,187	-44,310
3.11.01	Income (loss) attributable to the Company	-851	-40,640	-14,144	-69,617

CONSOLIDATED FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 04/01/2014 to 06/30/2014	YEAR TO DATE 01/01/2014 to 06/30/2014	SAME QUARTER FROM PREVIOUS YEAR 04/01/2014 to 06/30/2014	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2013 to 06/30/2013
3.11.02	Net income attributable to non-controlling interests	-1,204	-1,810	15,331	25,307
3.99.01.01	ON	-0.00210	-0.1002	-0.0329	-0.1622
3.99.02.01	ON	-0.00210	-0.1002	-0.0329	-0.1622

CONSOLIDATED FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 04/01/2014 to 06/30/2014	YEAR TO DATE 01/01/2014 to 06/30/2014	SAME QUARTER FROM PREVIOUS YEAR 04/01/2014 to 06/30/2014	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2013 to 06/30/2013
4.01	Income (loss) for the period	-2,055	-42,450	1,187	-44,310
4.03	Consolidated comprehensive income (loss) for the period	-2,055	-42,450	1,187	-44,310
4.03.01	Income (loss) attributable to Gafisa	-851	-40,640	-14,144	-69,617
4.03.02	Net income attributable to the noncontrolling interests	-1,204	-1,810	15,331	25,307

CONSOLIDATED FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2014 to 06/30/2014	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2013 to 06/30/2013
6.01	Net cash from operating activities	-40,042	-41,174
6.01.01	Cash generated in the operations	154,886	-40,247
6.01.01.01	Loss before income and social contribution taxes	-24,181	-111,646
6.01.01.02	Stock options expenses	24,405	9,545
6.01.01.03	Unrealized interest and finance charges, net	70,624	19,424
6.01.01.04	Depreciation and amortization	29,999	20,431
6.01.01.05	Write-off of property and equipment, net	2,197	5,186
6.01.01.06	Provision for legal claims	51,796	15,238
6.01.01.07	Warranty provision	-10,957	-2,440
6.01.01.08	Provision for profit sharing	16,425	17,427
6.01.01.09	Allowance for doubtful accounts	-3,306	-2,965
6.01.01.10	Provision for realization of non-financial assets – properties for sale	379	-924
6.01.01.11	Provision for penalties due to delay in construction works	-675	-12,098
6.01.01.12	Financial instruments	-245	5,700
6.01.01.13	Equity pick-up	-1,575	-3,631
6.01.01.14	Provision for realization of non-financial assets – intangible	-	506
6.01.02	Variation in Assets and Liabilities	-194,928	-927
6.01.02.01	Trade accounts receivable	179,022	96,826
6.01.02.02	Properties for sale	-81,378	-127,903
6.01.02.03	Other accounts receivable	-2,398	-23,073
6.01.02.04	Transactions with related parties	-51,270	-13,697
6.01.02.05	Prepaid expenses	8,964	13,890
6.01.02.06	Suppliers	-1,479	13,537
6.01.02.07	Obligations for purchase of land and adv. from customers	-53,554	24,620
6.01.02.08	Taxes and contributions	-31,088	-17,103
6.01.02.09	Salaries and payable charges	-45,826	-39,326
6.01.02.10	Other obligations	-31,239	75,236
6.01.02.11	Income tax and social contribution paid	-84,682	-3,934
6.02	Net cash from investing activities	694,084	155,486
6.02.01	Purchase of property and equipment and intangible assets	-35,128	-37,522
6.02.02	Redemption of short-term investments	2,544,749	2,641,860
6.02.03	Short-term investments obtained	-1,880,258	-2,450,241
6.02.04	Investments increase	4,420	-3,876
6.02.05	Received dividends	60,301	5,265
6.03	Net cash from financing activities	-734,147	-69,765
6.03.01	Capital increase	-	4,863
6.03.02	Loans and financing obtained	378,913	948,313
6.03.03	Payment of loans and financing	-835,878	-857,622
6.03.04	Purchase of treasury shares	-51,353	-39,970
6.03.05	Proceeds from subscription of redeemable equity interest in securitization fund	-	-5,089

CONSOLIDATED FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2014 to 06/30/2014	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2013 to 06/30/2013
6.03.06	Payables to venture partners	-109,018	-108,583
6.03.07	Loans with related parties	-6,598	-11,677
6.03.08	Treasury shares	13,480	-
6.03.09	Net result from treasury shares' alienation	-6,571	-
6.03.10	Dividends paid	-117,122	-
6.05	Net increase of cash and cash equivalents	-80,105	44,547
6.05.01	Cash and cash equivalents at the beginning of the period	215,194	432,202
6.05.02	Cash and cash equivalents at the end of the period	135,089	476,749

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2014 TO 06/30/2014 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Others comprehensive income	Total Shareholders equity	Non Controlling interest	Total equity Consolidated
5.01	Opening balance	2,740,662	-18,687	468,749	-	-	3,190,724	23,759	3,214,483
5.03	Opening adjusted balance	2,740,662	-18,687	468,749	-	-	3,190,724	23,759	3,214,483
5.04	Capital transactions with shareholders	-	-33,902	-	-	-	-33,902	-	-33,902
5.04.03	Realization of granted options	-	10,542	-	-	-	10,542	-	10,542
5.04.04	Acquired treasury shares	-	-51,353	-	-	-	-51,353	-	-51,353
5.04.05	Sold treasury shares	-	6,909	-	-	-	6,909	-	6,909
5.05	Total of comprehensive income (loss)	-	-	-	-40,640	-	-40,640	-1,810	-42,450
5.05.01	Income (loss) for the period	-	-	-	-40,640	-	-40,640	-1,810	-42,450
5.07	Closing balance	2,740,662	-52,589	468,749	-40,640	-	3,116,182	21,949	3,138,131

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2013 TO 06/30/2013 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Others comprehensive income	Total Shareholders equity	Non Controlling interest	Total equity Consolidated
5.01	Opening balance	2,735,794	35,233	-	-226,523	-	2,544,504	150,384	2,694,888
5.03	Opening adjusted balance	2,735,794	35,233	-	-226,523	-	2,544,504	150,384	2,694,888
5.04	Capital transactions with shareholders	4,863	-30,424	-	-	-	-25,561	-6,559	-32,120
5.04.01	Capital increase	-	-	-	-	-	4,863	819	5,682
5.04.03	Realization of granted options	-	9,546	-	-	-	9,546	2,687	12,233
5.04.04	Acquired treasury shares	-	-39,970	-	-	-	-39,970	-3,556	-43,526
5.04.06	Dividends	-	-	-	-	-	-	-6,509	-6,509
5.05	Total of comprehensive income (loss)	-	-	-	-69,617	-	-69,617	25,307	-44,310
5.05.01	Income (loss) for the period	-	-	-	-69,617	-	-69,617	25,307	-44,310
5.07	Closing balance	2,740,657	4,809	-	-296,140	-	2,449,326	169,132	2,618,458

CONSOLIDATED STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2014 to 06/30/2014	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2013 to 06/30/2013
7.01	Revenues	1,092,671	1,253,023
7.01.01	Real estate development, sale and services	1,061,801	1,172,116
7.01.04	Allowance for doubtful accounts	30,870	80,907
7.02	Inputs acquired from third parties	-773,089	-828,843
7.02.01	Cost of sales and/or services	-670,178	-856,704
7.02.02	Materials, energy, outsourced labor and other	-102,911	27,861
7.03	Gross added value	319,582	424,180
7.04	Retentions	-29,999	-20,431
7.04.01	Depreciation and amortization	-29,999	-20,431
7.05	Net added value produced by the Company	289,583	403,749
7.06	Added value received on transfer	83,736	39,319
7.06.01	Equity pick-up	1,575	3,631
7.06.02	Financial income	82,161	35,688
7.07	Total added value to be distributed	373,319	443,068
7.08	Added value distribution	373,319	443,068
7.08.01	Personnel and payroll charges	116,138	156,633
7.08.02	Taxes and contributions	122,220	167,770
7.08.03	Compensation – Interest	175,601	188,282
7.08.03.01	Interest	175,601	188,282
7.08.04	Compensation – Company capital	-40,640	-69,617
7.08.04.03	Retained losses	-40,640	-69,617

Gafisa

Earnings Release | 2Q14

2Q14 Conference Call

August 11, 2014

> 9:00 am US EST
In English (simultaneous translation from Portuguese)
+ 1-516-3001066 US EST
Code: Gafisa

> 10:00 am Brasília Time
In Portuguese
Telephones:
+55-11-3728-5800 (Brazil)
Code: Gafisa

Replay:
+55-11-3127-4999 (Brazil)
Code: 30236515
+55-11-3127-4999 (USA)
Code: 31355149
Webcast: www.gafisa.com.br/ri

IR Contacts

Danilo Cabrera
Phone: +55 11 3025-9242 / 9305
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ir

Media Relations

Máquina da Notícia - Comunicação Integrada
Fernando Kadaoka
Telephone: +55 11 3147-7498
Fax: +55 11 3147-7900
E-mail:
fernando.kadaoka@maquina.inf.br

Shares

GFSA3 – Bovespa
GFA – NYSE
Total shares outstanding: 435.559.201[1]
Average daily trading volume (90 days²):
R$22.7 million
(1) Including 30,812,827 treasury shares
(2) Until June 30, 2014

Gafisa 60 ANOS

GAFISA RELEASES 2Q14 RESULTS

FOR IMMEDIATE RELEASE

São Paulo, August 08, 2014

Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported financial results for the quarter ended June 30, 2014.

MANAGEMENT COMMENTS AND HIGHLIGHTS

We are pleased to report continued improvement in Gafisa and Tenda’s financial results during the second quarter of 2014. In spite of the uncertain economic environment and the impact, at the end of the quarter, of the World Cup in Brazil, the Company was able to report solid operating results, which positively impacted financial performance.

Gafisa’s profitability continues to improve. In the quarter, margins were in line with our expectations and are consistent with the business plan for the year. Adjusted gross margin reached 38.1%, and adjusted EBITDA margin was 20.9%, as a result of our strategy of consolidating operations in the more profitable markets of São Paulo and Rio de Janeiro. In response to the consumer spending environment in Brazil, we are taking a selective approach to product development and closely monitoring the execution process. In the second quarter we launched PSV of R$314.7 million in the Gafisa segment, comprising three projects in São Paulo and Osasco. Pre-sales during the period totaled R$ 251.3 million, reflecting the continued sale of inventory. The speed of sales improved on a sequential basis and was stable year-over-year. In the second quarter, the number of deliveries increased almost three-fold to 1,504 units, compared with 524 units in the 1Q14. The high level of deliveries underpinned the volume of transfers, which reached R$ 442.8 million in the first-half. While the sequential increase in quarterly unit deliveries led to an associated rise in cancellations, the result was lower on a year-over-year basis. The Gafisa segment generated net income of R$ 17.1 million in 2Q14, ending the 1H14 with accumulated income of R$ 14.8 million.

The Tenda segment also performed well. Net pre-sales totaled R$181.7 million, the best quarterly result since the fourth quarter of 2011, which marked the early stage of the turnaround process. The volume of sales cancelations declined 25.5% on a year-over-year basis, reflecting the immediate transfer of sales and the gradual reduction in legacy projects in the portfolio. While the segment’s performance improved in the quarter, sales were nonetheless impacted by the World Cup in Brazil, which reduced in store traffic. The performance of projects launched under the New Model was in line with expectations, due to good sales velocity, fast transfer to financial institutions and tight control over construction costs. In 2Q14, Tenda transferred 1,708 units, representing R$223.7 million in sales. This solid operating performance resulted in a significant improvement in financial results. Adjusted gross income reached R$69.4 million in the first-half, with a margin of 24.5%. The Company expects a sequential improvement in Tenda’s profitability, due to the ongoing streamlining of the segment’s cost and expense structure, the adherence to and strong performance of the New Business Model, and the contribution of a smaller number of underperforming legacy projects.

Consolidated launch volumes for the quarter reached R$413.7 million and R$949.1 million in the first-half, while pre-sales were R$433.0 million and R$672.3 million respectively. Adjusted gross profit was R$205.2 million with a margin of 35.7% in the quarter, 7.5 percentage points above that of the previous year. The result underscores the improved operating and financial performance achieved by the two segments in 2Q14. During the first-half, adjusted gross profit was R$337.4 million, with a margin of 33.5%. Adjusted EBITDA was R$89.8 million in 2Q14 and R$116.3 million in 1H14, with an EBITDA margin of 15.6% and 11.5%, respectively.

The Company reported a loss of R$851.0 thousand in the second quarter, as a profit of R$17.1 million in the Gafisa segment was offset by a loss of R$18.0 million in the Tenda segment. In 1H14, the net loss was R$40.6 million.

We would also like to highlight the Company’s operating cash generation in the first half of the year. We ended 2Q14 with operating cash flow of R$39.1 million, totaling R$ 146.1 million in 1H14, as a result of: (i) the Company’s success in transferring units sold to financing agents, with nearly R$851 million transferred in the period; and (ii) greater control over the business cycle. Free cash flow generation in 2Q14 was negative at R$ 1.3 million, while in 1H14, free cash flow was positive at R$19.2 million.

The Net Debt/Equity ratio was 44.9% at the end of June and stable on a sequential basis. Excluding project finance, the Net Debt/Equity ratio was negative 16.9%.

During the second quarter we made further progress in separating the Gafisa and Tenda business units into two independent companies. During the quarter, a number of administrative functions, including Services, Personnel and People Management, among others, were split, and are currently operating independently from an administrative point of view. At the same time, we continue to evaluate the most appropriate capital structure for Gafisa and Tenda.

Looking ahead, we are confident in our business’s prospects, and believe that the measures implemented to date mean we are well-positioned to face future challenges.

Sandro Gamba Chief Executive Officer – Gafisa S.A.	Rodrigo Osmo Chief Executive Officer – Tenda

FINANCIAL RESULTS

▲       Net revenue recognized by the “PoC” method was R$397.9 million in the Gafisa segment and R$176.9 million in the Tenda segment. This resulted in consolidated revenue of R$574.8 million in the second quarter, a reduction of 10.3% compared with the 2Q13, and an increase of 32.8% from the 1Q14. In the 1H14, net revenue reached R$1,007.5 million.

▲       Adjusted gross profit for 2Q14 was R$205.3 million, up from R$180.0 million in 2Q13 and R$132.1 million in the previous quarter. Adjusted gross margin rose to 35.7% versus 28.1% in the prior-year period and 30.5% in the 1Q14. Gafisa’s contribution was an adjusted gross profit of R$151.5 million, with an adjusted margin of 38.1%, while Tenda’s contribution was R$53.8 million, with a margin of 30.4% in 2Q14. In the first half, consolidated adjusted gross profit was R$337.4 million, and adjusted gross margin was 33.5%.

▲       Adjusted EBITDA was R$89.8 million in the 2Q14. The Gafisa segment reported adjusted EBITDA of R$83.4 million, while the Tenda segment’s adjusted EBITDA was negative at R$1.9 million. Please note that consolidated adjusted EBITDA includes Alphaville equity income, while the Gafisa segment’s adjusted EBITDA is net of this effect. At the end of 1H14, consolidated adjusted EBITDA reached R$116.3 million. Consolidated EBITDA margin reached 15.6% in 2Q14 and 11.5% in 1H14.

▲       The Company reported a consolidated net loss of R$851.0 thousand in the second quarter. Gafisa reported a profit of R$17.1 million, while Tenda reported a loss of R$18.0 million. In the 1H14, the net loss reached R$40.6 million.

▲       Operating cash generation reached R$39.1 million in the 2Q14 and R$146.1 million in the 1H14. In the 2Q14, the Company recorded cash burn of R$1.3 million, while in the first half, cash generation was R$19.2 million.

OPERATING RESULTS

▲       Launches totaled R$413.7 million in the 2Q14, compared to R$535.4 million in the 1Q14. In 1H14, R$949.1 million were launched. The Gafisa segment accounted for R$668.7 million across 6 projects, while the Tenda segment launched 6 projects with a total PSV of R$280.5 million.

▲       Consolidated pre-sales totaled R$433.0 million in the 2Q14, compared to R$386.8 million in the 2Q13. In the 1H14, sales reached R$672.4 million, with R$438.9 million in the Gafisa segment and R$233.5 million in the Tenda segment. Consolidated sales from launches in the period (1H14) represented 32% of the total, while sales from inventory comprised the remaining 68%.

▲       Consolidated sales over supply (SoS) reached 12.6% in 2Q14, compared to 7.5% in 1Q14. The result was stable on a year-over-year basis. In the Gafisa segment, SoS was 9.8%, while in the Tenda segment it was 20.8%.

▲       Consolidated inventory at market value increased R$61.9 million on a sequential basis, reaching R$3.0 billion. Gafisa’s inventory reached R$2.3 billion and Tenda’s inventory totaled R$691.4 million.

▲       Throughout the second quarter, the Company delivered 19 projects, totaling 3,689 units, representing R$678.2 million. The Gafisa segment delivered 1,504 units, while the Tenda segment delivered the remaining 2,185 units.

ANALYSIS OF RESULTS

Gafisa Segment

Gross Margin Expansion and Reduction in Expenses Benefit EBITDA Margin

The Gafisa segment’s margin has been improving in recent quarters, due to the consolidation of operations in certain markets and the delivery of legacy projects. In the 2Q14, adjusted gross profit increased to R$ 151.5 million, compared to R$ 116.5 million in the previous quarter and R$ 144.6 million in the 2Q13. Accordingly, the adjusted gross margin reached 38.1%, up from 35.7% in the 1Q14. Another highlight is the 14.0% y-o-y reduction in the amount of expenses, despite higher launch volumes in the period. These factors contributed to an increase in EBITDA margin to 20.9% from 16.8% in 1Q14 and 15.3% in the previous year.

Net Income

Net income for the period was R$17.1 million, compared to a loss of R$2.3 million in 1Q14, and profit of R$11.9 million in the year-ago period. Excluding the equity from Alphaville, at R$8.4 million, the Gafisa segment’s net income was positive at R$8.7 million, compared with net income of R$ 1.1 million in 1Q14 and a net loss of R$ 30.6 million in the previous year.

Note that currently Gafisa holds a 30% stake in Alphaville, while in 2Q13 this stake was 80%.

Gafisa Segment (R$ million)	2Q14	1Q14	2Q13
Adjusted Gross Profit	151.5	116.5	144.6
Adjusted Gross Margin	38.1%	35.7%	38.7%
Net Profit	17.1	(2.3)	11.9
Equity income from Alphaville	8.4	(3.4)	42.5
Net Profit Ex-Aphaville	8.7	1.1	(30.6)

Tenda Segment

Significant Gross Margin Expansion and Lower Expenses

The reduced contribution and complexity of Tenda legacy projects, coupled with the resumption of launches under a new business model, is resulting in a gradual improvement in the segment’s margins. In the 2Q14, adjusted gross profit increased to R$53.8 million, compared to R$15.6 million in the previous quarter and R$35.4 million in 2Q13. Accordingly, the adjusted gross margin reached 30.4%, compared to a margin of 14.7% in the 1Q14 and 13.3% in 2Q13.

A streamlined cost structure, which better reflects the size of operations, also contributed to the segment’s second quarter results. Selling, general and administrative expenses once again decreased from a year earlier, with a sharp 30.0% reduction in selling expenses, despite higher launch volumes in the period. This was mainly driven by the sale of units through Tenda’s own stores, which is one of the pillars of the new Tenda business model.

Net Income

Second quarter net income was negative at R$18.0 million, compared to a net loss of R$37.5 million in 1Q14, and R$26.0 million in 2Q13.

Tenda Segment (R$ million)	2Q14	1Q14	2Q13
Adjusted Gross Profit	53.8	15.6	35.4
Adjusted Gross Margin	30.4%	14.7%	13.3%
Net Profit	(18.0)	(37.5)	(26.0)

RECENT EVENTS

Share Buyback Program

Regarding the share buyback program in place, on July 25, 2014, the Company had acquired 24 million shares, or around 74% of the total amount permitted, considering the maximum amount of 32,938,554 shares.

The approved program is conditional on the maintenance of consolidated net debt at a level equal to or less than 60% of net equity and does not oblige the Company to acquire any particular amount of shares in the market. The program may be suspended at any time.

On February 28, 2014, the Company canceled an open share buyback program in place in the Tenda subsidiary and opened a new program in Gafisa, containing the same previously defined conditions. The new program can repurchase the remaining balance of shares.

Change in Tenda Securities Issuer Category

In keeping with the process to separate the Gafisa and Tenda business units, on July 29, 2014 the Company informed the market that the Brazilian Securities and Exchange Commission (CVM) authorized Tenda to change its securities issuer category to Category “A”.

Such conversion is part of the first phase of the process to separate the two segments, which was announced in February. Both Gafisa and Tenda are still working on studies related to separation alternatives and assessing issues relating to capital structure, liquidity, fiscal, tax, legal and corporate aspects, among others.

Key Numbers for the Gafisa

Table 1 – Gafisa Segment - Operating and Financial Highlights – (R$000, and % Gafisa)

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)
Launches	314,733	353,934	-11.1%	215,910	45.8%
Net pre-sales	251,290	187,555	34.0%	216,911	15.8%
Net pre-sales of Launches	116,334	37,915	206.8%	109,909	5.8%
Sales over Supply (SoS)	9.8%	7.9%	190 bps	9.8%	0 bps
Delivered projects (Units)	1,504	524	187.0%	1,642	-8.4%
Net Revenue	397,907	326,750	21.8%	374,360	6.3%
Adjusted Gross Profit¹	151,446	116,530	30.0%	144,575	4.8%
Adjusted Gross Margin¹	38,1%	35.7%	240 bps	38.7%	-66 bps
Adjusted EBITDA[2]	83,353	54,810	52.1%	57,271	59.5%
Adjusted EBITDA Margin[2]	20.9%	16.8%	417 bps	15.3%	560 bps
Net Income (Loss)	17,132	-2,331	-835.0%	11,867	44.4%
Backlog revenues	1,298,089	1,429,230	-9.2%	1,832,247	-29.2%
Backlog results ³	470,361	526,273	-10.6%	639,307	-26.4%
Backlog margin ³	36.2%	36.8%	-59 bps	34.9%	134 bps

1) Adjusted by capitalized interests

2) Adjusted by expenses with stock option plans (non-cash), minority. EBITDA from Gafisa segment does not consider the equity income from Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

Key Numbers for Tenda

Table 2 – Tenda Segment - Operating and Financial Highlights – (R$000, and % Tenda)

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)
Launches	99,011	181,445	-45.4%	33,056	199.5%
Net pre-sales	181,728	51,767	251.0%	169,841	7.0%
Net pre-sales of Launches	42,299	20,256	108.8%	68,541	-37.8%
Sales over Supply (SoS)	20.8%	6.4%	1440 bps	20.0%	80 bps
Delivered projects (Units)	2,185	1,272	71.8%	1,731	26.2%
Net Revenue	176,923	105,951	67.0%	266,504	-33.6%
Adjusted Gross Profit¹	53,805	15,563	245.7%	35,398	52.0%
Adjusted Gross Margin¹	30.4%	14.7%	1572 bps	13.3%	1693 bps
Adjusted EBITDA[2]	-1,907	-24,913	-92.3%	-5,824	-67.3%
Adjusted EBITDA Margin[2]	-1.1%	-23.5%	2244 bps	-2.2%	111 bps
Net Income (Loss)	-17,983	-37,460	-52.0%	-26,012	-30.9%
Backlog revenues	207,912	212,031	-1.9%	315,842	-34.2%
Backlog results ³	61,563	67,482	-8.8%	69,326	-11.2%
Backlog margin ³	29.6%	31.8%	-222 bps	21.9%	766 bps

1) Adjusted by capitalized interests

2) Adjusted by expenses with stock option plans (non-cash), minority. Tenda does not hold equity in Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

Key Consolidated Numbers

Table 3 - Operating and Financial Highlights – (R$000, and % Company)

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)
Launches	413,744	535,379	-22.7%	248,966	66.2%
Launches, units	1,089	1,866	-41.6%	609	78.8%
Pre-sales	433,018	239,323	80.9%	386,752	12.0%
Pre-sales, units	1,628	767	112.2%	1,834	-11.2%
Pre-sales of Launches	158,633	58,171	172.7%	153,099	3.6%
Sales over Supply (SoS)	12.6%	7.5%	510 bps	12.6%	0 bps
Delivered projects (PSV)	678,171	557,508	21.6%	636,681	6.5%
Delivered projects, units	3,689	1,796	105.4%	3,373	9.4%
Net Revenue	574,830	432,701	32.8%	640,864	-10.3%
Adjusted Gross Profit[1]	205,261	132,093	55.4%	179,972	14.1%
Adjusted Gross Margin¹	35.7%	30.5%	518 bps	28.1%	763 bps
Adjusted EBITDA ²	89,838	26,470	239.4%	93,921	-4.3%
Adjusted EBITDA Margin ²	15.6%	6.1%	951 bps	14.7%	97 bps
Net Income (Loss)	-851	-39,789	-97.9%	-14,144	-94.0%
Backlog revenues	1,506,001	1,641,262	-8.2%	2,148,090	-29.9%
Backlog results ³	531,924	593,755	-10.4%	708,634	-24.9%
Backlog margin ³	35.3%	36.2%	-86 bps	33.0%	233 bps
Net Debt + Investor Obligations	1,408,283	1,403,824	0.3%	2,519,219	-44.1%
Cash and cash equivalents	1,279,568	1,563,226	-18.1%	1,101,160	16.2%
Shareholder’s Equity	3,116,182	3,106,356	0.3%	2,449,326	27.2%
Shareholder’s Equity+ Minority	3,138,131	3,129,509	0.3%	2,618,458	19.8%
Total Assets	7,288,403	7,618,063	-4.3%	8,492,744	-14.2%
(Net Debt + Obligations) / (SE + Minority)	44.9%	44.9%	2 bps	96.2%	-5133 bps

1) Adjusted by capitalized interests

2) Adjusted by expenses with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

Update on the Separation Process

Administrative Split and Next Steps

Throughout this quarter, the Company continued to evaluate the potential separation of the Gafisa and Tenda business units.

As previously reported, a separation would be the next step in a comprehensive plan initiated by management to enhance value creation for both business units and its shareholders.

As announced in the first quarter, the Company made some initial progress in splitting Gafisa and Tenda’s administrative structures, so that they can operate independently in the future.

In this quarter, the Company made the following progress:

(1)   Effective separation of the following areas: Services, Personnel and Management Center, among others;

(2)   Physical separation of business units, with the aforementioned teams established at their respective head offices: Gafisa and Tenda;

(3)   Appointment of Felipe Cohen as the new Chief Financial and Investor Relations Officer of Tenda. The appointment marks an additional step in establishing the Tenda business as a standalone entity.

At the same time, the Company continues to evaluate separation alternatives for the two companies.

Among the initiatives and studies being undertaken, we highlight:

(1)   Review of relationship with agents potentially linked to the separation process in order to align  contractual and operational issues related to the possible separation.;

(2)   Amendment with the Brazilian Securities and Exchange Commission (CVM), related to the category of Tenda as an issuer. Since late July 2014, Tenda became registered under Category A.

(3)   Continuity of studies regarding the definition of a capital structure, which is appropriate to the business cycle of each company, as well as liquidity, and fiscal, tax, legal, corporate aspects, among others.

Over the coming months, the Company will continue the necessary studies for the separation of Gafisa and Tenda, and will keep its shareholders and the market informed as to the progress and developments of this process.

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with average unit prices of R$500,000.

Operating Results

Launches and Pre-Sales

Second quarter launches totaled R$314.7 million, representing 3 projects/phases located in the cities of São Paulo and Osasco. In the 2Q13, the segment registered R$215.9 million in launches.

The Gafisa segment’s 2Q14 gross pre-sales totaled R$371.2 million. Taking into account a 12.9% y-o-y decline in the volume of dissolutions, 2Q14 net pre-sales increased 15.9% y-o-y to R$251.3 million. The sale of units launched during the quarter represented 38.3% of the total, reaching R$96.3 million. The segment accounted for 76% of consolidated launches.

Table 4. Gafisa Segment – Launches and Pre-sales (R$000)

	2Q14	1Q14	Q/Q(%)	2Q13	Y/Y(%)
Launches	314,733	353,934	-11.1%	215,910	45.8%
Pre-sales	251,290	187,555	34.0%	216,911	15.8%

Sales over Supply (SoS)

2Q14 sales velocity increased to 9.8% from 7.9% in 1Q14 and was in line with the previous year. Considering the last 12 months, Gafisa’s SoS ended the 2Q14 at 31.8%.

Dissolutions

The Company has achieved a consistent reduction in the level of dissolutions. Gafisa segment dissolutions decreased 12.9% y-o-y, in keeping with a decline in the level of dissolutions to a more stable level.

Of the 255 Gafisa segment units cancelled and returned to inventory, 57.6% were resold in the same period.

Inventory

In 2Q14, Gafisa maintained its focus on inventory reduction initiatives. Accordingly, inventory represented 62% of total sales in the period. The market value of Gafisa segment inventory reached R$2.3 billion in the 2Q14, as compared to R$2.2 billion in the previous quarter. Finished units outside of core markets accounted for R$220.9 million, or 9.5% of total inventory.

Table 5. Gafisa Segment – Inventory at Market Value (R$000)

	Inventories BoP 1Q14	Launches	Dissolutions	Pre-Sales	Adjusts + Other	Inventories EoP 2Q14	% Q/Q
São Paulo	1,381,135	314,733	94,078	(285,129)	45,702	1,550,518	12.3%
Rio de Janeiro	561,294	-	7,217	(32,505)	14,626	550,633	-1.9%
Other Markets	256,867	-	18,622	(53,573)	(985)	220,931	-14.0%
Total	2,199,296	314,733	119,917	(371,207)	59,342	2,322,081	5.6%

During the same period, finished units comprised R$312.9 million, or 13.5% of total inventory. Of this amount, inventory from projects launched outside core markets represented R$180.3 million, as compared to R$196.7 million in 1Q14. The Company has seen an improvement in the sales velocity in these markets over the past few quarters, and believes that between the end of 2015 and beginning of 2016 it will have monetized a relevant portion of its inventory in non-core markets.

Table 6. Gafisa Segment – Inventory at Market Value - Construction Status (R$000)

	Not initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units ¹	Total 1Q14
São Paulo	280,180	130,693	944,665	102,487	92,494	1,550,518
Rio de Janeiro	165,088	-	111,138	234,240	40,166	550,633
Other Markets	-	-	-	40,605	180,326	220,931
Total	445,268	130,693	1,055,803	377,332	312,986	2,322,081

1) Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPCs 18, 19 and 36.

Landbank

Gafisa segment landbank, with a PSV of approximately R$6.1 billion, is comprised of 32 different projects/ phases, amounting to nearly 10.8 thousand units, 77% located in São Paulo and 23% in Rio de Janeiro. The largest portion of land acquired through swap agreements is in Rio de Janeiro, thereby impacting the total amount of land acquired through swaps, which reached 59% in the second quarter.

Table 7. Gafisa Segment- Landbank (R$000)

	PSV - R$ mm (% Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential Units (% Gafisa)	Potential units (100%)
São Paulo	4,736,453	43%	42%	1%	9,045	9,945
Rio de Janeiro	1,413,300	90%	90%	0%	1,725	1,728
Total	6,149,753	59%	59%	0%	10,770	11,673

Table 8. Gafisa Segment - Changes in the Landbank (R$000)

	Initial Landbank	Land Aquisition	Launches	Adjusts	Final Landbank
São Paulo	4,944,213	118,375	(314,733)	(11,402)	4,736,453
Rio de Janeiro	1,414,269	-	-	(969)	1,413,300
Total	6,358,482	118,375	(314,733)	(12,371)	6,149,753

In 2Q14, the Company acquired new land with potential PSV of R$118.4 million at a cost of R$20.2 million, of which 46.5% was acquired with cash, and 53.5% through swap agreements. In regards to the land acquired in the quarter, about R$2.3 million was disbursed in 2Q14 and approximately another R$7.1 million will be disbursed by the end of the year.

Second quarter adjustments reflect updates related to project scope, expected launch date and inflationary adjustments to landbank during the period.

Gafisa Vendas

During the 2Q14, Gafisa Vendas – the Company’s independent sales unit, with operations in São Paulo and Rio de Janeiro - accounted for 53.6% of gross sales. Gafisa Vendas currently has a team of 410 highly trained, dedicated consultants, combined with an online sales force.

Delivered Projects

During 2Q14, Gafisa delivered 8 projects/phases and 1,504 units.

Table 9. Gafisa Segment - Delivered Projects

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)
PSV Transferred [1]	210,677	232,076	-9.2%	208,467	1.1%
Delivered Projects	8	5	100.0%	9	-11.1%
Delivered Units	1,504	524	187.0%	1,642	-8.4%
Delivered PSV [2]	454,880	458,420	-0.8%	436,038	4.3%

1) PSV refers to potential sales value of the units transferred to financial institutions.

2) PSV - Potential sales value of delivered units.

Financial Results

Revenues

Net revenues for the Gafisa segment in 2Q14 totaled R$397.9 million, up 21.8% versus 1Q14 and 6.3% versus the prior year period.

In the 2Q14, approximately 97.6% of Gafisa Segment revenues were derived from projects in Rio de Janeiro and São Paulo, while 2.4% were derived from projects in non-core markets. The table below provides additional details.

Table 10. Gafisa Segment - Revenue Recognition (R$000)

	2Q14				2Q13
LLaunches	Pre-sales	% Sales	Launches	Pre-sales	% Sales	Launches	Pre-sales	% Sales
2014	116,334	46.3%	5,711	1.4%	-	-	-	-
2013	11,977	4.8%	63,529	16.0%	98,214	45.3%	34,195	9.1%
2012	42,528	16.9%	125,655	31.6%	72,592	33.5%	52,261	14.0%
≤ 2011	80,451	32.0%	203,012	51.0%	46,105	21.3%	287,904	76.9%
Total	251,290	100.0%	397,907	100.0%	216,911	100.0%	374,360	100.0%
SP + RJ	216,338	86.1%	388,504	97.6%	201,605	92.9%	352,581	94.2%
Other Markets	34,952	13.9%	9,402	2.4%	15,305	7.1%	21,779	5.8%

Gross Profit & Margin

Gross profit for the Gafisa segment in 2Q14 was R$119.1 million, compared to R$88.9 million in 1Q14, and R$124.1 million in the prior year period. Gross margin for the quarter was 29.9%, up 274 bps over the previous quarter. Gafisa’s margins and profitability have improved, in keeping with the delivery of legacy projects and the strategic geographic consolidation. At the same time, the increased contribution of newer, more profitable projects launched by the end of 2013 positively impacted results. Excluding financial impacts, the adjusted gross margin reached 38.1%.

The below table contains more details on the breakdown of Gafisa’s gross margin in 2Q14.

Table 11. Gafisa Segment– Gross Margin (R$000)

	2T14	1T14	T/T (%)	2T13	A/A (%)
Net Revenue	397,907	326,750	21.8%	374,360	6.3%
Gross Profit	119,135	88,890	34.0%	124,065	-4.0%
Gross Margin	29.9%	27.2%	274 bps	33.1%	-320 bps
( - ) Financial costs	-32,321	-27,640	16.9%	-20,510	57.6%
Adjusted Gross Profit	151,456	116,530	30.0%	144,575	4.8%
Adjusted Gross Margin	38.1%	35.7%	240 bps	38.7%	-66 bps

Table 12. Gafisa Segment – Gross Margin Composition (R$000)

	SP + RJ	Other Markets	2Q14
Net Revenue	388,504	9,403	397,907
Adjusted Gross Profit	149,742	1,715	151,457
Adjusted Gross Margin	38.5%	18.2%	38.1%

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$59.8 million in the 2Q14, a 14.0% decrease y-o-y. Selling expenses decreased by R$11.1 million, or 27.9% y-o-y, despite the higher volume of launches, totaling R$28.4 million, reflecting lower marketing expenses and sales commissions. To note, due to the concentration of first quarter launches in the last weeks of the period, a large proportion of sales expenses were accounted for in the 2Q14 results.

The segment’s general and administrative expenses reached R$ 31.4 million, remaining stable compared with previous quarters.

Table 13. Gafisa Segment– SG&A Expenses (R$000)

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)
Selling Expenses	28,425	18,995	49.6%	39,438	-27.9%
General & Administrative Expenses	31,406	32,449	-3.2%	30,105	4.3%
Total SG&A Expenses	59,831	51,444	16.3%	69,543	-14.0%
Launches	314,733	353,934	-11.1%	215,910	45.8%
Net Pre-Sales	251,290	187,555	34.0%	216,911	15.8%
Net Revenue	397,907	326,750	21.8%	374,360	6.3%

In the quarter, the Company recorded a R$ 13.9 million provision for the stock option program of its former subsidiary Alphaville, with exercise scheduled for 2014. To note, this is a one-off expense, which impacts cash only in the next quarter. As a result, the Other Operating Income/Expenses line totaled an expense of R$24.3 million, a 52.3% increase compared with 1Q14. Excluding the effect of the provision, this line was R$ 10.5 million, a 34.4% decrease compared to the previous quarter.

Adjusted EBITDA

Adjusted EBITDA for the Gafisa segment totaled R$83.4 million in the 2Q14, up 45.5%, as compared to R$57.3 million in the previous year and above the R$54.8 million recorded in 1Q14. Adjusted EBITDA does not take into consideration the impact of Alphaville equity income. The adjusted EBITDA margin, using the same criteria, experienced a sharp increase, reaching 20.9%, compared with a margin of 15.3% in the year-ago period. In 1H14, the Gafisa segment’s adjusted EBITDA reached R$138.2 million, with a margin of 19.1%.

In 2Q14, Gafisa’s operating performance benefited from by a R$ 9.7 million, or 14.0%, y-o-y reduction in the level of selling, general and administrative expenses.

Table 14. Gafisa Segment - Adjusted EBITDA (R$000)

	2Q14	1Q14	Q/Q(%)	2Q13	Y/Y(%)
Net (Loss) Profit	17,132	-2,331	-835.0%	11,867	44.4%
(+) Financial results	4,405	7,824	-43.7%	35,563	-87.6%
(+) Income taxes	7,208	4,022	79.2%	3,461	108.3%
(+) Depreciation & Amortization	11,311	11,206	0.9%	8,558	32.2%
(+) Capitalized interests	32,321	27,640	16.9%	20,510	57.6%
(+) Expenses w/ stock options	20,809	3,570	482.9%	4,851	329.0%
(+) Minority shareholders	-1,441	-548	163.0%	14,935	-109.6%
(-) Alphaville Effect Result	-8,392	3,427	-344.9%	-42,473	-80.2%
Adjusted EBITDA	83,353	54,810	52.1%	57,272	45.5%
Net revenue	397,907	326,750	21.8%	374,360	6.3%
Adjusted EBITDA Margin	20.9%	16.8%	417 bps	15.3%	565 bps

1)        EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

2)        Gafisa segment EBITDA does not consider the impact of Alphaville equity income.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$470.4 million in the 2Q14. The consolidated margin for the quarter was 36.2%, an increase of 134 bps compared to the result posted last year. The table below shows the backlog margin:

Table 15. Gafisa Segment - Results to be recognized (REF) (R$000)

	2Q14	1Q14	Q.Q(%)	2Q13	Y.Y(%)
Revenues to be recognized	1,298,089	1,429,230	-9.2%	1,832,247	-29.2%
Costs to be recognized (units sold)	-827,728	-902,957	-8.3%	-1,192,940	-30.6%
Results to be Recognized	470,361	526,273	-10.6%	639,307	-26.4%
Backlog Margin	36.2%	36.8%	-59 bps	34.9%	134 bps

TENDA SEGMENT

Focuses on affordable residential developments, classified within the Range II of Minha Casa, Minha Vida Program.

Operating Results

Tenda Segment Launches

Second quarter launches totaled R$99.0 million and included 2 projects/phases in the states of Rio de Janeiro and Minas Gerais. The brand accounted for 24% of 2Q14 consolidated launches.

During 2Q14, gross sales reached R$299.3 million, while net pre-sales totaled R$181.7 million. Sales from inventory accounted for 94.4% of the total, while sales from units launched during 2Q14 accounted for the remaining 5.6%.

All new projects under the Tenda brand are being developed in phases, in which all pre-sales are contingent on the ability to pass mortgages onto financial institutions.

Table 16. Tenda Segment – Launches and Pre-sales (R$000)

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)
Lauches	99,011	181,445	-45.4%	33,056	199.5%
Pre-sales	181,728	51,767	251.0%	169,841	7.0%

Sales over Supply (SoS)

In 2Q14, sales velocity (sales over supply) continued to improve, reaching 20.8%, which is in line with the same period last year. Considering the last 12 months, Tenda’s SoS ended the 2Q14 at 44.2%.

Dissolutions

The level of dissolutions in the Tenda segment has decreased since the end of 2011, declining 25.5% to R$117.6 million in 2Q14 compared with 2Q13.

A high volume of recent deliveries, combined with changes to Caixa’s credit criteria in the last 2 quarters of 2013, impacted the ability of some customers to secure financing and resulted in an increase in first quarter 2014 cancellations. As expected, the impact of these factors has diminished and the level of cancellations in Tenda resumed its downward trend in this quarter. Approximately 80% of 2Q14 dissolutions in the Tenda segment related to old projects.

Table 17. Tenda Segment – Net Pre-sales by Market (R$000)

	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14
New Model
Gross Sales	-	-	-	-	13,656	57,011	59,713	84,491	94,365	116,302
Dissolutions	-	-	-	-	-	(2,126)	(7,433)	(6,293)	(34,195)	(25,135)
Net Sales	-	-	-	-	13,656	54,885	52,279	78,197	60,170	91,167
Legacy Projects
Gross Sales	249,142	344,855	293,801	287,935	225,646	270,677	223,909	154,197	150,566	183,040
Dissolutions	(339,585)	(329,127)	(263,751)	(317,589)	(232,517)	(155,722)	(126,038)	(68,769)	(158,969)	(92,479)
Net Sales	(90,443)	15,728	30,050	(29,653)	(6,871)	114,956	97,872	85,429	(8,402)	90,561
Total
Dissolutions	3,157	2,984	2,202	2,509	1,700	1,172	924	491	1,259	810
Gross Sales	249,142	344,855	293,801	287,935	239,302	327,689	283,622	238,688	244,931	299,342
Dissolutions	(339,585)	(329,127)	(263,751)	(317,589)	(232,517)	(157,848)	(133,471)	(75,062)	(193,164)	(117,614)
Net Sales	(90,443)	15,728	30,050	(29,653)	6,785	169,841	150,151	163,626	51,767	181,728
Total (R$)	(90,443)	15,728	30,050	(29,653)	6,785	169,841	150,151	163,626	51,767	181,728
MCMV	(95,759)	21,461	7,977	(3,630)	36,191	142,602	119,215	122,428	57,157	151,434
Out of MCMV	6,316	(5,733)	22,074	(26,023)	(29,406)	29,239	30,936	41,198	(5,390)	30,294

Tenda remains focused on the completion and delivery of legacy projects, and is dissolving contracts with ineligible clients, so as to sell the units to new qualified customers.

Of the 788 Tenda units cancelled and returned to inventory in the quarter, 55% were resold to qualified customers during the same period. In 1H14, nearly 79% of dissolutions related to the new Tenda model were resold in the same period. The sale and transfer process plays an important role in the New Tenda Business Model, in which we expect that, within a period of up to 90 days, the effective sale and transfer process is complete.

Tenda Segment Transfers

In the 2Q14, Tenda transferred 1,708 units to financial institutions, representing R$223.7 million. In the 1H14, Tenda transferred 3,176 units, representing R$413.2 million.

Table 18. Tenda Segment - PSV Transferred - Tenda (R$000)

	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14
New Projects	-	26,608	26,608	42,921	49,776	69,563
Legacy	274,358	249,699	230,613	145,038	139,721	154,155
PSV Transferred[1]	274,358	276,308	257,222	187,959	189,497	223,717

1)        PSV transferred refers to actual effective cash inflow of the units transferred to financial institutions.

Tenda Segment Delivered Projects

During 2Q14, Tenda delivered 11 projects/phases and 2,185 units. Regarding Tenda’s legacy projects, there are around 4,400 remaining units to be delivered.

Inventory

Tenda has achieved satisfactory results in its inventory reduction initiatives, with inventory representing 94.4% of total sales. The market value of Tenda inventory was R$691.4 million at the end of the second quarter, down 9.1% when compared to R$752.3 million at the end of 1Q14. Inventory related to the remaining units for the Tenda segment totaled R$421.6 million or 60.9% of the total, down 14.3% over 1Q14. During the period, inventory comprising units within the Minha Casa, Minha Vida program totaled R$487.9 million, or 70.6% of total inventory, while units outside the program totaled R$203.6 million in the 2Q14, down 21.8% q-o-q.

Table 19. Tenda Segment -  Inventory at Market Value (R$000) – by Region

	Inventories IP1 1Q14	Launches	Dissolutions	Pre-sales	Price Adjustment + Others[5]	Inventories FP2 2Q14	% Q/Q3
São Paulo	189.051	-	31.043	(74.970)	15.239	160.362	17,9%
Rio de Janeiro	145.119	38.592	11.683	(60.278)	9.475	144.591	0,4%
Minas Gerais	52.069	60.419	18.374	(29.231)	(3.151)	98.480	-47,1%
Bahia & Pernambuco	129.016	-	13.894	(45.975)	4.830	101.765	26,8%
Others	237.047	-	42.620	(88.888)	(4.549)	186.229	27,3%
Total Tenda	752.302	99.011	117.614	(299.342)	21.844	691.428	8,8%
MCMV	491.992	99.011	83.694	(235.127)	48.288	487.857	0,8%
Out of MCMV	260.309	-	33.921	(64.215)	(26.444)	203.571	27,9%

Table 19. Tenda Segment - Inventory at Market Value  (R$000) – Construction Status

	Not initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units ¹	Total 2Q14
New Model - MCMV	-	184,193	76,161	8,644	875	269,874
Legacy - MCMV	-	-	-	36,369	181,615	217,983
Legacy – Out of MCMV	-	-	-	35,875	167,696	203,571
Total Tenda	-	184,193	76,161	80,887	350,186	691,428

1) Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPC’s 18, 19 and 36.

Second quarter adjustments reflect updates related to project scope, expected launch date and inflationary adjustments to landbank during the period.

Tenda Segment Landbank

Tenda segment landbank, with a PSV of approximately R$2.7 billion, is comprised of 32 different projects/phases, of which 18.4% are located in São Paulo, 19.2% in Rio de Janeiro, 9.9% in Minas Gerais and 52.5% in the Northeast region, specifically in the states of Bahia and Pernambuco. Altogether these amount to more than 21.0 thousand units.

Table 21. - Tenda Segment - Landbank (R$000)

	PSV - R$ mm (% Tenda)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Tenda)	Potential Units (100%)
São Paulo	498,607	10%	10%	0%	3,571	3,600
Rio de Janeiro	519,128	19%	19%	0%	4,011	4,063
Nordeste	1,423,527	14%	14%	0%	11,563	11,660
Minas Gerais	268,930	62%	62%	0%	1,876	1,988
Total	2,710,192	21%	21%	0%	21,021	21,311

Table 22. Tenda Segment– Changes in the Landbank

	Inicial Landband	Land aquisition	Launches	Adjusts	Final Landbank	Inicial Landband
São Paulo/South	832,139	-	-	-	(333,532)	498,607
Rio de Janeiro	471,885	-	-	(38,592)	83,835	519,128
Nordeste	1,263,732	27,085	-	-	132,710	1,423,527
Minas Gerais	392,871	-	(144,976)	(60,419)	81,453	268,930
Total	2,960,627	27,085	(144,976)	(99,011)	(33,534)	2,710,192

In 2Q14, the Company acquired new land with potential PSV of R$27.1 million, representing an acquisition cost of R$2.9 million. This land was acquired in full through swap agreements.

New Model Update and Turnaround

During the first half of the year, Tenda launched projects under its New Business Model, which is based on three pillars: operational efficiency, risk management and capital discipline. Currently, the Company continues to operate in four regions: São Paulo, Rio de Janeiro, Minas Gerais and Northeast (Bahia and Pernambuco states), with a launched PSV of R$594.4 million to date. Below is a brief description of the performance of these projects:

Table 23. Tenda – New Model Monitoring

	Novo Horizonte	Vila Cantuária	Itaim Paulista	Verde Vida F1	Jaraguá	Viva Mais	Campo Limpo	Verde Vida F2	Pq. Rio Maravilha	Candeias	Parque das Flores	Palácio Imperial	Vila Florida
Launch	mar/13	mar/13	may/13	jul/13	aug/13	nov/13	dec/13	jan/14	mar/14	mar/14	mar/14	may/14	may/14
Local	SP	BA	SP	BA	SP	RJ	SP	BA	RJ	PE	SP	RJ	MG
Units	580	440	240	340	260	300	300	340	440	432	100	259	432
Total PSV (R$000)	67.8	45.9	33.1	37.9	40.9	40.4	48.0	42.4	63.8	58.8	16.4	38.6	60.4
Sales	578	402	236	296	254	169	210	87	150	123	28	24	49
% Sales	99%	91%	98%	87%	98%	56%	70%	26%	34%	28%	28%	9%	11%
SoS avg (Month)	7%	6%	7%	7%	9%	7%	10%	4%	9%	7%	14%	5%	6%
Transferred (Sales)	578	344	226	255	248	116	185	55	68	42	12	0	15
% Transferred	100%	86%	96%	86%	98%	68%	88%	63%	45%	34%	43%	0%	31%
Work progress	100%	95%	100%	40%	61%	60%	13%	9%	8%	0%	0%	0%	0%

The run-off of legacy projects is on schedule and expected to be mostly concluded in 2014, with approximately 95% of the remaining units to be delivered by the end of the year.

Financial Result

Revenues

Tenda’s net revenue in 2Q14 totaled R$176.9 million, a reduction of 33.6% compared with the previous year. The decline reflects the low level of revenues related to the resumption of Tenda launches in the 1Q13. As shown in the table below, revenues from new projects accounted for 38.9% of Tenda’s revenues in 2Q14, while revenues from older projects accounted for the remaining 61.1%. In 1H14, Tenda recorded net income of R$282.9 million, of which R$127.0 million, or 44.9%, is related to the New Business Model.

Table 24. Tenda - Pre-Sales and Recognized Revenues (R$000)

	2Q14				2Q13
Launches	Pre-Sales	% Sales	Launches	Pre-Sales	Launches	Pre-Sales	% Sales	% Receita
2014	42,641	23.5%	5,252	3.0%	-	-	-	-
2013	48,527	26.7%	63,510	35.9%	54,885	32.3%	21,514	8.1%
2012	-	0.0%	-	-	-	-	(3)	-
≤ 2011	90,561	49.8%	111,652	63.1%	114,956	67.7%	240,089	90.1%
Landbank Sale	-	-	(3,491)	-2.0%	-	-	4,903	1.8%
Total	181,728	100.0%	176,923	100.0%	169,841	100.0%	266,504	100.0%
Legacy	90,561	49.8%	108,161	61.1%	114,956	67.7%	244,990	91.9%
New Model	91,167	50.2%	68,762	38.9%	54,885	32.3%	21,514	8.1%

Gross Profit & Margin

Gross profit in 2Q14 reached R$45.8 million, a sharp increase compared to R$8.5 million in 1Q14, and R$19.7 million in the previous year. Gross margin for the quarter also increased significantly, reaching 25.9% compared to 8.0% in 1Q14 and 7.4% in the prior-year period. The improvement in gross margin is due to the following factors: (i) increased average margin of legacy projects in 2Q14, due to the resale, at higher prices, of previously canceled projects; (ii) increased participation of projects launched under the New Business Model, which have higher margins and profitability, as has been observed in recent quarters and more prominently in 2014.

Below is Tenda’s gross margin breakdown in 2Q14. To note, the gross margin of the first projects under Tenda’s new business model benefit from the use of landbank acquired in the past, resulting in increased profitability.

Table 25. Tenda – Gross Margin (R$000)

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)
Net Revenue	176,923	105,951	67.0%	266,504	-33.6%
Gross Profit	45,769	8,458	441.1%	19,734	131.9%
Gross Margin	25.9%	8.0%	1789 bps	7.4%	1846 bps
( - ) Financial Costs	-8,036	-7,105	13.1%	-15,664	-48.7%
Adjusted Gross Profit	53,805	15,563	245.7%	35,398	52.0%
Adjusted Gross Margin	30.4%	14.7%	1572 bps	13.3%	1713 bps

Selling, General, and Administrative Expenses (SG&A)

During 2Q14, selling, general and administrative expenses totaled R$39.7 million, a 1.9% decrease compared to R$40.5 million in 2Q13.

Selling expenses totaled R$14.7 million in 2Q14, a 30.0% decrease y-o-y, due to the sale of units through the segment’s own stores, which started with the implementation of the New Business Model in early 2013. The increase compared to 1Q14 relates to higher sales in the second quarter.

Regarding general and administrative expenses, the sequential decrease is the result of a higher bonus provision of R$8.0 million in 2Q14. Excluding the effect of this provision, in both periods, general and administrative expenses reached R$17.0 million, up 7.7%%, due to the higher level of IT expenses.

Table 26. Tenda – SG&A Expenses (R$000)

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)
Selling Expenses	14,668	11,787	24.4%	20,969	-30.0%
General & Administ. Expenses	25,012	18,970	31.9%	19,494	28.3%
Total SG&A Expenses	39,680	30,757	29.0%	40,463	-1.9%
Launches	99,011	181,445	-45.4%	33,056	199.5%
Net Pre-Sales	181,728	51,767	251.0%	169,841	7.0%
Net Revenue	176,923	105,951	67.0%	266,504	-33.6%

Adjusted EBITDA

Adjusted EBITDA was negative R$1.9 million in 2Q14, compared to negative adjusted EBITDA of R$5.8 million last year and negative R$24.9 million in 1Q13.

Despite the lower level of revenue, the Company was able to improve its operating performance due to the expansion of its gross margin and efforts to streamline its cost and expense structure.

Table 27. Tenda - Adjusted EBITDA (R$000)

	2Q14	1Q14	Q/Q(%)	2Q13	Y/Y(%)
Net (Loss) Profit	-17,983	-37,460	-52.0%	-26,012	-30.9%
(+) Financial results	-1,333	90	-1581.1%	-1,901	-29.9%
(+) Income taxes	4,464	2,575	73.4%	3,532	26.4%
(+) Depreciation & Amortization	4,666	2,816	65.7%	2,464	89.4%
(+) Capitalized interests	8,036	7,105	13.1%	15,664	-48.7%
(+) Expenses w/ stock options	6	19	-68.4%	33	-81.8%
(+) Minority shareholders	237	-58	-508.6%	396	-40.2%
Adjusted EBITDA	-1,907	-24,913	-92.3%	-5,824	-67.3%
Net revenue	176,923	105,951	67.0%	266,504 266,504	-33.6%
Adjusted EBITDA Margin	-1.1%	-23.5%	2244 bps	-2.2%	111 bps

1) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

2) Tenda does not hold equity interest in Alphaville.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$61.6 million in 2Q14. The consolidated margin for the quarter was 29.6%.

Table 28. Results to be recognized (REF) (R$000)

	2Q14	1Q14	Q/Q(%)	2Q13	Y/Y(%)
Revenues to be recognized	207,912	212,031	-1.9%	315,842	-34.2%
Costs to be recognized (units sold)	-146,349	-144,550	1.2%	-246,516	-40.6%
Results to be Recognized	61,563	67,481	-8.8%	69,326	-11.2%
Backlog Margin	29.6%	31.8%	-7.0%	21.9%	34.9%

Balance Sheet and Consolidated Financial Results

Cash and Cash Equivalents

On June 30, 2014, cash and cash equivalents, and securities, totaled R$1.3 billion.

Accounts Receivable

At the end of the 2Q14, total consolidated accounts receivable decreased 23.5% y-o-y to R$3.6 billion, and was 4.3% below the R$3.8 billion recorded in the 1Q14.

Currently, the Gafisa and Tenda segments have approximately R$664.8 million in accounts receivable from finished units.

Table 29. Total Receivables (R$000)

	2Q14	1Q14	Q/Q(%)	2Q13	Y/Y(%)
Receivables from developments (off balance sheet)	1,563,052	1,703,437	-8.2%	2,229,465	-29.9%
Receivables from PoC – ST (on balance sheet)	1,709,718	1,721,676	-0.7%	2,184,064	-21.7%
Receivables from PoC – LT (on balance sheet)	322,356	332,120	-2.9%	286,913	12.4%
Total	3,595,126	3,757,233	-4.3%	4,700,442	-23.5%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP

Cash Generation

Operational cash generation performed well in the first half. The Company ended 2Q14 with operating cash flow of R$39.1 million, reaching R$146.1 million in 1H14, reflecting: (i) the transfer/receiving process for units sold with financing agents (R$850.6 million was transferred during the period), and; (ii) greater control over the Company’s business cycle.

Free cash generation for the period was negative at R$1.3 million in 2Q14, including the effect of R$3.2 million disbursed in the share buyback program for the period. In 1H14, free cash generation was positive at R$19.2 million. The main non-recurring events that impacted free cash generation were: (i) R$58.5 million used in the share buyback program; (ii) the payment of R$63.6 million in taxes on the sale of Alphaville; and (iii) the payment of interest on own capital in the amount of R$130.2 million.

Table 30. Cash Generation

	2Q13	3Q13	4Q13	1Q14	2Q14
Availabilities	1,101,160	781,606	2,024,163	1,563,226	1,279,568
Change in Availabilities(1)	-45,016	-319,554	1,242,557	-460,937	-283,658
Total Debt + Investor Obligations	3,620,378	3,639,707	3,183,208	2,967,050	2,687,851
Change in Total Debt + Investor Obligations(2)	18,273	19,329	-456,499	-216,158	-279,199
Other changes (share buyback)(3)	35,634	370,998	-1,520,912	265,284	268,471
Cash Generation in the period (1) + (2) + (3)	-27,655	32,115	178,144	20,505	-4,459
Cash Generation Final	-112,970	-80,855	97,289	20,505	19,233

Liquidity

At the end of June, 2014, the Company’s Net Debt/Equity ratio reached 44.9%, in line with the previous quarter and lower than the ratio of 96.2% recorded in 2Q13.

Excluding project finance, the Net Debt/Equity ratio was negative 16.9%.

The Company's consolidated gross debt reached R$2.7 billion at the end of 2Q14, compared to R$2.9 billion at the end of 1Q14 and R$3.5 billion in 2Q13. As previously announced, the Company has been using part the proceeds of the Alphaville transaction to reduce its gross debt. In the 2Q14, the Company amortized R$483.8 million in debt, of which R$155.7 million was project finance and the remaining R$328.1 million was corporate debt. Considering the 1H14, the amount amortized was R$919.4 million in gross debt, with disbursements of R$236.2 million, allowing for a net amortization of R$683.2 million, or 53.9% of the R$1.3 billion debt maturing until the end of 2014.

Table 31. Debt and Investor Obligations

	2Q14	1Q14	Q/Q(%)	2Q13	Y/Y(%)
Debentures - FGTS (A)	925,850	985,084	-6.0%	1,062,142	-12.8%
Debentures - Working Capital (B)	310,052	473,333	-34.5%	697,527	-55.5%
Project Financing SFH – (C)	1,012,618	1,011,377	0.1%	736,328	37.5%
Working Capital (D)	424,669	474,041	-10.4%	996,543	-57.4%
Total (A)+(B)+(C)+(D) = (E)	2,673,189	2,943,835	-9.2%	3,492,540	-23.5%
Investor Obligations (F)	14,662	23,215	-36.8%	127,839	-88.5%
Total debt (E) + (F) = (G)	2,687,851	2,967,050	-9.4%	3,620,379	-25.8%
Cash and availabilities (H)	1,279,568	1,563,226	-18.1%	1,101,160	16.2%
Net debt (G)-(H) = (I)	1,408,283	1,403,824	0.3%	2,519,219	-44.1%
Equity + Minority Shareholders (J)	3,138,131	3,129,509	0.3%	2,618,458	19.8%
ND/Equity (I)/(J) = (K)	44.9%	44.9%	2 bps	96.2%	-5133 bps
ND Exc. Proj Fin / Equity (I)-((A)+(C)/(J) = (L)	-16.9%	-18.9%	8922 bps	27.5%	-6138 bps

The Company ended the second quarter of 2014 with R$983.9 million of total debt due in the short term. It should be noted, however, that 58% of this volume relates to debt linked to the Company's projects.

Table 32 - Debt Maturity

(R$ mil)	Average Cost (a.a.)	Total	Until Mar/15	Until Mar/16	Until Mar/17	Until Mar/18	After Mar/18
Debentures - FGTS (A)	TR + (9,54% - 10,09%)	925,850	201,961	349,555	274,556	99,778	925,850
Debentures - Working Capital (B)	CDI + (1,50% - 1,95%)	310,052	151,433	149,779	8,840	-	310,052
Project Financing SFH – (C)	TR + (8,30% - 11,50%)	1,012,618	361,433	449,991	183,290	17,904	1,012,618
Working Capital (D)	CDI + (1,30% - 3,04%)	424,669	261,509	144,789	18,371	-	424,669
Total (A)+(B)+(C)+(D) = (E)		2,673,189	976,336	1,094,114	485,057	117,682	2,673,189
Investor Obligations (F)	CDI + (0,235% - 0,82%) / IGPM+7,25%	14,662	7,517	4,865	2,280	-	14,662
Total debt (E) + (F) = (G)		2,687,851	983,853	1,098,979	487,337	117,682	2,687,851
% Total maturity per period		-	36.6%	40.9%	18.1%	4.4%	-
Volume of maturity of Project finance as % of total debt ((A)+(C))/(G)		-	57.3%	72.8%	93.9%	100.0%	-
Volume of maturity of Corporate debt as % of total debt ((B)+(D)+(F))/(G)		-	42.7%	27.2%	6.1%	-	-
Ratio Corporate Debt / Mortgages		28%/72%		-	-	-	-

Financial Results

Revenue

On a consolidated basis, net revenue in the 2Q14 totaled R$574.8 million, down 10.3% over the previous year.

In the 2Q14, the Gafisa segment represented 69.2% of revenues and Tenda accounted for the remaining 30.8%.

Gross Profit & Margin

Gross profit in 2Q14 was R$164.9 million, an increase of 69.4% compared to the R$97.3 million reported in 1Q14, and R$143.8 million in the previous year. Gross margin for the quarter reached 28.7%, up 625 bps over the previous year. Adjusted gross profit reached R$205.3 million, with a margin of 35.7%. The gross margin is improving as Gafisa and Tenda segment legacy projects are replaced by projects launched in core markets and under the new Tenda business model, which contain higher margins and improved profitability. The increased contribution of more profitable projects to consolidated results can be observed in recent quarters.

Table 33. Gafisa Group – Gross Margin (R$000)

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)
Net Revenue	574,830	432,701	32.8%	640,864	-10.3%
Gross Profit	164,904	97,348	69.4%	143,798	14.7%
Gross Margin	28.7%	22.5%	619 bps	22.4%	625 bps
( - ) Financial costs	-40,357	-34,745	16.2%	-36,174	-11.6%
Adjusted Gross Profit	205,261	132,093	55.4%	179,972	14.1%
Adjusted Gross Margin	35.7%	30.5%	518 bps	28.1%	763 bps

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$99.5 million in the 2Q14, down 9.5% y-o-y. Compared to the 1Q14, the increase in this line is the result of the following factors: (i) selling expenses related to some projects launched late in the 1Q14; and increased sales volume in the period; and (ii) provision for a bonus in the Tenda segment in the 2Q14.

Table 34. Gafisa Group – SG&A Expenses  (R$000)

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)
Selling Expenses	43,093 43,093	30,782	40.0%	60,407	-28.7%
General & Administ. Expenses	56,418 56,418	51,419	9.7%	49,599	13.7%
Total SG&A Expenses	99,511	82,201	21.1%	110,006	-9.5%
Launches	413,744	535,379	-22.7%	248,966	66.2%
Net Pre-Sales	433,018	239,323	80.9%	386,752	12.0%
Net Revenue	574,830	432,701	32.8%	640,864	-10.3%

With the turnaround process virtually complete, the Company is seeking to streamline its cost and expense structure and SG&A. For 2014, the Company is looking to improve productivity and increase the efficiency and assertiveness of its operations.

Consolidated Adjusted EBITDA

Adjusted EBITDA totaled R$89.8 million in the 2Q14, considering the Alphaville equity income impact. Consolidated adjusted EBITDA margin, using the same criteria, was 15.6%, compared with a 14.7% margin reported in the previous year and 6.1% reported in 1Q14. In 1H14, consolidated EBITDA was R$116.3 million, with a margin of 11.6%.

Table 35. Gafisa Group - Consolidated Adjusted EBITDA (R$000)

	2Q14	1Q14	Q/Q(%)	2Q13	Y/Y(%)
Net (Loss) Profit	-851	-39,791	-97.9%	-14,145	-94.0%
(+) Financial Results	3,072	7,914	-61.2%	33,662	-90.9%
(+) Income taxes	11,672	6,597	76.9%	6,993	66.9%
(+) Depreciation & Amortization	15,977	14,022	13.9%	11,022	45.0%
(+) Capitalized interests	40,357	34,745	16.2%	36,174	11.6%
(+) Expenses w/ stock options	20,815	3,589	480.0%	4,884	326.2%
(+) Minority shareholders	-1,204	-606	98.7%	15,331	-107.9%
Adjusted EBITDA	89,838	26,470	239.4%	93,921	-4.3%
Net Revenues	574,830	432,701	32.8%	640,864	-10.3%
Margem EBITDA Ajustada	15.6%	6.1%	951 bps	14.7%	97 bps

(1) EBITDA adjusted by expenses associated with stock option plans, as this is a non-cash expense.

Depreciation and Amortization

Depreciation and amortization in the 2Q14 reached R$16.0 million, an increase compared with the R$11.0 million recorded in the 2Q13.

Financial Results

The net financial result was negative R$3.1 million in the 2Q14, an improvement compared to a net financial result of negative R$33.7 million in 2Q13 and negative R$7.9 million in the previous quarter. Financial revenues totaled R$38.0 million, a 126.6% y-o-y increase due to higher cash balances and higher average interest rates in the period. Financial expenses reached R$41.0 million, compared to R$50.4 million in 2Q13, impacted by lower debt volume and also by higher interest rates in the period.

Taxes

Income taxes, social contribution and deferred taxes for 2Q14 amounted to R$11.7 million.

Net Income

Gafisa Group ended the 2Q14 with a net loss of R$0.8 million. Excluding the equity income of Alphaville, the Company’s net loss was R$8.4 million in the quarter, compared to a net loss of R$56.6 million recorded in 2Q13. In 1H14, net income was negative R$40.6 million.

Table 36 – Consolidated - Net Results - (R$000)

	2T14	2T13
Net Revenue	574,830	640,864
Gross Profit	164,904	143,798
Gross Margin	28,7%	22,4%
Adjusted Gross Profit	205,261	179,972
Adjusted Gross Margin	35,7%	28,1%
Adjusted EBITDA	89,838	93,921
Net Income	-851	-14,145
(-) Alphaville Equity Income	-8,392	-42,473
Net Profit Ex-Alphaville	-9,243	-56,618

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$531.9 million in the 2Q14. The consolidated margin for the quarter was 35.3%.

Table 37. Gafisa Group - Results to be recognized (REF) (R$000)

	2Q14	1Q14	Q/Q(%)	2Q13	Y/Y(%)
Revenues to be recognized	1,506,001	1,641,262	-8.2%	2,148,090	-29.9%
Costs to be recognized (units sold)	-974,077	-1,047,507	-7.0%	-1,439,456	-32.3%
Results to be Recognized	531,924	593,755	-10.4%	708.634	-24.9%
Backlog Margin	35.3%	36.2%	-2.4%	33.0%	7.1%

Alphaville sells R$ 303 million in the first semester of 2014

São Paulo, August 8th, 2014 – Alphaville Urbanismo SA releases its results for the 2nd quarter 2014 (2Q14 and 6M14), which are subjected to review by auditors.

Launches

            The company ended the 2nd quarter of 2014 with R$ 206 million in launches, a 3% decline when compared to 2Q13.

            During the first six months of 2014, launch volumes totaled R$ 309 million, 4% below the same period of last year.

Sales

            The second quarter sales volume totaled R$ 183 million, 10% above sales in 2Q13.

            In the first semester of 2014, sales totaled R$ 303 million, representing an increase of 9% over the first semester of 2013.

Financial Results

            During 2Q14, net revenues were R$ 219 million and net profit was R$ 26 million, a reduction of 6.3% and 21.3% when compared to 2Q13.

            In the first six months of 2014, net revenues totaled R$ 371 million, 6.0% lower than the first half of 2013. In the same period, net profit was R$ 17 million, 76% below the result of 1H13.

            The lower net profit is a result of lower revenues, the non-cash impact of the SELIC change on the NPV of receivables, non-recurring expenses associated to the spin-off of the back office from Gafisa and increased financial expenses.

For further information, please contact our Investor Relations team at ri@alphaville.com.br  or +55 11 3030-6314.

OUTLOOK

First half launches totaled R$949.1 million, representing 41.3% of the midpoint of full year guidance. Gafisa segment accounted for 70.5% of launches and Tenda represented the remaining 29.5%.

Launches Guidance (2014E)

Table 39. Guidance - Launches (2014E)

	Guidance (2014E)	Actual Figures 1H14	1H14A / Midpoint of Guidance
Consolidated Launches	R$2.1 – R$2.5 bi	949.1 million	41%
Breakdown by Brand
Gafisa Launches	R$1.5 – R$1.7 bi	413.7 million	42%
Tenda Launches	R$600 – R$800 mn	249.0 million	41%

With the completion of the sale of the Alphaville stake in 2013, the Company entered 2014 with a solid liquidity position. As reported in this release, the Company’s Net Debt/Equity ratio has remained stable at 44.9% since the beginning of 1Q14. Given this result, and considering the Company's business plan for 2014, the Company expects leverage to remain between 55% - 65%, as measured by the Net Debt/Equity ratio.

Table 40. Guidance - Leverage (2014E)

	Guidance (2014E)	Actual Figures 1H14	1H14A / Midpoint of Guidance
Consolidated Data	55% - 65% Net Debt / Equity	44.9%	OK

The Company is also providing guidance on its administrative structure. Administrative expenses as a percentage of launch volumes for the Gafisa segment are expected to reach 7.5% in 2014. Tenda has no guidance for this indicator for 2014, although for 2015 the Company expects the ratio to reach 7.0%. Please note that this guidance is conditional upon market conditions and overall demand for launches.

Table 41. Guidance - Administrative Expenses / Launches Volume (2014E)

	Guidance (2014E)	Actual Figures 1H14
Gafisa	7.5%	11.6%
Tenda	Not Applicable	-

Table 42. Guidance - Administrative Expenses / Launches Volume (2015E)

Guidance (2015E)
Gafisa	7.5%
Tenda	7.0%

Finally, the Company defined as a benchmark for profitability the Return on Capital Employed (ROCE), and it expects that in the next three year period, this ratio shall be between 14% - 16% for both the Tenda and Gafisa segments.

Table 43. Guidance – Return on Capital Employed (3 years)

Guidance (3 years)
Gafisa	14% - 16%
Tenda	14% - 16%

FINANCIAL   STATEMENTS   GAFISA SEGMENT

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)	1H14	1H13	Y/Y (%)

Net Operating Revenue	397,907	326,750	21.8%	374,360	6.3%	724,657	741,644	-2.3%
Operating Costs	-278,772	-237,860	17.2%	-250,295	11.4%	-516,632	-529,812	-2.5%
Gross profit	119,135	88,890	34.0%	124,065	-4.0%	208,025	211,832	-1.8%
Gross Margin	29.9%	27.2%	10.1%	33.1%	-9.7%	28.7%	28.6%	0.5%
Operating Expenses
Selling Expenses	-28,425	-18,995	49.6%	-39,438	-27.9%	-47,420	-73,879	-35.8%
General and Administrative Expenses	-31,406	-32,449	-3.2%	-30,105	4.3%	-63,855	-60,478	5.6%
Other Operating Revenues / Expenses	-24,351	-15,991	52.3%	-12,649	92.5%	-40,340	-16,345	146.8%
Depreciation and Amortization	-11,311	-11,206	0.9%	-8,558	32.2%	-22,517	-15,044	49.7%
Equity pickup	3,662	-1,282	-385.6%	-9,962	-136.8%	2,380	-10,952	-121.7%
Operational Result	27,304	8,967	204.5%	23,353	16.9%	36,273	35,134	3.2%
Financial Income	24,160	31,160	-22.5%	9,237	161.6%	55,320	17,465	216.7%
Financial Expenses	-28,565	-38,984	-26.7%	-44,800	-36.2%	-67,549	-105,125	-35.7%
Net Income Before Taxes on Income	22,899	1,143	1903.6%	-12,210	-287.6%	24,044	-52,526	-145.8%
Deferred Taxes	-91	-292	-68.8%	-450	-79.8%	-383	-465	-17.6%
Income Tax and Social Contribution	-7,117	-3,730	90.8%	-3,011	136.4%	-10,847	-5,911	83.5%
Net Income After Taxes on Income	15,691	-2,879	-645.1%	-15,671	-200.1%	12,814	-58,902	-121.8%
Net income form discontinued operations	0	0	0.0%	42,473	-100.0%	0	80,765	-100.0%
Minority Shareholders	-1,441	-548	163.0%	14,935	-110.0%	-1,989	21,617	-109.2%
Net Result	17,132	-2,331	-835.0%	11,867	44.4%	14,803	246	5913.3%

FINANCIAL   STATEMENTS   TENDA   SEGMENT

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)	1H14	1H13	Y/Y (%)

Net Operating Revenue	176,923	105,951	67.0%	266,504	-33.6%	282,874	406,769	-30.5%
Operating Costs	-131,154	-97,493	34.5%	-246,770	-46.9%	-228,647	-396,658	-42.4%
Gross profit	45,769	8,458	441.1%	19,734	131.9%	54,227	10,111	436.3%
Gross Margin	25.9%	8.0%	224.1%	7.4%	249.4%	19.2%	2.5%	671.2%
Operating Expenses
Selling Expenses	-14,668	-11,787	24.4%	-20,969	-30.0%	-26,455	-41,748	-36.6%
General and Administrative Expenses	-25,012	-18,970	31.9%	-19,494	28.3%	-43,982	-42,126	4.4%
Other Operating Revenues / Expenses	-14,968	-10,003	49.6%	3,735	-500.7%	-24,971	614	-4166.9%
Depreciation and Amortization	-4,666	-2,816	65.7%	-2,464	89.4%	-7,482	-5,387	38.9%
Equity pickup	-1,070	265	-503.8%	-4,527	-76.4%	-805	14,582	-105.5%
Operational Result	-14,615	-34,853	-58.1%	-23,985	-39.1%	-49,468	-63,954	-22.7%
Financial Income	13,805	13,036	5.9%	7,520	83.6%	26,841	18,222	47.3%
Financial Expenses	-12,472	-13,126	-5.0%	-5,619	122.0%	-25,598	-13,390	91.2%
Net Income Before Taxes on Income	-13,282	-34,943	-62.0%	-22,084	-39.9%	-48,225	-59,122	-18.4%
Deferred Taxes	-1,771	759	-333.3%	-1,341	32.1%	-1,012	-3,800	-73.4%
Income Tax and Social Contribution	-2,693	-3,334	-19.2%	-2,191	22.9%	-6,027	-3,253	85.3%
Net Income After Taxes on Income	-17,746	-37,518	-52.7%	-25,616	-30.7%	-55,264	-66,175	-16.5%
Minority Shareholders	237	-58	-508.6%	396	-40.2%	179	3,690	-95.1%
Net Result	-17,983	-37,460	-52.0%	-26,012	-30.9%	-55,443	-69,865	-20.6%

CONSOLIDATED FINANCIAL STATEMENTS

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)	1H14	1H13	Y/Y (%)

Net Operating Revenue	574,830	432,701	32.8%	640,864	-10.3%	1,007,531	1,148,414	-12.3%
Operating Costs	-409,926	-335,353	22.2%	-497,066	-17.5%	-745,279	-926,471	-19.6%
Gross profit	164,904	97,348	69.4%	143,798	14.7%	262,252	221,943	18.2%
Gross Margin	28.7%	22.5%	27.5%	22.4%	27.9%	26.0%	19.3%	34.7%
Operating Expenses
Selling Expenses	-43,093	-30,782	40.0%	-60,407	-28.7%	-73,875	-115,627	-36.1%
General and Administrative Expenses	-56,418	-51,419	9.7%	-49,599	13.7%	-107,837	-102,604	5.1%
Other Operating Revenues / Expenses	-39,319	-25,994	51.3%	-8,914	341.1%	-65,311	-15,731	315.2%
Depreciation and Amortization	-15,977	-14,022	13.9%	-11,022	45.0%	-29,999	-20,431	46.8%
Equity pickup	2,592	-1,017	-354.9%	-14,488	-117.9%	1,575	3,631	-56.6%
Operational Result	12,689	-25,886	-149.0%	-632	-2107.8%	-13,195	-28,819	-54.2%
Financial Income	37,965	44,196	-14.1%	16,757	126.6%	82,161	35,688	130.2%
Financial Expenses	-41,037	-52,110	-21.2%	-50,419	-18.6%	-93,147	-118,515	-21.4%
Net Income Before Taxes on Income	9,617	-33,800	-128.5%	-34,294	-128.0%	-24,181	-111,646	-78.3%
Deferred Taxes	-1,862	467	-498.7%	-1,790	4.0%	-1,395	-4,264	-67.3%
Income Tax and Social Contribution	-9,810	-7,064	38.9%	-5,202	88.6%	-16,874	-9,165	84.1%
Net Income After Taxes on Income	-2,055	-40,397	-94.9%	-41,286	-95.0%	-42,450	-125,075	-66.1%
Net income from discontinued operations	0	0	0.0%	42,473	-100.0%	0	80,765	-100.0%
Minority Shareholders	-1,204	-606	98.7%	15,331	-107.9%	-1,810	25,307	-107.2%
Net Result	-851	-39,791	-97.9%	-14,144	-94.0%	-40,640	-69,617	-41.6%

BALANCE SHEET GAFISA SEGMENT
	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)

Current Assets
Cash and cash equivalents	618,119	594,712	3.9%	768,869	-19.6%
Receivables from clients	424,221	461,984	-8.2%	800,101	-47.0%
Properties for sale	527,646	526,490	0.2%	594,874	-11.3%
Other accounts receivable	131,914	126,842	4.0%	471,687	-72.0%
Prepaid expenses and others	-	7,125	-100.0%	9,743	-100.0%
Properties for sale	98,564	103,675	-4.9%	128,570	-23.3%
	1,800,464	1,820,828	-1.1%	2,773,844	-35.1%
Long-term Assets
Receivables from clients	23,760	22,802	4.2%	22,755	4.4%
Properties for sale	110,772	137,394	-19.4%	133,242	-16.9%
Other	86,017	83,012	3.6%	79,662	8.0%
	220,549	243,208	-9.3%	235,659	-6.4%
Intangible	39,429	35,314	11.7%	37,432	5.3%
Investments	193,544	208,193	-7.0%	204,944	-5.6%

Total Assets	2,253,986	2,307,543	-2.3%	3,251,879	-30.7%

Current Liabilities
Loans and financing	74,395	81,049	-8.2%	117,555	-36.7%
Debentures	98,928	219,201	-54.9%	184,054	-46.3%
Obligations for purchase of land and clients	71,442	45,197	58.1%	101,397	-29.5%
Materials and service suppliers	20,732	35,591	-41.7%	27,372	-24.3%
Taxes and contributions	90,748	59,894	51.5%	80,986	12.1%
Other	317,405	340,651	-6.8%	121,705	160.8%
	673,650	781,583	-13.8%	633,069	6.4%
Long-term Liabilities
Loans and financings	58,295	86,943	-33.0%	171,151	-65.9%
Debentures	300,000	200,000	50.0%	548,224	-45.3%
Obligations for purchase of land and clients	3,175	13,593	-76.6%	3,388	-6.3%
Deferred taxes	10,643	8,872	20.0%	12,297	-13.4%
Provision for contingencies	65,783	57,630	14.1%	55,123	19.3%
Other	67,850	66,587	1.9%	55,153	23.0%
	505,746	433,625	16.6%	845,336	-40.2%
Shareholders' Equity
Shareholders' Equity	1,049,799	1,067,782	-1.7%	1,735,903	-39.5%
Non-controlling interests	24,791	24,553	1.0%	37,570	-34.0%
	1,074,590	1,092,335	-1.6%	1,773,473	-39.4%
Liabilities and Shareholders' Equity	2,253,986	2,307,543	-2.3%	3,251,879	-30.7%

BALANCE SHEET TENDA SEGMENT

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)

Current Assets
Cash and cash equivalents	618,118	594,712	3.9%	768,869	-19.6%
Receivables from clients	424,221	461,984	-8.2%	800,101	-47.0%
Properties for sale	527,646	526,490	0.2%	594,874	-11.3%
Other accounts receivable	131,917	126,842	4.0%	471,687	-72.0%
Prepaid expenses and other	-	7,125	-100.0%	9,743	-100.0%
Properties for sale	98,564	103,675	-4.9%	128,570	-23.3%
	1,800,466	1,820,828	-1.1%	2,773,844	-35.1%
Long-term Assets
Receivables from clients	23,760	22,802	4.2%	22,755	4.4%
Properties for sale	110,772	137,394	-19.4%	133,242	-16.9%
Other	86,016	83,012	3.6%	79,662	8.0%
	220,549	243,208	-9.3%	235,659	-6.4%
Intangible	39,429	35,314	11.7%	37,432	5.3%
Investments	193,544	208,193	-7.0%	204,944	-5.6%

Total Assets	2,253,987	2,307,543	-2.3%	3,251,879	-30.7%

Current Liabilities
Loans and financing	74,395	81,049	-8.2%	117,555	-36.7%
Debentures	98,928	219,201	-54.9%	184,054	-46.3%
Obligations for purchase of land and clients	71,442	45,197	58.1%	101,397	-29.5%
Materials and service suppliers	20,732	35,591	-41.7%	27,372	-24.3%
Taxes and contributions	90,748	59,894	51.5%	80,986	12.1%
Other	317,403	340,651	-6.8%	121,705	160.8%
	673,648	781,583	-13.8%	633,069	6.4%
Long-term Liabilities
Loans and financings	58,295	86,943	-33.0%	171,151	-65.9%
Debentures	300,000	200,000	50.0%	548,224	-45.3%
Obligations for purchase of land	3,175	13,593	-76.6%	3,388	-6.3%
Deferred taxes	10,643	8,872	20.0%	12,297	-13.4%
Provision for contingencies	65,783	57,630	14.1%	55,123	19.3%
Other	67,853	66,587	1.9%	55,153	23.0%
	505,749	433,625	16.6%	845,336	-40.2%
Shareholders' Equity
Shareholders' Equity	1,049,799	1,067,782	-1.7%	1,735,903	-39.5%
Non-controlling interests	24,791	24,553	1.0%	37,570	-34.0%
	1,074,590	1,092,335	-1.6%	1,773,473	-39.4%
Liabilities and Shareholders' Equity	2,253,987	2,307,543	-2.3%	3,251,879	-30.7%

CONSOLIDATED BALANCE SHEETS

	2Q14	1Q14	Q/Q (%)	2Q13	Y/Y (%)

Current Assets
Cash and cash equivalents	1,279,568	1,563,226	-18.1%	1,101,160	16.2%
Receivables from clients	1,709,718	1,721,676	-0.7%	2,184,064	-21.7%
Properties for sale	1,684,216	1,610,016	4.6%	1,701,549	-1.0%
Other accounts receivable	217,263	176,544	23.1%	186,866	16.3%
Prepaid expenses and other	26,223	30,331	-13.5%	47,632	-44.9%
Properties for sale	-	-	-	1,521,277	-100.0%
Financial Instruments	-	-	-	3,133	-
	4,916,988	5,101,793	-3.6%	6,745,681	-27.1%
Long-term Assets
Receivables from clients	322,356	332,120	-2.9%	286,913	12.4%
Properties for sale	578,480	653,174	-11.4%	469,644	23.2%
Other	292,260	288,631	1.3%	285,816	2.3%
	1,193,096	1,273,925	-6.3%	1,042,373	14.5%
Intangible	145,657	139,726	4.2%	149,850	-2.8%
Investments	1,032,662	1,102,619	-6.3%	554,840	86.1%

Total Assets	7,288,403	7,618,063	-4.3%	8,492,744	-14.2%

Current Liabilities
Loans and financing	622,942	560,458	11.1%	487,118	27.9%
Debentures	353,394	601,435	-41.2%	385,757	-8.4%
Obligations for purchase of land and clients	364,637	360,200	1.2%	478,054	-23.7%
Materials and service suppliers	76,619	138,536	-44.7%	101,194	-24.3%
Taxes and contributions	117,728	112,735	4.4%	155,716	-24.4%
Obligation for investors	7,517	12,421	-39.5%	113,396	-93.4%
Obligation for Assets for sale	-	-	-	727,005	-100.0%
Other	551,057	540,850	1.9%	425,202	29.6%
	2,093,894	2,326,635	-10.0%	2,873,442	-27.1%
Long-term Liabilities
Loans and financings	814,345	924,960	-12.0%	1,245,753	-34.6%
Debentures	882,508	856,982	3.0%	1,373,912	-35.8%
Obligations for purchase of land	70,158	82,815	-15.3%	54,728	28.2%
Deferred taxes	55,310	54,004	2.4%	76,701	-27.9%
Provision for contingencies	133,528	124,997	6.8%	124,081	7.6%
Obligation for investors	7,145	10,794	-33.8%	14,443	-50.5%
Other	93,384	107,367	-13.0%	111,226	-16.0%
	2,056,378	2,161,919	-4.9%	3,000,844	-31.5%
Shareholders' Equity
Shareholders' Equity	3,116,182	3,106,356	0.3%	2,449,326	27.2%
Non controlling interests	21,949	23,153	-5.2%	169,132	-87.0%
	3,138,131	3,129,509	0.3%	2,618,458	19.8%
Liabilities and Shareholders' Equity	7,288,403	7,618,063	-4.3%	8,492,744	-14.2%

CASH FLOW

	2Q14	2Q13	1H14	1H13
Income Before Taxes on Income	9.617	-73.790	-24.181	-111.646
Expenses (income) not affecting working capital	155.825	25.813	220.278	71.399
Depreciation and amortization	15.977	10.134	29.999	20.431
Impairment allowance	2.673	-853	379	-418
Write-off goodwill Cipesa	-	-490	-	-
Expense on stock option plan	20.816	4.631	24.405	9.545
Penalty fee over delayed projects	-63	-10.735	-675	-12.098
Unrealized interest and charges, net	46.668	-13.260	70.624	19.424
Equity pickup	-2.592	18.182	-1.575	-3.631
Disposal of fixed asset	482	3.616	2.197	5.186
Warranty provision	-7.479	-5.310	-10.957	-2.440
Provision for contingencies	25.647	8.276	51.796	15.238
Profit sharing provision	11.636	4.880	16.425	17.427
Allowance (reversal) for doubtful debts	1.280	7.001	-3.306	-2.965
Investments write-off	41.211	-	41.211	-
Profit / Loss from financial instruments	-431	-259	-245	5.700
Clients	365	5.094	179.022	96.826
Properties for sale	-4.291	-18.605	-81.378	-127.903
Other receivables	-10.634	-14.330	-2.398	-23.073
Deferred selling expenses and pre-paid expenses	4.107	7.776	8.964	13.890
Obligations on land purchases	-8.219	29.341	-53.554	24.620
Taxes and contributions	-4.816	7.143	-31.088	-17.103
Accounts payable	-60.673	54.655	-1.479	13.537
Salaries, payroll charges and bonus provision	-44.962	-41.789	-45.826	-39.326
Other accounts payable	11.507	5.467	-31.948	75.236
Current account operations	-18.699	-1.825	-51.270	-13.697
Paid taxes	-	258	-84.682	-3.934
Cash used in operating activities	29.127	-14.792	460	-41.174
Investments
Purchase of property and equipment	-22.390	-22.169	-35.128	-37.522
Redemption of securities, restricted securities and loans	1.428.966	2.035.215	2.544.749	2.641.860
Investments in marketable securities, restricted securities	-1.199.724	-2.055.909	-1.880.258	-2.450.241
Investments increase	-15.568	3.502	-21.082	-3.876
Dividends receivables	42.676	3.265	45.301	5.265
Cash used in investing activities	233.960	-36.096	653.582	155.486
Financing
Capital increase	-	4.863	-	4.863
Contributions from venture partners	-8.554	4.098	-109.018	-108.583
Increase in loans and financing	203.522	643.414	378.913	948.313
Repayment of loans and financing	-520.835	-597.593	-835.876	-857.622
Purchase of treasury shares	-3.186	-35.634	-51.353	-39.970
Dividend payments	-	-	-117.125	-
Proceeds from subscription of redeemable equity interest	-	-6.571	-	-5.089
Operations of mutual	4.642	-5.344	-6.598	-11.677
Sale of treasury shares	13.480	-	13.480	-
Result of sale of treasury shares	-6.570	-	-6.570	-
Net cash provided by financing activities	-317.501	7.233	-734.147	-69.765
Net increase (decrease) in cash and cash equivalents	-54.414	-43.655	-80.105	44.547
the beginning of the period	189.503	-155.754	215.194	432.202
At the end of the period	135.089	-199.409	135.089	476.749
Net increase (decrease) in cash and cash equivalents	-54.414	-43.655	-80.104	44.547

GLOSSARY

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Revenues

 As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell.  Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

LandBank

Land that Gafisa holds for future development paid either in cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter.

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-Sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory.  Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits.  Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

Operating Cash Flow

Operating cash flow (non-accounting)

ABOUT GAFISA

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established almost 60 years ago, we have completed and sold more than 1,100 developments and built more than 12 million square meters of housing under the Gafisa brand - more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa is also one of the most respected and best-known brands in the real estate market, recognized for its quality and consistency among potential homebuyers, brokers, lenders, landowners, competitors and investors. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, and we hold a 30% stake in Alphaville, one of the most important companies in the residential lots segment in Brazil. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

This release contains forward-looking statements about the business prospects, estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued
June 30, 2014
(Amounts in thousands of Reais, except as otherwise stated)

1.   Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with headquarters at Avenida das Nações Unidas, 8.501, 19º andar, in the City of São Paulo, State of São Paulo, Brazil, and started its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties, taking into consideration that in the case of the latter, as construction company and proxy; (ii) selling and purchasing real estate properties in general; (iii) carrying out civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own or third party real estate ventures; and (v) investing in other companies which have similar objectives as the Company’s.

The real estate development projects entered into by the Company with third parties are structured through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”) or the formation of consortia and condominiums. Controlled entities substantially share the managerial and operating structures and the corporate, managerial and operating costs with the Company. SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

On February 7, 2014, the Company disclosed a material fact informing to its shareholders and the market in general that its Board of Directors authorized the Company’s management to begin studies aimed at a potential separation of the Gafisa and Tenda business units into two publicly-held and independent companies in order to reinforce the creation of value to the Company and its shareholders. In case the plan is approved by the Board of Directors and shareholders, this transaction could be completed throughout 2015.

On July 28, 2014, giving continuity to the process for separating the business units, the Brazilian Securities Commission (CVM) granted the request of the subsidiary Tenda for converting the registry of the securities issuer into the “A” Category.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued
June 30, 2014
(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of quarterly information and summary of significant accounting practices

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information

On August 8, 2014, the Company’s Board of Directors approved these individual and consolidated quarterly information of the Company and has authorized their disclosure.

The individual quarterly information (Company) and consolidated quarterly information were prepared and are being presented based on the technical pronouncement CPC 21(R1) – Interim Financial Reporting, using the same accounting practices, judgments, estimates and assumptions adopted in the presentation and preparation of the financial statements for the year ended December 31, 2013. Therefore, the corresponding quarterly information shall be read together with the financial statements as of December 31, 2013.

The individual quarterly information, identified as “Company”, were prepared according to the accounting practices adopted in Brazil issued by the Brazilian FASB (CPCs) and are disclosed together with the consolidated quarterly information.

The consolidated quarterly information are specifically in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate development entities in Brazil, including the Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, in relation to the treatment of the recognition of revenue from this sector and involves certain matters related to the meaning and application of the continuous transfer of the risks, benefits and control over the real estate unit sales.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued
June 30, 2014
(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of quarterly information and summary of significant accounting practices --Continued

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information --Continued

The individual and consolidated quarterly information were prepared based on historical cost basis, except if otherwise stated in the summary of significant accounting practices. The historical cost is usually based on the considerations paid in exchange for assets.

The quarterly information has been prepared over the normal course of business. Management makes an assessment of the Company’s ability to continue as going concern when preparing the financial statements. The Company is in compliance with all its debt covenants at the date of issue of this quarterly information.

All amounts reported in the accompanying quarterly information are in thousands of Reais, except as otherwise stated.

Except for the profit (loss) for the period, the Company does not have other comprehensive income (loss).

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 2 to the individual and consolidated financial statements as of December 31, 2013.

2.1.1.   Quarterly consolidated information

The quarterly consolidated information as of June 30, 2014 and 2013, and the consolidated financial statements as of December 31, 2013 include the full consolidation of the following subsidiaries:

	Interest %
	06/30/2014	12/31/2013

Gafisa subsidiaries (*)	100	100
Construtora Tenda and subsidiaries (Tenda) (*)	100	100

(*) It does not include jointly-controlled investees, which are accounted for under the equity method, according to the CPCs 18(R2) and 19(R2).62

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of quarterly information and summary of significant accounting practices--Continued

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information --Continued

2.1.1.   Consolidated quarterly information--Continued

The accounting practices were uniformly adopted in all subsidiaries included in the consolidated quarterly information and the fiscal year of these companies is the same of the Company. See further details on these subsidiaries and jointly-controlled investees in Note 9.

3. Pronouncements (new or revised) and interpretation adopted from 2013 or applicable as of January 1, 2014 and 2015

IFRS 15 – Revenue from contracts with customers

On May 28, 2014, the International Accounting Standards Board (IASB) and the Financial Accounting Standards Board (FASB) issued new standards for recognizing revenue under both IFRS and U.S. GAAP, respectively. The IFRS 15, Revenue from Contracts with Customers, requires that an entity recognizes the amount of revenue reflecting the consideration that it expects to receive in exchange for the control over those goods or services. The new standard is going to replace most of the detailed guidance on recognition of revenue that currently exists under IFRS and U.S. GAAP when it is adopted. The application is necessary for years beginning on or after January 1, 2017, with early adoption permitted for IFRS purposes and not locally permitted before the harmonization and approval from the CPC and the CVM.

The Company is examining the effects of IFRS 15 on its Financial Statements and has not yet completed its analysis, not being able to measure the impact of the adoption of this standard.

The other explanations regarding the pronouncement and interpretation revisions and issues did not have significant changes in relation to those reported in Note 3 to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

4.   Cash and cash equivalents and short-term investments

4.1.    Cash and cash equivalents

	Company		Consolidated
	6/30/2014	12/31/2013	6/30/2014	12/31/2013

Cash and banks	10,821	11,940	113,726	121,222
Securities purchased under agreement to resell	8,838	27,092	21,363	93,972
Total cash and cash equivalents (Note 21.i.d and 21.ii.a)	19,659	39,032	135,089	215,194

          The explanation related to this note was not subject to significant changes in relation to those reported in Note 4.1 to the financial statements as of December 31, 2013.

4.2.    Short-term investments

	Company		Consolidated
	6/30/2014	12/31/2013	6/30/2014	12/31/2013

Fixed-income Investment funds	188,269	587,878	381,517	706,481
Government bonds (LFT)	29,692	116,888	60,169	140,210
Securities purchased under agreement to resell	162,667	328,169	331,079	393,648
Bank deposit certificates	36,830	113,611	142,310	291,871
Restricted cash in guarantee to loans	104,530	74,305	120,467	105,380
Restricted credits	18,371	20,175	108,937	171,367
Other	-	-	-	12
Total short-term investments (Note 21.i.d and 21.ii.a)	540,359	1,241,026	1,144,479	1,808,969

          The explanation related to this note was not subject to significant changes in relation to those reported in Note 4.2 to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

5.       Trade accounts receivable of development and services

	Company		Consolidated
	6/30/2014	12/31/2013	6/30/2014	12/31/2013

Real estate development and sales	1,119,331	1,205,137	2,170,936	2,356,976
( - ) Allowance for doubtful accounts and cancelled contracts	(7,352)	(7,040)	(148,502)	(179,372)
( - ) Adjustments to present value	(16,533)	(10,188)	(24,893)	(14,484)
Services and construction and other receivables	13,141	28,993	34,533	60,548
	1,108,587	1,216,902	2,032,074	2,223,668

Current	880,141	1,034,833	1,709,718	1,909,877
Non-current	228,446	182,069	322,356	313,791

The current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	6/30/2014	12/31/2013	6/30/2014	12/31/2013

2014	438,490	1,052,062	1,181,578	2,103,733
2015	356,452	95,610	564,788	183,140
2016	192,210	43,011	234,388	61,963
2017	42,879	12,011	98,038	31,677
2018	22,719	6,979	28,120	8,275
2019 onwards	79,722	24,457	98,557	28,736
	1,132,472	1,234,130	2,205,469	2,417,524
( - ) Adjustment to present value	(16,533)	(10,188)	(24,893)	(14,484)
( - ) Allowance for doubtful account and cancelled contracts	(7,352)	(7,040)	(148,502)	(179,372)
	1,108,587	1,216,902	2,032,074	2,223,668

During the period ended June 30, 2014, the changes in the allowance for doubtful accounts and cancelled contracts are summarized as follows:

Company
6/30/2014

Balance at December 31. 2013	(7,040)
Additions (Note 23)	(312)
Balance at June 30, 2014	(7,352)

	Consolidated
	Receivables	Properties for sale (Note 6)	Net

Balance at December 31. 2013	(179,372)	107,172	(72,200)
Additions	(312)	-	(312)
Write-offs	31,182	(27,564)	3,618
Balance at June 30, 2014	(148,502)	79,608	(68,894)

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 5 to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

6.   Properties for sale

	Company		Consolidated
	6/30/2014	12/31/2013	6/30/2014	12/31/2013

Land	758,837	720,448	1,162,176	1,077,762
( - ) Adjustment to present value	(4,984)	(1,268)	(6,605)	(883)
Property under construction	393,546	327,343	670,993	630,407
Real estate cost in the recognition of the provision for cancelled contracts- Note 5	-	-	79,608	107,172
Completed units	81,149	74,907	261,489	291,232
( - ) Provision for realization of properties for sale	(3,298)	(3,298)	(11,276)	(11,276)
	1,225,250	1,118,132	2,156,385	2,094,414

Current portion	870,901	780,867	1,577,905	1,442,019
Non-current portion	354,349	337,265	578,480	652,395

There was no change in the provision for realization of properties for sale in the period ended June 30, 2014.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 6 to the financial statements as of December 31, 2013.

7.   Other accounts receivable

	Company		Consolidated
	6/30/2014	12/31/2013	6/30/2014	12/31/2013

Advances to suppliers	1,540	2,544	3,125	5,266
Recoverable taxes (IRRF, PIS, COFINS, among other)	17,504	23,679	63,906	70,054
Judicial deposit (Note 17)	100,845	95,343	138,621	127,405
Other	-	78	5,637	5,986

	119,889	121,644	211,289	208,711

Current portion	7,547	15,749	62,135	71,083
Non-current portion	112,342	105,895	149,154	137,628

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

8.   Non-current assets held for sale

8.1 Land available for sale

       The changes in land available for sale are summarized as follows:

	Consolidated
	Cost	Provision for impairment	Net balance

Balance at December 31, 2013	172,110	(57,263)	114,847
Additions	2,514	(2,675)	(161)
Reversal/Write-offs	(10,671)	2,296	(8,375)
Balance at June 30, 2014	163,953	(57,642)	106,311

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 8.1 to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

8.2 Non-current assets held for sale and income from discontinued operations

In order to meet the provisions of 38 of CPC 31 – Non-current Asset Held for Sale and Discontinued Operations, the Company shows below the main lines of the statement of profit or loss and cash flows of AUSA:

Statement of profit or loss	6/30/2013

Net operating revenue	394,772
Operating costs	(201,967)
Operating expenses, net	91,693
Depreciation and amortization	(1,622)
Equity pick-up	3,249
Financial expenses	(14,630)
Income and social contribution tax	(7,344)
80,765
Noncontrolling interests	(11,482)
Profit for the period	69,283
Cash flows	6/30/2013

Operating activities	(81,682)
Investing activities	120,701
Financing activities	(36,604)

On December 9, 2013, the Company disclosed a material fact informing about the completion of transaction for selling the majority interest it held of 70% in AUSA. Therefore, with the disposal and cease of control over AUSA, the remaining stake of 30% is recognized using the equity method.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note  8.2 to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

9.   Investments in ownership interests

(i)      Ownership interest

(a)    Information on subsidiaries and jointly-controlled investees

									Company		Consolidated		Company		Consolidated
	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the period		Investments				Equity pick-up
Direct investees	6/30/2014	12/31/2013	6/30/2014	6/30/2014	6/30/2014	12/31/2013	6/30/2014	6/30/2013	6/30/2014	12/31/2013	6/30/2014	12/31/2013	6/30/2014	6/30/2013	6/30/2014	6/30/2013

Construtora Tenda S.A.	100%	100%	2,253,983	1,165,749	1,088,234	1,127,969	(55,443)	(69,865)	1,088,234	1,127,969	-	-	(55,444)	(69,866)	-	-
Alphaville Urbanismo S/A (g)	10%	10%	1,831,149	1,355,832	475,317	454,054	16,551	69,283	47,532	45,405	141,132	136,216	1,639	6,704	4,916	-
Shertis	100%	100%	361,671	90,979	270,692	267,415	3,277	13,407	270,617	267,340	(75)	(75)	3,277	13,408	-	-
Gafisa Spe 26 Ltda. (h)	100%	100%	176,606	10,490	166,115	162,059	4,056	2,177	166,115	-	-	-	141	-	-	-
Gafisa Spe 89 Ltda.	100%	100%	77,200	9,462	67,738	77,656	(3,218)	13,777	67,738	77,656	-	-	(3,218)	13,777	-	-
Gafisa Spe 51 Ltda.	100%	100%	64,936	4,257	60,678	57,377	(93)	(393)	60,678	57,377	-	-	(93)	(393)	-	-
Gafisa Spe 48 Ltda. (a)	80%	80%	69,207	-	69,207	68,652	1,469	(407)	55,366	54,922	55,366	54,922	1,175	(326)	1,175	(326)
Gafisa Spe 72 Ltda.	100%	100%	52,634	9,601	43,033	41,596	1,437	(4,350)	43,033	41,596	-	-	1,437	(4,350)	-	-
Gafisa Spe-55 Empr Imob (a) (h)	80%	80%	54,360	3,591	50,769	49,058	3,178	(573)	40,615	-	40,615	41,278	113	-	113	(458)
Gafisa Spe-116 Empr Imob (a)	50%	50%	82,122	1,557	80,565	82,075	(3,435)	8	40,283	41,038	40,283	41,038	(1,718)	4	(1,718)	4
Parque Ecoville Spe 29	100%	100%	91,282	53,057	38,226	40,008	(1,782)	4,716	38,226	40,008	-	-	(1,782)	2,388	-	(1,522)
Edsp 88 - Cipesa Holding	100%	100%	43,105	5,913	37,192	39,883	(2,691)	(2,839)	37,192	39,883	-	-	(2,691)	(2,839)	-	-
Gafisa Spe-130 Empr Imob	100%	100%	45,122	8,753	36,369	(7)	6,759	(1)	36,369	-	-	-	6,759	-	-	-
Citta Ville	50%	50%	65,975	6,425	59,550	55,886	777	1,308	29,775	27,943	-	-	389	654	-	-
Gafisa Spe-110 Empr Imob	100%	100%	62,250	32,833	29,417	25,745	3,672	3,831	29,417	25,745	-	-	3,672	3,831	-	-
Gafisa Spe-107 Empr Imob (h)	100%	100%	32,421	3,268	29,153	28,971	182	(380)	29,153	-	-	-	(34)	-	-	-
Gafisa Spe 88 Ltda. (h)	100%	100%	27,984	968	27,016	25,600	1,454	(2,662)	27,016	-	-	-	1,491	-	-	-
Gafisa Spe 41 Ltda.	100%	100%	27,866	1,346	26,521	26,357	164	(486)	26,521	26,357	-	-	164	(486)	-	-
Gafisa Spe 50 Ltda.	100%	100%	51,710	25,605	26,105	25,837	285	(236)	26,105	25,837	-	-	285	(236)	-	-
Gafisa Spe 31 Ltda.	100%	100%	26,055	329	25,726	25,494	232	(790)	25,726	25,494	-	-	232	(790)	-	-
Gafisa Spe 47 Ltda. (a)	80%	80%	31,397	76	31,321	31,275	(1)	(1)	25,057	25,020	25,057	25,020	(1)	(1)	(1)	(1)
Gafisa Spe-112 Empr Imob (h)	100%	100%	22,861	1,595	21,266	20,634	632	2,897	21,266	-	-	-	(1)	-	-	-
Sitio Jatiuca (a)	50%	50%	56,832	3,699	53,133	64,035	1,117	3,677	20,567	32,018	20,567	32,018	559	1,838	559	1,838
Gafisa Spe 32 Ltda.	100%	100%	19,137	1,059	18,078	18,070	8	79	18,078	18,070	-	-	8	79	-	-
Gafisa Spe 71 Ltda. (a)	83%	80%	21,443	625	20,818	19,617	758	(700)	17,279	15,694	17,279	15,694	610	(560)	610	(560)
Gafisa Spe-111 Empr Imob	100%	100%	58,982	42,347	16,635	10,561	6,074	848	16,635	10,561	-	-	6,074	848	-	-
Parque Arvores (a)	50%	50%	40,273	7,843	32,430	37,990	158	(1,776)	16,215	24,550	16,215	24,550	79	609	79	609
Gafisa Spe 30 Ltda. (h)	100%	100%	62,956	46,895	16,061	16,033	28	(172)	16,061	16,033	-	-	28	(172)	-	-
Fit 13 Spe Empr Imobiliários Ltda. (a)	50%	50%	43,299	11,533	31,766	31,207	388	9,705	15,883	12,203	-	-	194	3,660	-	-
Gafisa Spe-106 Empr Imob (h)	100%	100%	17,531	1,848	15,683	17,010	(1,327)	(54)	15,683	-	-	-	(2)	-	-	-
Diodon Participações (h)	100%	100%	15,519	-	15,519	15,372	147	(2,050)	15,576	-	57	-	94	-	-	-
Gafisa Spe 92 Ltda. (h)	100%	100%	15,521	761	14,760	14,644	116	992	14,760	-	-	-	29	-	-	-
Gafisa Spe 33 Ltda.	100%	100%	14,075	-	14,075	14,179	46	(626)	14,075	-	-	-	(27)	-	-	-
Gafisa Spe-121 Empr Imob	100%	100%	66,421	52,828	13,592	6,151	7,441	897	13,592	6,151	-	-	7,441	-	-	-
Gafisa Spe-123 Empr Imob	100%	100%	89,055	75,496	13,559	10,462	3,097	1,996	13,559	10,462	-	-	3,097	1,996	-	-
Gafisa Spe-119 Empr Imob	100%	100%	44,863	31,361	13,502	10,163	3,339	518	13,502	10,163	-	-	3,339	518	-	-
Apoena	100%	100%	13,914	1,098	12,816	12,941	(125)	1,233	12,816	12,941	-	-	(125)	986	-	-
Alta Vistta (a)	50%	50%	24,893	1,007	23,885	22,943	942	317	11,943	11,472	11,943	11,472	471	159	471	159
Gafisa Spe 65 Ltda.	100%	80%	19,246	7,846	11,400	13,831	919	(253)	11,400	11,065	746	11,065	770	(202)	-	(202)
Gafisa Spe 25 Ltda. (h)	100%	100%	11,550	211	11,340	11,411	(71)	(43)	11,340	-	-	-	(4)	-	-	-
Aram	100%	100%	11,877	814	11,063	5,981	1,412	331	11,063	6,387	-	306	1,115	(6,126)	(297)	(6,126)
Gafisa Spe 73 Ltda (a).	80%	80%	13,939	138	13,801	13,389	27	(6)	11,041	10,711	11,041	10,711	21	(5)	21	(5)
Gafisa Spe-113 Empr Imob (a)	60%	60%	61,790	44,221	17,569	15,648	1,921	2,704	10,541	9,389	10,541	9,389	1,153	1,622	1,152	1,622
Varandas (a)	50%	50%	115,479	95,304	20,176	25,982	(3,891)	7,643	10,088	12,991	10,088	12,991	(1,946)	4,081	(1,946)	4,081

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

9.   Investments in subsidiaries -- Continued

(i)      Ownership interest -- Continued

(a)    Information on subsidiaries and jointly-controlled investees -- Continued

									Company		Consolidated		Company		Consolidated
	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the period		Investments				Equity pick-up
Direct investees	6/30/2014	12/31/2013	6/30/2014	6/30/2014	6/30/2014	12/31/2013	6/30/2014	6/30/2013	6/30/2014	12/31/2013	6/30/2014	12/31/2013	6/30/2014	6/30/2013	6/30/2014	6/30/2013

Gafisa Spe 81 (h)	100%	100%	58,877	50,284	8,592	6,290	2,302	7,389	8,592	-	-	-	591	-	-	-
Gafisa Spe 36 Ltda.	100%	100%	24,755	16,615	8,140	7,691	448	711	8,140	7,691	-	-	448	711	-	-
Gafisa Spe-84 Empr Imob	100%	100%	15,123	7,115	8,007	8,109	(102)	(2,018)	8,007	-	-	-	27	-	-	-
Gafisa Spe 38 Ltda.	100%	100%	8,255	269	7,987	7,890	97	135	7,987	7,890	-	-	97	135	-	-
Atins Empr Imob (a)	50%	-	27,419	12,641	14,778	-	48	-	7,389	-	7,389	-	25	-	25	-
Gafisa Spe-109 Empr Imob (h)	100%	100%	8,815	1,558	7,257	6,938	320	637	7,257	-	-	-	27	-	-	-
Gafisa Spe-85 Empr Imob L (a)	80%	80%	74,727	65,747	8,979	7,064	2,056	(9,896)	7,183	5,651	7,183	5,651	1,644	(7,917)	1,644	(7,917)
Dubai Residencial (a)	50%	50%	17,955	3,720	14,235	19,400	(532)	(380)	7,118	12,895	7,118	12,895	(266)	(102)	(266)	(102)
Gafisa Spe 37 Ltda.	100%	100%	7,730	925	6,805	6,811	(6)	2	6,805	6,811	-	-	(6)	2	-	-
Costa Maggiore (a)	50%	50%	15,225	1,692	13,533	15,463	971	1,743	6,767	10,307	6,767	10,307	609	955	609	955
Gafisa Spe 90 (h)	100%	100%	10,972	4,508	6,465	6,351	114	(1,176)	6,465	-	-	-	10	-	-	-
Parque Aguas (a)	50%	50%	18,846	6,613	12,233	17,188	(1,191)	(1,747)	6,116	11,640	6,116	11,640	(595)	(180)	(595)	(180)
O Bosque Empr. Imob. Ltda. (a)	60%	60%	8,919	50	8,869	9,123	(282)	(114)	5,321	5,460	5,321	5,460	4	(66)	4	(66)
Gafisa Spe 22 Ltda.	100%	100%	5,835	585	5,251	5,255	(4)	15	5,251	5,255	-	-	(4)	15	-	-
Gafisa Spe 27 Ltda.	100%	100%	20,461	15,216	5,245	5,973	(728)	662	5,245	5,973	-	-	(728)	662	-	-
OCPC01 Adjustment - Capitalized Interests (b)			-	-	-	-	-	-	24,925	24,185	-	-	739	9,112	-	-
Other (*)			456,459	247,058	209,403	208,366	(7,693)	(8,942)	18,427	75,828	18,440	2,501	3,969	(4,445)	1,942	(1,735)

Gafisa Spe 55 Ltda.	0%	80%	-	-	-	47,591	-	(573)	-	-	-	41,278	-	-	-	(458)
Saí Amarela S/A	50%	50%	2,401	39	2,362	1,935	(39)	(79)	-	-	948	968	-	-	(19)	(39)
Sunshine SPE S/A	60%	60%	5,387	815	4,572	360	160	(1,249)	-	-	2,743	2,647	-	-	96	(750)
Other			5,953	482	5,471	17,806	(43)	456	-	-	386	1,978	-	-	(37)	228
Indirect subsidiaries of Gafisa			13,741	1,337	12,404	67,692	78	(1,445)	-	-	4,077	46,871	-	-	40	(1,019)

Consolidated FIT 13	50%	50%	31,939	173	31,766	31,207	388	9,705	-	-	10,732	31,222	-	-	388	9,705
Fit Jardim Botanico Spe	55%	55%	39,628	364	39,265	39,404	(114)	905	-	-	21,596	21,672	-	-	(63)	498
Fit 34 Spe Emp. Imob.	70%	70%	32,389	1,271	31,119	29,964	991	1,753	-	-	21,783	20,975	-	-	694	1,227
Fit Spe 11 Emp. Imob.	70%	70%	60,448	33,166	27,282	27,452	(541)	1,493	-	-	19,097	19,217	-	-	(378)	1,045
Ac Participações	80%	80%	37,635	14,740	22,895	23,755	(1,423)	593	-	-	18,317	19,004	-	-	(1,139)	474
FIT 31 SPE Emp. Mob.	70%	70%	32,575	19,191	13,384	15,155	(578)	(12)	-	-	9,369	10,608	-	-	(405)	(9)
Maria Ines Spe Emp. Imob.	60%	60%	21,319	442	20,877	20,836	41	190	-	-	12,526	12,502	-	-	24	114
Fit Planeta Zoo/Ipitanga	50%	50%	13,538	1,095	12,443	16,578	(70)	(394)	-	-	6,222	8,289	-	-	(33)	(197)
Fit Spe 03 Emp. Imob	80%	80%	11,818	745	11,073	10,044	1,029	(2,077)	-	-	8,858	8,035	-	-	823	(1,662)
Cittá Itapoan	50%	50%	15,256	1,726	13,530	14,757	(212)	(812)	-	-	6,765	7,379	-	-	(121)	(406)
FIT SPE 02 Emp. Mob.	60%	60%	11,859	14	11,845	11,758	87	(75)	-	-	7,107	7,055	-	-	52	(45)
Parque Dos Pássaros	50%	50%	35,947	11,095	24,852	35,230	(15)	830	-	-	7,989	17,615	-	-	1	4,082
Araçagi	50%	50%	86,055	24,347	61,708	59,996	(1,306)	636	-	-	30,854	29,998	-	-	(653)	318
Other (*)			48,168	4,175	43,992	30,192	2,362	(61)	-	-	12,329	12,132	-	-	11	2,409
Indirect subsidiaries of Tenda			478,572	112,542	366,030	366,328	639	12,674	-	-	193,543	225,703	-	-	(799)	17,553

Subtotal			7,663,177	3,767,093	3,896,084	3,916,410	(3,479)	51,486	2,690,726	2,360,037	656,809	744,223	(14,639)	(30,179)	7,738	6,602

Other investments (c)									-	91,056	-	-
Goodwill on acquisition of subsidiaries (d)									43,080	43,080	-	-
Goodwill based on inventory surplus									71,641	77,360		-
Addition to remeasurement of investment in associate (e)
Gafisa									108,300	108,300	108,300	108,300
Shertis									-	-	267,553	267,553
Total investments									2,913,746	2,679,833	1,032,662	1,120,076	(14,639)	(30,179)	7,738	6,602

 (*)Includes companies with investment balances below R$5,000.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

9.   Investments in subsidiaries -- Continued

(i)      Ownership interest --Continued

(a)    Information on subsidiaries and jointly-controlled investees —Continued

									Company		Consolidated		Company		Consolidated
	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the period		Provision for net capital deficiency				Equity pick-up
Direct investees	6/30/2014	12/31/2013	6/30/2014	6/30/2014	6/30/2014	12/31/2013	6/30/2014	6/30/2013	6/30/2014	12/31/2013	6/30/2014	12/31/2013	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Provision for capital deficiency (f):
Manhattan Square Emp. Imob. Res.1SPELtda	50%	50%	119,743	175,643	(55,900)	(43,283)	(11,238)	(6,313)	(27,950)	(21,642)	(27,950)	(21,642)	(6,207)	(3,157)	(6,207)	(3,157)
Gafisa SPE 117 Emp .Im .Ltda.	100%	100%	15,284	21,201	(5,918)	(5,735)	(182)	(993)	(5,918)	(5,735)	-	-	(182)	(993)	-	-
Gafisa SPE45 Emp .Im. Ltda.	100%	100%	7,206	14,808	(7,602)	(5,398)	(2,204)	(2,039)	(7,602)	(5,398)	-	-	(2,204)	(2,039)	-	-
Gafisa SPE 69 Emp. Im. Ltda.	100%	100%	949	6,270	(5,321)	(2,862)	(2,460)	(440)	(5,321)	(2,862)	-	-	(2,460)	(440)	-	-
Península SPE2 S/A	50%	50%	1,427	4,586	(3,159)	(3,887)	623	372	(1,579)	(1,943)	(1,579)	(1,943)	312	186	312	186
Other (*)			68,887	78,662	(9,775)	8,788	(2,222)	(4,226)	(9,856)	(6,020)	(30)	(1,863)	(2,884)	(3,415)	(268)	-
Total provision for net capital deficiency			213,496	301,170	(87,675)	(52,377)	(17,683)	(13,639)	(58,226)	(43,600)	(29,559)	(25,448)	(13,625)	(9,858)	(6,163)	(2,971)

Total equity pick-up									-	-	-	-	(28,264)	(40,037)	1,575	3,631

(a)   Jointly-controlled investees.

(b)   Charges not appropriated to the income of subsidiaries, as required by paragraph 6 of OCPC01.

(c)   At a meeting of the venture partners held on February 3, 2014, the reduction in the capital of the unincorporated venture (“SCP”) was resolved in the amount of R$100,000 Class B shares, thus fulfilling all obligations provided for in the contract, and carrying out its dissolution. As of December 31, 2013, the Company’s shares in such venture amounted to R$91,056 (Note 15).

(d)   See composition in Note 11.

(e)   Amount regarding the addition related to the remeasurement of the portion of the remaining investment of 30%, in the amount of R$375,853, of which R$108,300 refers to the portion of 10% in Gafisa and R$267,553 refers to the portion of 20% in Shertis.

(f)    Provision for capital deficiency is recorded in account “Other payables” (Note 16).

(g)   The Company’s interest of 30% in AUSA is composed of 10% in the Company Gafisa and 20% in the subsidiary Shertis.

(h)   Entities reclassified from the SCP to the Company (see item (c), in view of the settlement of the obligations provided for in the contract and its subsequent dissolution (Note 15).

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

9.   Investments in subsidiaries --Continued

(b)    Change in investments

	Company	Consolidated

Balance at December 31, 2013	2,679,833	1,120,076
Equity pick-up	(28,264)	1,575
Redemption of shares of subsidiaries (a)	(100,000)	-
Contribution (reduction) of capital	21,975	(27,148)
Effect reflecting the program for purchase of treasury shares of Gafisa by Tenda (b)	(22,728)	-
Reclassification of SCP investments (c)	389,642	-
Dividends receivable	(41,569)	(60,301)
Other investments	6,944	(1,540)
Reclassification of the provision for investment losses	14,613	-
Usufruct of shares (dividends paid) (Nota 15)	(6,700)	-
Balance at June 30, 2014	2,913,746	1,032,662

(a)     It refers to the redemption of shares of the Company’s associate (Note 15(a))

(b)     In the period ended June 30, 2014, 7,000,000 shares in the total amount of R$22,728 were acquired by Tenda, according to the stock repurchase program. This program was cancelled on February 26, 2014 (Note 19.1).

(c)     Reclassification because of the termination of the SCP and the transfer of the balances of assets and liabilities of investments to the parent company (Note 15(a)).

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 9 to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

10.  Property and equipment

		Company				Consolidated
Type	12/31/2013	Addition	Write-off	100% depreciated items	6/30/2014	12/31/2013	Addition	Write-off	100% depreciated items	6/30/2014
Cost
Hardware	18,100	1,007	-	(9,124)	9,983	32,722	1,818	(41)	(12,596)	21,903
Vehicles	-	-	-	-	-	979	-	-	(979)	-
Leasehold improvements and installations	8,545	-	-	(4,325)	4,220	34,256	1,286	(44)	(9,658)	25,840
Furniture and fixtures	1,717	167	(246)	(960)	678	5,764	1,122	(388)	(1,111)	5,387
Machinery and equipment	2,637	1,246	-	-	3,883	3,836	1,925	(573)	(4)	5,184
Molds	-	-	-	-	-	8,130	6,224	-	(8,130)	6,224
Sales stands	139,758	11,802	-	(138,420)	13,140	203,236	14,979	-	(200,114)	18,101
	170,757	14,222	(246)	(152,829)	31,904	288,923	27,354	(1,046)	(232,592)	82,639

Accumulated depreciation
Hardware	(13,177)	(947)	-	9,124	(5,000)	(21,820)	(1,975)	27	12,596	(11,172)
Vehicles	-	-	-	-	-	(979)	-	-	979	-
Leasehold improvements and installations	(6,804)	(1,018)	-	4,325	(3,497)	(21,499)	(2,954)	20	9,658	(14,775)
Furniture and fixtures	(1,360)	(30)	246	960	(184)	(3,662)	(788)	496	1,111	(2,843)
Machinery and equipment	(817)	(132)	-	-	(949)	(1,104)	(197)	-	4	(1,297)
Molds	-	-	-	-	-	(6,945)	(1,834)	486	8,130	(163)
Sales stands	(136,360)	(5,214)	-	138,420	(3,154)	(196,529)	(8,521)	-	200,114	(4,936)
	(158,518)	(7,341)	246	152,829	(12,784)	(252,538)	(16,269)	1,029	232,592	(35,186)

	12,239	6,881	-	-	19,120	36,385	11,085	(17)	-	47,453

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 10 to the financial statements as of December 31, 2013.

11. Intangible assets

		Company
	12/31/2013				6/30/2014
	Balance	Addition	Write-down/ amortization	100% amortized items	Balance

Software – Cost	80,406	2,838	-	(14,780)	68,464
Software – Depreciation	(42,787)	(6,717)	-	14,780	(34,724)
Other	8,404	1,795	(3,438)	-	6,761
	46,023	(2,084)	(3,438)	-	40,501

		Consolidated
	12/31/2013				6/30/2014
	Balance	Addition	Write-down/ amortization	100% amortized items	Balance
Goodwill
AUSA	25,476	-	-	-	25,476
Cipesa	40,687	-	-	-	40,687
Provision for non-realization / Write-off – sale of land	(23,083)	-	-	-	(23,083)
	43,080	-	-	-	43,080

Software – Cost	104,625	4,537	(1,151)	(15,275)	92,736
Software – Depreciation	(54,708)	253	(9,324)	15,275	(48,504)
Other	13,343	2,287	(4,738)	-	10,892
	63,260	7,077	(15,213)	-	55,124

	106,340	7,077	(15,213)	-	98,204

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 11 to the financial statements as of December 31, 2013.

11. Intangible assets --Continued

The Company evaluates the recovery of the carrying amount of goodwill at the end of each year. As of June 30, 2014, the Company did not find any indication of impairment in the carrying amount of goodwill.

12. Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	6/30/2014	12/31/2013	6/30/2014	12/31/2013

Certificate of Bank Credit – CCB	July 2014 and July 2017	1.30% to 2.20% + CDI / 117% to 123% of CDI / 13.20%	424,668	550,052	424,668	550,052
National Housing System - SFH / SFI	July 2014 to January 2018	8.30% to 11.00% + TR CDI + 117%	705,242	699,132	1,012,619	1,088,258
			1,129,910	1,249,184	1,437,287	1,638,310

Current portion			504,397	376,047	622,942	590,386
Non-current portion			625,513	873,137	814,345	1,047,924

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	6/30/2014	12/31/2013	6/30/2014	12/31/2013

2014	186,176	376,047	257,037	590,386
2015	547,775	489,889	712,468	642,328
2016	287,763	275,118	355,632	296,464
2017	106,802	106,898	110,739	107,901
2018 onwards	1,394	1,232	1,411	1,231
	1,129,910	1,249,184	1,437,287	1,638,310

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

12. Loans and financing –Continued

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as the issuance of new debts, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants as of June 30, 2014 and December 31, 2013 are disclosed in Note 13.

The following table shows the summary of financial expenses and charges and the capitalized rate in the account properties for sale.

	Company		Consolidated
	6/30/2014	6/30/2013	6/30/2014	6/30/2013

Total financial expenses for the period	129,808	105,340	170,045	153,812
Capitalized financial charges	(76,155)	(32,971)	(104,685)	(73,873)

Financial expenses (Note 25)	53,653	72,369	65,360	79,939

Financial charges included in “Properties for sale”

Opening balance	142,860	135,582	214,298	239,327
Capitalized financial charges	76,155	32,971	104,685	73,873
Charges appropriated to profit or loss (Note 24)	(43,291)	(40,537)	(75,103)	(69,766)

Closing balance	175,724	128,016	243,880	243,434

The other explanation related to this note were not subject to significant changes in relation to those reported in Note 12 to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

13. Debentures

				Company		Consolidated
Program/placement	Principal - R$	Annual interest	Final maturity	6/30/2014	12/31/2013	6/30/2014	12/31/2013

Sixth placement (i)	100,000	CDI + 1.50%	June 2014	-	151,513	-	151,513
Seventh placement	600,000	TR + 9.8160%	December 2017	526,922	551,855	526,922	551,855
Eighth placement /first series	288,427	CDI + 1.95%	October 2015	294,681	294,073	294,681	294,073
Eighth placement /second series	11,573	IPCA + 7.96%	October 2016	15,371	14,216	15,371	14,216
First placement (Tenda) (ii)	600,000	TR + 9.28%	October 2016	-	-	398,928	409,561
				836,974	1,011,657	1,235,902	1,421,218

Current portion				254,466	354,271	353,394	563,832
Non-Current portion	-			582,508	657,386	882,508	857,386

(i)  On June 2, 2014, the Company made the payment in the amount of R$158,969, of which R$100,000 related to the Face Value of the Placement and R$58,969 related to the interest payable, thus settling all obligations of its 6th Debenture Placement.

(ii) On March 28, 2014, the partial deferment of the payment for the fourth installment of the face value of this placement was approved in the amount of R$90,000 until May 1, 2014, while R$10,000 should be paid on the original due date on April 1, 2014. On April 17, 2014, the totality of the debenture holders of the first placement  of subsidiary Tenda unanimously approved without any exception (a) the change in the maturity schedule of this placement to the following amounts and due dates: (i) R$10,000 on April 1, 2014, (ii) R$10,000 on October 1, 2014, (iii) R$80,000 on April 1, 2015, (iv) R$100,000 on October 1, 2015, (v) R$100,000 on April 1, 2016, (vi) R$100,000 on October 1, 2016; (b) reduction in the Guaranteed Percentage to 130% of Eligible Receivables; (c) reduction to three (3) months the period for retaining the amounts in the Centralized Account previous to the maturity of each amortization and/or interest installment; (d) change in the definition of associate credit (“crédito associativo”), a government real estate finance aid, of the Indenture (e) permission for cancelling the restriction of Receivables in case of guarantee surplus; (f) exclusion of the possibility of early redemption and/or early amortization of Debentures.

The current and non-current portions fall due as follows.

	Company		Consolidated
Maturity	6/30/2014	12/31/2013	6/30/2014	12/31/2013

2014	180,000	354,271	198,928	563,832
2015	299,032	299,093	479,032	499,093
2016	158,386	158,292	358,386	158,292
2017	199,556	200,001	199,556	200,001
	836,974	1,011,657	1,235,902	1,421,218

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

13. Debentures--Continued

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at June 30, 2014 and December 31, 2013 are as follows:

	6/30/2014	12/31/2013
Seventh placement
Total accounts receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	-10.75 times	-6.21 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-17.36%	-31.6%
Total receivable plus unappropriated income plus total inventory of finished units required to be 1.5 time over the net debt plus payables for purchase of properties plus unappropriated cost	2.22 times	2.79 times

Eighth placement - first and second series
Total accounts receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	-7.07 times	-4.31 times
Total debt less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-17.36%	-31.6%

	6/30/2014	12/31/2013
First placement – Tenda
Total accounts receivable plus inventory required to be equal to or 2.0 times over net debt less debt with secured guarantee (3) or below zero, considering that TR(4) plus TE(5) is always above zero.	-2.27 times	-2.49 times
Net debt less debt with secured guarantee (3) required to be not in excess of 50% of equity.	-58.88%	-56.97%
Total receivable plus unappropriated income plus total inventory of finished units required to be 1.5 time the net debt plus payable for purchase of properties plus unappropriated cost, or below zero	-354.96 times	56.85 times

(1)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)   Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount not shown in the Balance Sheet

(3)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

(4)   Total receivables.

(5)   Total inventory.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 13 to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

14. Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables portfolio are as follows:

	Company		Consolidated
	6/30/2014	12/31/2013	6/30/2014	12/31/2013

Assignment of receivables:
CCI obligation Jun/09	-	-	5,983	12,295
CCI obligation Jun/11	8,422	13,407	11,063	17,146
CCI obligation Dec/11	3,999	5,654	6,028	13,686
CCI obligation Jul/12	2,046	2,578	2,046	2,578
CCI obligation Nov/12	-	-	8,525	10,639
CCI obligation Dec/12	16,743	35,831	16,743	35,831
CCI obligation Dec/13	3,905	5,675	12,670	17,154
FIDC obligation	4,306	5,337	8,804	6,381
Other	6,101	5,719	4,593	4,187
	45,522	74,201	76,455	119,897

Current portion	27,961	50,184	47,137	82,787
Non-current potion	17,561	24,017	29,318	37,110

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 14 to the financial statements as of December 31, 2013.

15. Payables to venture partners

	Company		Consolidated
	6/30/2014	12/31/2013	6/30/2014	12/31/2013

Payable to venture partners (a)	-	100,000	-	103,814
Usufruct of shares (b)	14,442	19,536	14,662	19,866

	14,442	119,536	14,662	123,680

Current portion	7,297	108,742	7,517	112,886
Non-current portion	7,145	10,794	7,145	10,794

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

15. Payables to venture partners--Continued

 The current and non-current portions fall due as follows:

	Company		Consolidated
	6/30/2014	12/31/2013	6/30/2014	12/31/2013

2014	3,648	108,742	3,868	112,886
2015	6,081	6,080	6,081	6,080
2016	3,573	3,574	3,573	3,574
2017	1,140	1,140	1,140	1,140
Total	14,442	119,536	14,662	123,680

(a)     At a meeting of the venture partners held on February 3, 2014, they decided to reduce the SCP capital by R$100,000 Class B shares and, as consequence of this resolution, the SCP paid R$100,000 to the partners that held such units and R$4,742 related to the mandatory minimum dividend, thus fulfilling all obligations arising from this contract, with subsequent termination of the SCP created for this purpose.

(b)     In the period ended June 30, 2014, the total amount of dividends paid to the preferred shareholders by means of the SPE-89 Empreendimentos Imobiliários S.A. was R$6,700 (Note 9).

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 15 to the financial statements as of December 31, 2013.

16. Other obligations

	Company		Consolidated
	6/30/2014	12/31/2013	6/30/2014	12/31/2013

Acquisition of interests	5,102	5,102	5,847	5,102
Provision for penalties for delay in construction works	8,756	6,873	13,855	14,530
Cancelled contract payable	8,944	9,457	39,193	38,901
Warranty provision	15,087	23,087	42,049	53,006
Deferred sales taxes (PIS and COFINS)	21,035	24,841	30,771	40,461
Provision for net capital deficiency (Note 9)	58,227	43,600	29,559	25,448
Long-term suppliers	17,815	14,754	33,341	29,780
Other liabilities	10,349	11,733	31,212	39,386

	145,314	139,447	225,826	246,614

Current portion	109,353	101,296	161,760	176,740
Non-current portion	35,961	38,151	64,066	69,874

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

17. Provisions for legal claims and commitments

In the period ended June 30, 2014, the changes in the provision are summarized as follows:

Company	Civil claims	Tax claims	Labor claims	Total
Balance at December 31, 2013	115,468	255	23,876	139,599
Addition to and reversal of provision (Note 24)	16,322	55	9,895	26,272
Payment and reversal of provision not used	(5,385)	-	(5,053)	(10,438)
Balance at June 30, 2014	118,809	218	36,406	155,433

Current portion	51,064	218	36,406	87,688
Non-current portion	67,745	-	-	67,745

Consolidated	Civil claims	Tax claims	Labor claims	Total
Balance at December 31, 2013	140,722	1,582	55,624	197,928
Addition to and reversal of provision (Note 24)	26,301	216	25,279	51,796
Payment and reversal of provision not used	(16,082)	(161)	(12,265)	(28,508)
Balance at June 30, 2014	150,941	1,637	68,638	221,216

Current portion	51,064	218	36,406	87,688
Non-current portion	99,877	1,419	32,232	133,528

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

17. Provisions for legal claims and commitments --Continued

(a)     Civil, tax and labor lawsuits

(i)     Lawsuits in which likelihood of loss is rated as possible

As of June 30, 2014, the Company and its subsidiaries are aware of other civil, labor and tax claims and risks. Based on the history of probable lawsuits and the specific analysis of main claims, the estimate for lawsuits which likelihood of loss is rated as possible is of R$538,702 (R$435,046 as of December 31, 2013), based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses. The change in the period was caused by the higher volume of lawsuits with smaller amounts and the review of the involved amounts.

	Company		Consolidated
	6/30/2014	12/31/2013	6/30/2014	12/31/2013

Civil claims	199,849	64,026	413,268	331,976
Tax claims	45,144	39,248	56,822	45,413
Labor claims	40,848	36,227	68,612	57,657
	285,841	139,501	538,702	435,046

(b)     Payables related to the completion of real estate ventures

There was no change in relation to the information reported in Note 17(i)(b) to the financial statements as of December 31, 2013.

(c)     Commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has the following other commitments:

(i)     The Company has contracts for the rental of 25 properties where its facilities are located, the monthly cost amounting to R$893 adjusted by the IGP-M/FGV variation. The rental term ranges from one to ten years and there is a fine in case of cancelled contracts corresponding to three-month rent or in proportion to the contract expiration time.

(ii)    As of June 30, 2014, the Company, through its subsidiaries, has long-term obligations in the amount of R$33,341 (R$29,780 e as of December 31, 2013), related to the supply of the raw material used in the development of its real estate ventures.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 17 to the financial statements as of December 31, 2013.

18. Payables for purchase of properties and advances from customers

	Company		Consolidated
	6/30/2014	12/31/2013	6/30/2014	12/31/2013

Payables for purchase of properties	101,963	115,397	197,423	262,902
Adjustment to present value	(5,257)	(873)	(6,892)	(873)
Advances from customers
Development and sales	40,607	39,868	52,641	48,220
Barter transaction - Land	148,596	165,703	191,623	178,100

	285,909	320,095	434,795	488,349

Current portion	248,633	284,366	364,637	408,374
Non-current portion	37,276	35,729	70,158	79,975

19. Equity

19.1.  Capital

As of June 30, 2014 and December 31, 2013, the Company's authorized and paid-in capital amounts to R$2,740,662, represented by 435,559,201 registered common shares, without par value, of which 30,812,827 and 19,099,486 were held in treasury, respectively.

According to the Company’s articles of incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance until the limit of 600,000,000 (six hundred million) common shares.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

On February 26, 2014, the Board of Directors of Tenda approved the termination of the program to repurchase the common shares issued by Gafisa for holding them in treasury and later sell them. In the period, 7,000,000 shares in free float totaling R$22,728 were acquired.

On the same date, the Board of Directors of the Company created a program to repurchase its common shares aimed at holding them in treasury and later selling or cancelling them, limiting the acquisition to 17,456,434 shares to be carried out in up to 365 days. In the period ended June 30, 2014, 8,900,000 shares totaling R$28,627 were acquired. Additionally, the Company transferred 4,186,659 shares in the total amount of R$13,480 related to the exercise of options under the stock option plan of common shares by the beneficiaries, for which it received the total amount of R$6,909.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

19.       Equity -- Continued

19.1.  Capital -- Continued

Treasury shares – 06/30/2014
Type	GFSA3 common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value (*)	Carrying amount
11/20/2001	599,486	2.8880	0.14%	2,020	1,731
1st quarter 2013	1,000,000	4.3316	0.23%	3,370	4,336
2nd quarter 2013	9,000,000	3.9551	2.07%	30,330	35,634
4th quarter 2013	8,500,000	3.6865	1.95%	28,645	31,369
1st quarter 2014	14,900,000	3.2297	3.42%	50,213	48,168
2nd quarter 2014 (transfers)	(4,186,659)	3.2168	-1.03%	(14,109)	(13,480)
2nd quarter 2014	1,000,000	3.1843	0.25%	3,370	3,187
	30,812,827	3.4988	7.03%	103,839	110,945

(*)   Market value calculated based on the closing share price at June 40, 2014 (R$3.37), not considering the possible effect of volatilities.

Treasury shares – 12/31/2013
Type	GFSA3 common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value (*)	Carrying amount
11/20/2001	599,486	2.8880	0.14%	2,116	1,731
1st quarter 2013	1,000,000	4.3316	0.23%	3,530	4,336
2nd quarter 2013	9,000,000	3.9551	2.07%	31,770	35,634
4th quarter 2013	8,500,000	3.6865	1.95%	30,005	31,369
	19,099,486	3.8258	4.39%	67,421	73,070

(*)   Market value calculated based on the closing share price at December 31, 2013 (R$3.53), not considering the possible effect of volatilities.

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of claims.

The change in the number of shares outstanding is as follows:

Common shares - In thousands
Shares outstanding as of December 31, 2013	416,459
Repurchase of treasury shares	(15,900)
Transfer related to the stock option plan	4,187
Shares outstanding as of June 30, 2014	404,746

Weighted average shares outstanding	405,443

On February 12, 2014, the Company made the settlement of interest on capital in the net amount of R$117,122.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

19. Equity --Continued

19.2.  Stock option plan

Expenses for granting stocks recorded under the account “General and administrative expenses” (Note 24) in the periods ended June 30, 2014 and 2013, are as follows:

	6/30/2014	6/30/2013

Gafisa	10,516	9,480
Tenda	26	65
	10,542	9,545

(i)    Gafisa

The Company has a total of five stock option plans comprising common shares, launched in  2010, 2011, 2012, 2013 and 2014 which follow the rules established in the Stock Option Plan of the Company.

The granted options entitle their holders (employees) to purchase common shares of the Company’s capital, after periods that vary from one to five years of employment in the Company (essential condition to exercise the option), and expire ten years after the grant date.

Changes in the stock options outstanding in the years ended June 30, 2014 and December 31, 2013, including the respective weighted average exercise prices are as follows:

	2014		2013
	Number of options	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)
Options outstanding at the beginning of the year	11,908,128	1.47	9,742,400	1.32
Options granted	4,361,763	1.93	5,383,627	1.86
Options exercised	(4,186,659)	1.65	(2,329,422)	2.09
Options expired	(748,518)	3.66	-	-
Options forfeited	(153,809)	0.10	(888,477)	0.39

Options outstanding at the end of the period	11,180,905	1.28	11,908,128	1.47

Vested options at the end of the year	834,405	2.60	-	-

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

19. Equity --Continued

19.2.  Stock option plan

(i)    Gafisa--Continued

Outstanding and exercisable options as of June 30, 2014, are as follows:

Outstanding options			Exercisable options
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

11,180,905	8.76	1.28	834,485	2.60

During the period ended June 30, 2014, the Company granted 4,361,760 options in connection with its stock option plan comprising common shares (5,383,627 options granted in 2013).

The fair value of the new options granted totaled R$7,464 (R$11,048 in 2013), which was determined based on the following assumptions:

	2014	2013
Pricing model	MonteCarlo	Binomial	MonteCarlo
Exercise price of options (R$)	R$3.13 type A and R$0.01 type B	R$2.73	R$2.73 e R$0.01
Weighted average price of options (R$)	R$ 1.93	R$2.73	R$0.73
Expected volatility (%) – (*)	55%	40%	40%
Expected option life (years)	5.16 years	11.03 years	1.97 years
Dividend income (%)	1.90%	1.90%	1.90%
Risk-free interest rate (%)	10.55%	7.85%	7.85%

(*)The volatility was determined based on regression analysis of the ratio of the share volatility of the parent company, Gafisa S.A., to the Ibovespa index.

In the period ended June 30, 2014, the Company recognized in the heading "Other income (expenses), net", the expenses with the stock option plan of the former subsidiary Alphaville Urbanismo S.A., in the amount of R$13,863 related to the adjustment to the balance payable, according to the contract between the parties (Note 24).

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

19. Equity --Continued

19.2.  Stock option plan

(ii)   Tenda

Due to the acquisition by Gafisa of the total shares outstanding issued by Tenda, the stock option plans related to Tenda shares were transferred to Gafisa, responsible for share issuance. As of June 30, 2014, the amount of R$14,965 (R$14,939 as of December 31, 2013), related to the reserve for granting options of Tenda is recognized under the account “Related Parties” of Gafisa.

In the period ended June 30, 2014 and in the year ended December 31, 2013, the Company did not grant options in connection with its stock option plans comprising common shares.

20. Income and social contribution taxes

(i)      Current income and social contribution taxes

The reconciliation of the effective tax rate for the periods ended June 30, 2014 and 2013 is as follows:

	Consolidated
	6/30/2014	6/30/2013

Loss before income and social contribution taxes, and statutory interest	(24,181)	(111,646)
Income tax calculated at the applicable rate - 34%	8,221	37,959
Net effect of subsidiaries taxed by presumed profit	4,677	(26,769)
Tax losses (tax loss carryforwards used)	(8,816)	(1,571)
Equity pick-up	183	1,235
Stock option plan	(8,298)	(3,245)
Other permanent differences	(7,698)	(15,574)
Charges on payables to venture partners	1,348	(6,505)
Tax benefits recognized (not recognized)	(7,886)	1,041
	(18,269)	(13,429)

Tax expenses - current	(16,874)	(9,165)
Tax expenses - deferred	(1,395)	(4,264)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

20. Income and social contribution taxes --Continued

 (ii)  Deferred income and social contribution taxes

As of June 30, 2014 and December 31, 2013, deferred income and social contribution taxes are from the following sources:

	Company		Consolidated
	6/30/2014	12/31/2013	6/30/2014	12/31/2013

Provisions for legal claims	52,847	47,464	75,213	67,296
Temporary differences – PIS and COFINS deferred	6,975	7,918	14,103	15,566
Provisions for realization of non-financial assets	2,698	2,698	22,838	22,852
Temporary differences – CPC adjustment	17,948	21,733	27,016	31,819
Other provisions	38,161	39,684	71,153	76,735
Income and social contribution tax loss carryforwards	84,731	86,848	303,774	288,712
Tax credits from downstream acquisition	11,171	9,226	11,171	9,226
Tax benefits not recognized	(6,478)	(12,327)	(282,420)	(274,534)
	208,053	203,244	242,848	237,672

Liabilities
Negative goodwill	(91,323)	(91,323)	(91,323)	(91,323)
Temporary differences –CPC adjustment	(38,058)	(36,822)	(128,756)	(127,790)
Differences between income taxed on cash basis and recorded on an accrual basis	(29,573)	(26,000)	(78,079)	(75,211)
	(158,954)	(154,145)	(298,158)	(294,324)

Total net	49,099	49,099	(55,310)	(56,652)

The Company has income and social contribution tax loss carryforwards for offset limited to 30% of annual taxable profit, which have no expiration, in the following amounts:

Company
6/30/2014			12/31/2013
Income tax	Social contribution tax	Total	Income tax	Social contribution tax	Total

Balance of the income and social contribution tax loss carryforwards

249,209	249,209		255,435	255,435	-

Deferred tax assets (25%/9%)

62,302	22,429	84,731	63,859	22,989	86,848

Recognized deferred tax asset

57,539	20,714	78,253	54,795	19,726	74,521

Unrecognized deferred tax asset

4,763	1,715	6,478	9,064	3,263	12,327

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

20. Income and social contribution taxes --Continued

(ii)      Deferred income and social contribution taxes --Continued

Consolidated
6/30/2014			12/31/2013
Income tax	Social contribution tax	Total	Income tax	Social contribution tax	Total

Balance of the income and social contribution tax loss carryforwards

893,453	893,453		849,150	849,150	-

Deferred tax assets (25%/9%)

223,363	80,411	303,774	212,288	76,424	288,712

Recognized deferred tax asset

57,539	20,714	78,253	54,795	19,726	74,521

Unrecognized deferred tax asset

165,824	59,697	225,521	157,493	56,698	214,191

Based on the estimate of projections for generation of future taxable profit of Gafisa, the estimated recovery of the Company’s balance of deferred income and social contribution tax is as follows:

Company

2014

4,124

2015

46,534

2016

531

2017

9,120

2018

17,871

2019 to 2023

140,999

227,026

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 20 to the financial statements as of December 31, 2013.

21. Financial instruments

The Company and its subsidiaries participate in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at liquidity, return and safety. The use of financial instruments with the objective of hedging is made through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and subsequent performance of the proposed strategy. The policy on control consists of permanently following up the contracted conditions in relation to the conditions prevailing in the market. The Company and its subsidiaries do not invest for speculation in derivatives or any other risky assets. The result from these operations is consistent with the policies and strategies devised by Company management. The Company and its subsidiaries operations are subject to the risk factors described below:

 (i)   Risk considerations

a)    Credit risk

There was no change in relation to the credit risks disclosed in Note 21(i)(a) to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(i)    Risk considerations --Continued

b)    Derivative financial instruments

The Company adopts the policy of participating in operations involving derivative financial instruments with the objective of mitigating or eliminating currency, index and interest rate risks to its operations, when considered necessary.

The Company holds derivative instruments to mitigate its exposure to index and interest volatility recognized at their fair value in profit (loss) for the year. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments for purposes other than hedging.

As of June 30, 2014, the Company had derivative contracts for hedging purposes in relation to interest fluctuations, with final maturity between December 2014 and June 2017. The derivative contracts are as follows:

Consolidated
		Reais	Percentage		Validity		Gain (loss) not realized with derivative instruments - net

Companies	Swap agreements (Fixed for CDI)	Face value	Original Index	Swap	Beginning	End	6/30/2014	12/31/2013

Gafisa S/A	Banco Votorantim S.A.	110,000	Fixed 14.0993%	CDI 1.6344%	12/20/2013	06/20/2014	-	978
Gafisa S/A	Banco Votorantim S.A.	82,500	Fixed 11.4925%	CDI 0.2801%	06/20/2014	12/22/2014	155	128
Gafisa S/A	Banco Votorantim S.A.	82,500	Fixed 13.7946%	CDI 1.6344%	12/22/2014	06/22/2015	323	(91)
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 11.8752%	CDI 0.2801%	06/22/2015	12/21/2015	(21)	(306)
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 14.2672%	CDI 1.6344%	12/21/2015	06/20/2016	62	(236)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 11.1136%	CDI 0.2801%	06/20/2016	12/20/2016	(128)	(255)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 15.1177%	CDI 1.6344%	12/20/2016	06/20/2017	84	(35)
							475	183

					Current		475	183
					Non-current		-	-

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(i)    Risk considerations --Continued

During the period ended June 30, 2014, the amount of R$245 (R$2,894 in 2013) in the Company’s statements and in the consolidated statements, which refer to net result of the interest swap transaction, was recognized in the “financial income” line in the statement of profit or loss for the period, allowing correlation between the impact of such transactions and interest rate fluctuation in the Company’s balance sheet (Note25).

       The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific valuation methodologies.

b)    Derivative financial instruments --Continued

       However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction. Accordingly, the estimates above do not necessarily indicate the actual amounts realized upon the financial settlement of transactions.

c)    Interest rate risk

There was no change in relation to the interest rate risks disclosed in Note 21(i)(c) to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(i)    Risk considerations --Continued

d)    Liquidity risk

There was no change in relation to the liquidity risks disclosed in Note 21(i)(d) to the financial statements as of December 31, 2013.

The maturities of the financial instruments such as loans, financing, suppliers, payables to venture partners and debentures are as follows:

	Company
Period ended June 30, 2014	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	504,397	607,748	17,765	-	1,129,910
Debentures (Note 13)	254,466	482,730	99,778	-	836,974
Payables to venture partners (Note 15)	7,297	6,005	1,140	-	14,442
Suppliers	44,375	-	-	-	44,375
	810,535	1,096,483	118,683	-	2,025,701

	Company
Year ended December 31, 2013	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	376,047	765,007	108,130	-	1,249,184
Debentures (Note 13)	354,271	457,386	200,000	-	1,011,657
Payables to venture partners (Note 15)	108,742	9,654	1,140	-	119,536
Suppliers	51,415	-	-	-	51,415
	890,475	1,232,047	309,270	-	2,431,792

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(i)    Risk considerations --Continued

d)    Liquidity risk --Continued

	Consolidated
Period ended June 30, 2014	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	622,942	796,458	17,887	-	1,437,287
Debentures (Note 13)	353,394	782,730	99,778	-	1,235,902
Payables to venture partners (Note 15)	7,517	6,005	1,140	-	14,662
Suppliers	76,619	-	-	-	76,619
	1,060,472	1,585,193	118,805	-	2,764,470

	Consolidated
Year ended December 31, 2013	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	590,386	938,792	109,132	-	1,638,310
Debentures (Note 13)	563,832	657,386	200,000	-	1,421,218
Payables to venture partners (Note 15)	112,886	9,654	1,140	-	123,680
Suppliers	79,342	-	-	-	79,342
	1,346,446	1,605,832	310,272	-	3,262,550

Fair value classification

The Company uses the same classification disclosed in Note 21(i)(d) to the financial statements as of December 31, 2013 to determine and disclose the fair value of financial instruments by the valuation technique.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company, presented as of June 30, 2014 and December 31, 2013:

	Company			Consolidated
	Fair value classification
As of June 30, 2014	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4.1)	-	19,659	-	-	135,089	-
Short-term investments (Note 4.2)	-	540,359	-	-	1,144,479	-
Derivative financial instruments (Note 21.i.b)	-	475	-	-	475	-

	Company			Consolidated
	Fair value classification
As of December 31, 2013	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4.1)	-	39,032	-	-	215,194	-
Short-term investments (Note 4.2)	-	1,241,026	-	-	1,808,969	-
Derivative financial instruments (Note 21.i.b)	-	183	-	-	183	-

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(i)    Risk considerations --Continued

d)    Liquidity risk --Continued

Fair value classification --Continued

       In addition, we show the fair value classification of financial instruments liabilities:

	Company			Consolidated
	Fair value classification
As of June 30, 2014	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial liabilities
Loans and financing (Note 21.ii.a)	-	1,140,866	-	-	1,441,815	-
Debentures (Note 21.ii.a)	-	849,445	-	-	1,241,064	-
Payables to venture partners (Note 21.ii.a)	-	16,415	-	-	16,633	-

	Company			Consolidated
	Fair value classification
As of December 31, 2013	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial liabilities
Loans and financing (Note 21.ii.a)	-	1,254,757	-	-	1,641,503	-
Debentures (Note 21.ii.a)	-	1,019,298	-	-	1,428,859	-
Payables to venture partners (Note 21.ii.a)	-	121,060	-	-	125,719	-

       In the period ended June 30, 2014 and the year ended December 31, 2013, there were not any transfers between the Levels 1 and 2 fair value valuation, nor transfers between Levels 3 and 2 fair value valuation.

       There was no change in relation to the other information disclosed in Note 21(ii)(a) to the financial statements as of December 31, 2013.

 (ii)  Fair value of financial instruments

a)    Fair value measurement

       The Company uses the same methods and assumptions disclosed in Note 21(ii)(a) to the financial statements as of December 31, 2013 in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21.     Financial instruments --Continued

(ii)   Fair value of financial instruments -- Continued

a)     Fair value measurement —Continued

The main consolidated carrying amounts and fair values of financial assets and liabilities at June 30,2014 and December 31, 2013 are as follows:

	Company
	6/30/2014		12/31/2013
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	19,659	19,659	39,032	39,032
Short-term investments (Note 4.2)	540,359	540,359	1,241,026	1,241,026
Derivative financial instruments	475	475	183	183
Trade accounts receivable (Note 5)	1,108,587	1,108,587	1,216,902	1,216,902

Financial liabilities
Loans and financing (Note 12)	1,129,910	1,140,866	1,249,184	1,254,757
Debentures (Note 13)	836,974	849,445	1,011,657	1,019,298
Payables to venture partners (Note 15)	14,442	16,415	119,536	121,060
Suppliers	45,619	45,619	51,415	51,415

	Consolidated
	6/30/2014		12/31/2013
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	135,089	135,089	215,194	215,194
Short-term investments (Note 4.2)	1,144,479	1,144,479	1,808,969	1,808,969
Derivative financial instruments (Note 21(i)(b))	475	475	183	183
Trade accounts receivable (Note 5)	2,032,074	2,032,074	2,223,668	2,223,668

Financial liabilities
Loans and financing (Note 12)	1,437,287	1,441,815	1,638,310	1,641,503
Debentures (Note 13)	1,235,902	1,241,064	1,421,218	1,428,859
Payables to venture partners (Note 15)	14,662	16,633	123,680	125,719
Suppliers	77,864	77,864	79,342	79,342

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments —Continued

a)     Risk of debt acceleration

There was no change in relation to the risks of debt acceleration disclosed in Note 21(ii)(a) to the financial statements as of December 31, 2013.

(iii)   Capital stock management

The other explanation related to this note was not subject to significant changes in relation to those disclosed in Note 21 (iii) to the financial statements as of December 31, 2013.

The Company includes in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables and payables to venture partners less cash and cash equivalents and short-term investments:

	Company		Consolidated
	6/30/2014	12/31/2013	6/30/2014	12/31/2013

Loans and financing (Note 12)	1,129,910	1,249,184	1,437,287	1,638,310
Debentures (Note 13)	836,974	1,011,657	1,235,902	1,421,218
Obligations assumed on assignment of receivables (Note 14)	45,522	74,201	76,455	119,897
Payables to venture partners (Note 15)	14,442	119,536	14,662	123,680
( - ) Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	(560,018)	(1,280,058)	(1,279,568)	(2,024,163)
Net debt	1,466,830	1,174,520	1,484,738	1,278,942
Equity	3,116,182	3,190,724	3,138,131	3,214,483
Equity and net debt	4,583,012	4,365,244	4,622,869	4,493,425

 (iv) Sensitivity analysis

The following chart shows the sensitivity analysis of financial instruments for the period of one year, except swap contracts, which are analyzed through their due dates, describing the risks that may incur material variations on the Company’s profit or loss, as provided for by CVM, through Rule No. 475/08, in order to show a 25% and 50% increase/decrease in the risk variable considered.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments -- Continued

(iv)  Sensitivity analysis -- Continued

As of June 30, 2014 and December 31, 2013, the Company has the following financial instruments:

a)  Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)  Loans and financing and debentures linked to the Referential Rate (TR) and CDI, and debentures indexed to the CDI, IPCA and TR;

c)  Trade accounts receivable, linked to the National Civil Construction Index (INCC).

To the sensitivity analysis of the interest rates of investments, loans and accounts receivables, the Company considered the CDI rate at 10.80%, the TR at 1.04%, the INCC rate at 7.23%, the General Market Prices Index (IGP-M) at 5.44% and the National Consumer Price Index – Extended (IPCA) at 6.46%. The scenarios considered were as follows:

Scenario I: 50% increase in the risk variables used for pricing

Scenario II: 25% increase in the risk variables used for pricing

Scenario III: 25% decrease in the risk variables used for pricing

Scenario IV: 50% decrease in the risk variables used for pricing

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(iv)  Sensitivity analysis --Continued

As of June 30, 2014:

		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%

Short-term investments	Increase/decrease of CDI	51,518	25,759	(25,759)	(51,518)
Loans and financing	Increase/decrease of CDI	(30,373)	(15,187)	15,187	30,373
Debentures	Increase/decrease of CDI	(14,364)	(7,182)	7,182	14,364
Payables to venture partners	Increase/decrease of CDI	-	-	-	-
Derivative financial instruments	Increase/decrease of CDI	(7,076)	(3,680)	3,990	8,336

Net effect of CDI variation		(295)	(290)	600	1,555

Loans and financing	Increase/decrease of TR	(3,852)	(1,926)	1,926	3,852
Debentures	Increase/decrease of TR	(4,767)	(2,384)	2,384	4,767

Net effect of TR variation		(8,619)	(4,310)	4,310	8,619

Debentures	Increase/decrease of IPCA	(466)	(233)	233	466

Net effect of IPCA variation		(466)	(233)	233	466

Accounts receivable	Increase/decrease of INCC	68,530	34,265	(34,265)	(68,530)
Properties for sale	Increase/decrease of INCC	56,799	28,399	(28,399)	(56,799)

Net effect of INCC variation		125,329	62,664	(62,664)	(125,329)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial instruments --Continued

(iv)  Sensitivity analysis --Continued

As of December 31, 2013:

		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%

Short-term investments	Increase/decrease of CDI	77,110	38,555	(38,555)	(77,110)
Loans and financing	Increase/decrease of CDI	(33,920)	(16,960)	16,960	33,920
Debentures	Increase/decrease of CDI	(19,843)	(9,921)	9,921	19,843
Payables to venture partners	Increase/decrease of CDI	(4,623)	(2,312)	2,312	4,623
Derivative financial instruments	Increase/decrease of CDI	(9,303)	(4,856)	5,344	11,219

Net effect of CDI variation		9,421	4,506	(4,018)	(7,505)

Loans and financing	Increase/decrease of TR	(1,208)	(604)	604	1,208
Debentures	Increase/decrease of TR	(1,474)	(737)	737	1,474

Net effect of TR variation		(2,682)	(1,341)	1,341	2,682

Debentures	Increase/decrease of IPCA	(385)	(193)	193	385

Net effect of IPCA variation		(385)	(193)	193	385

Accounts receivable	Increase/decrease of INCC	83,051	41,525	(41,525)	(83,051)
Properties for sale	Increase/decrease of INCC	58,235	29,117	(29,117)	(58,235)

Net effect of INCC variation		141,286	70,642	(70,642)	(141,286)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

22. Related parties

22.1.  Balances with related parties

The balances between the Company and related companies are realized under conditions and prices established between the parties.

	Company		Consolidated
Current accounts	6/30/2014	12/31/2013	6/30/2014	12/31/2013

Assets
Current account:
Total SPEs	210,461	163,130	145,729	80,804
Condominium and consortia and thirty party’s works	8,924	1,743	8,924	1,743
Loan receivable	102,946	98,272	143,106	136,508
Dividends receivable	3,340	7,443	-	-
	325,671	270,588	297,759	219,055

Current	222,725	172,316	154,653	82,547
Non-current	102,946	98,272	143,106	136,508

Liabilities
Current account
Purchase/sale of interests	(41,125)	(39,100)	(41,125)	(39,100)
Total SPEs and Tenda	(472,927)	(163,075)	(113,617)	(94,578)
	(514,052)	(202,175)	(154,742)	(133,678)

Current	(514,052)	(202,175)	(154,742)	(133,678)

The composition, nature and condition of loan receivable by the Company are shown below:

	Company
	6/30/2014	12/31/2013	Nature	Interest rate

Engenho	16	15	Construction	12% p.a. + IGPM
Laguna Di Mare - Tembok Planej. E Desenv. Imob. Ltda.	-	2,279	Construction	12% p.a. + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	15,406	15,201	Construction	12% p.a. + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	-	2,929	Construction	3% p.a. + CDI
Gafisa SPE 46 Emp. Imobiliários Ltda.	1,170	1,056	Construction	12% p.a. + IGPM
Gafisa SPE 71 Emp. Imobiliários Ltda.	6,778	6,066	Construction	3% p.a. + CDI
Gafisa SPE 76 Emp. Imobiliários Ltda.	-	3,863	Construction	4% p.a. + CDI
Acquarelle Civilcorp Incorporações Ltda.	455	411	Construction	12% p.a. + IGPM
Manhattan Residencial I	72,410	62,441	Construction	10% p.a. + TR
Manhattan Comercial I	16	15	Construction	10% p.a. + TR
Manhattan Residencial II	144	137	Construction	10% p.a. + TR
Manhattan Comercial II	69	65	Construction	10% p.a. + TR
Scena Laguna - Tembok Planej. e Desenv. Imob. Ltda.	6,482	3,794	Construction	12% p.a. + IGPM
Total Company	102,946	98,272

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

22. Related parties --Continued

22.1.  Balances with related parties --Continued

	Consolidated
	30/6/2014	31/12/2013	Nature	Interest rate

Engenho	16	15	Construction	12% p.a. + IGPM
Laguna Di Mare - Tembok Planej. E Desenv. Imob. Ltda.	-	2,279	Construction	12% p.a. + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	15,406	15,201	Construction	12% p.a. + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	-	2,929	Construction	3% p.a. + CDI
Gafisa SPE-46 Emp. Imobiliários Ltda.	1,170	1,056	Construction	12% p.a. + IGPM
Gafisa SPE-71 Emp. Imobiliários Ltda.	6,778	6,066	Construction	3% p.a. + CDI
Gafisa SPE- 76 Emp. Imobiliários Ltda.	-	3,863	Construction	4% p.a. + CDI
Acquarelle - Civilcorp Incorporações Ltda.	455	411	Construction	12% p.a. + IGPM
Manhattan Residencial I	72,410	62,441	Construction	10% p.a. + TR
Manhattan Comercial I	16	15	Construction	10% p.a. + TR
Manhattan Residencial II	144	137	Construction	10% p.a. + TR
Manhattan Comercial II	69	65	Construction	10% p.a. + TR
Scena Laguna - Tembok Planej. E Desenv. Imob. Ltda.	6,482	3,794	Construction	12% p.a. + IGPM
Fit Jardim Botanico SPE Emp. Imob. Ltda.	18,538	17,998	Construction	113.5% of 126.5% of CDI
Fit 09 SPE Emp. Imob. Ltda.	7,745	7,183	Construction	120% of 126.5% of CDI
Fit 19 SPE Emp. Imob. Ltda.	4,016	4,003	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	3,827	3,589	Construction	113.5% of 126.5% of CDI
Ac Participações Ltda.	5,219	4,710	Construction	12% p.a. + IGPM
Other	815	753	Construction	Several
Total consolidated	143,106	136,508

In the period ended June 30, 2014 the recognized financial income from interest on loans amounted to R$4,336 (R$4,028 in 2013) in the Company’s statement and R$6,006 (R$4,885 in 2013) in the consolidated statement (Note 25).

Information regarding management transactions and compensation is described in Note 26.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 22 to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

22.2.  Endorsements, guarantees and sureties

The financial transactions of the wholly-owned subsidiaries or special purpose entities and its subsidiaries of the Company have the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount ofR$1,637,783 (R$1,428,286 in 2013).

23. Net operating revenue

Company

Consolidated

6/30/2014

6/30/2013

6/30/2014

6/30/2013

Gross operating revenue

Real estate development, sale, barter transactions and construction services

570,732	656,761	1,061,801	1,191,922

(Recognition) Reversal of allowance for doubtful accounts and provision for cancelled contracts (Note 5)

(312)	9	30,870	80,907

Taxes on sale of real estate and services

(53,342)	(57,003)	(85,140)	(124,415)

Net operating revenue

517,078	599,767	1,007,531	1,148,414

24. Costs and expenses by nature

These are represented by the following:

	Company		Consolidated

6/30/2014

6/30/2013

6/30/2014

6/30/2013

Cost of real estate development and sale:
Construction cost	(223,677)	(250,936)	(480,494)	(538,628)
Land cost	(57,794)	(109,907)	(99,102)	(159,687)
Development cost	(18,969)	(21,710)	(50,597)	(68,842)
Capitalized financial charges (Note 12)	(43,291)	(40,537)	(75,103)	(69,766)
Maintenance / warranty	(8,281)	(5,622)	(12,419)	(11,597)
Recognition (reversal) of provision for cancelled contracts (Note 5)	-	-	(27,564)	(77,951)
	(352,012)	(428,712)	(745,279)	(926,471)

Commercial expenses:
Product marketing expenses	(14,256)	(26,755)	(27,497)	(50,256)
Brokerage and sale commission	(9,382)	(25,657)	(18,095)	(48,195)
Customer Relationship Management expenses and corporate marketing	(12,699)	(7,112)	(24,492)	(13,360)
Other	(1,967)	(2,031)	(3,791)	(3,816)
	(38,304)	(61,555)	(73,875)	(115,627)

General and administrative expenses:
Salaries and payroll charges	(21,195)	(25,847)	(38,911)	(46,329)
Employee benefits	(1,983)	(1,928)	(3,503)	(3,528)
Travel and utilities	(756)	(1,632)	(1,426)	(2,689)
Services	(8,868)	(7,089)	(16,269)	(12,986)
Rents and condominium fees	(4,345)	(3,196)	(7,351)	(4,915)
IT	(7,720)	(2,242)	(12,819)	(4,760)
Stock option plan (Note 19.2)	(10,516)	(9,480)	(10,542)	(9,545)
Reserve for profit sharing (Note 26.iii)	(7,142)	(9,799)	(16,425)	(17,427)
Other	(61)	734	(591)	(425)
	(62,586)	(60,479)	(107,837)	(102,604)

Other income (expenses), net:
Expenses with lawsuits (Note 17)	(26,272)	(15,467)	(51,796)	(15,239)
Equity pick-up in unincorporated venture (“SCP”)	4,839	(3,985)	-	-
Expenses with the adjustment to the stock option plan balance of AUSA (Note 19.2)	(13,863)	-	(13,863)	-
Other	(1,479)	(492)	348	(492)
	(36,775)	(19,944)	(65,311)	(15,731)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

25. Financial income

	Company		Consolidated

6/30/2014

6/30/2013

6/30/2014

6/30/2013

Financial income
Income from financial investments	43,229	10,592	68,924	25,405
Financial income on loans (Note 22)	4,336	4,028	6,006	4,885
Interest income	1,810	441	2,231	710
Other financial income	2,262	143	5,001	4,688
	51,637	15,204	82,162	35,688
Financial expenses
Interest on funding, net of capitalization (Note 12)	(53,653)	(72,369)	(65,360)	(79,939)
Amortization of debenture cost	(2,028)	(1,389)	(2,028)	(1,643)
Payables to venture partners	-	-	(1,674)	(10,182)
Banking expenses	(1,959)	(5,454)	(1,865)	(7,361)
Derivative transactions (Note 21 (i) (b))	245	(2,894)	245	(2,894)
Discount on securitization transaction	-	(3,984)	-	(3,764)
Offered discount and other financial expenses	(8,375)	(6,764)	(22,465)	(12,732)
	(65,770)	(92,854)	(93,147)	(118,515)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

26. Transactions with management and employees

(i)    Management compensation

The amounts recorded in the account “general and administrative expenses” for the period ended June 30, 2014 and 2013, related to the compensation of the Company’s key management personnel are as follows:

	Management compensation
Period ended June 30, 2014	Board of Directors	Statutory Board	Fiscal Council

Number of members	8	5	3
Annual fixed compensation (in R$)	892	1,896	90
Salary / Fees	874	1,705	90
Direct and indirect benefits	18	191	-
Monthly compensation (in R$)	149	316	15
Total compensation	892	1,896	90
Profit sharing	-	2,275	-

	Management compensation
Period ended June 30, 2013	Board of Directors	Statutory Board	Fiscal Council

Number of members	9	6	3
Annual fixed compensation (in R$)	946	2,515	76
Salary / Fees	926	2,340	76
Direct and indirect benefits	20	175	-
Monthly compensation (in R$)	158	419	13
Total compensation	946	2,515	76
Profit sharing	-	4,875	-

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

26. Transactions with management and employees --Continued

(i)    Management compensation -- Continued

       The maximum aggregate compensation of the Company’s management and Fiscal Council for the year 2014 was established at R$13,617, as approved at the Annual Shareholders’ Meeting held on April 25, 2014.

(ii)   Sales

In the period ended June 30, 2014, the total sales of units sold in 2014 to the Management is R$1,513 (R$2,405 in 2013) and the total receivables is R$5,962 (R$5,845 as of December 31, 2013).

(iii)   Profit sharing

In the period ended June 30, 2014, the Company recorded an expense for profit sharing amounting to R$7,142 in the Company’s statement (R$9,799 in 2013) and R$16,425 in the consolidated statement (R$17,427 in 2013) in the heading “General and Administrative Expenses” (Note 24), which is broken down as follows.

Consolidated	6/30/2014	6/30/2013

Gafisa and Tenda’ Statutory Board	4,824	4,875
Other collaborators	11,601	12,552
	16,425	17,427

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 26 to the financial statements as of December 31, 2013.

27. Insurance

For the period ended June 30, 2014, insurance contracts were not subject to significant changes in relation to those disclosed in Note 27 to the financial statements as of December 31,2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

28. Earning and loss per share

The following table shows the calculation of basic and diluted earning and loss per share. In view of the losses for the periods ended June 30, 2014 and 2013, shares with dilutive potential are not considered, because the impact would be antidilutive.

	6/30/2014	6/30/2013
Basic numerator
Proposed dividends and interest on capital	-	-
Undistributed loss	(40,640)	(69,617)
Undistributed loss, available for the holders of common shares	(40,640)	(69,617)

Basic denominator (in thousands of shares)
Weighted average number of shares	405,443	429,270

Basic loss per share in Reais	(0.1002)	(0.1622)
Diluted numerator
Proposed dividends and interest on capital
Undistributed loss	-	-
Undistributed loss, available for the holders of common shares	(40,640)	(69,617)
	(40,640)	(69,617)
Diluted denominator (in thousands of shares)
Weighted average number of shares	405,443	429,270
Stock options	-	-
Diluted weighted average number of shares	405,443	429,270

Diluted loss per share in Reais	(0.1002)	(0.1622)

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 28 to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

29. Segment information

The quarterly information of the business segments of the Company is as follows:

			Consolidated
	Gafisa S.A.	Tenda	6/30/2014
Net operating revenue	724,657	282,874	1,007,531
Operating costs	(516,632)	(228,647)	(745,279)

Gross profit	208,025	54,227	262,252

Selling expenses	(47,420)	(26,455)	(73,875)
General and administrative expenses	(63,856)	(43,982)	(107,837)
Depreciation and amortization	(22,517)	(7,482)	(29,999)
Financial expenses	(67,549)	(25,598)	(93,147)
Financial income	55,320	26,841	82,161
Tax expenses	(11,230)	(7,039)	(18,269)

Net profit/(loss) for the period from continuing operations	14,803	(55,443)	(40,640)

Customers (short and long term)	1,584,093	447,981	2,032,074
Inventories (short and long term)	1,530,175	626,210	2,156,385
Other assets	1,920,152	1,179,792	3,099,944

Total assets	5,034,420	2,253,983	7,288,403

Total liabilities	2,970,877	1,179,395	4,150,272
			Consolidated
	Gafisa S.A.	Tenda	6/30/2013

Net operating revenue	741,645	406,769	1,148,414
Operating cost	(529,813)	(396,658)	(926,471)

Gross profit	211,832	10,111	221,943

Selling expenses	(73,879)	(41,748)	(115,627)
General and administrative expenses	(60,478)	(42,126)	(102,604)
Depreciation and amortization	(15,044)	(5,387)	(20,431)
Financial expenses	(105,125)	(13,390)	(118,515)
Financial income	17,466	18,222	35,688
Tax expenses	(6,376)	(7,053)	(13,429)

Loss for the period from continuing operations	(55,210)	(69,865)	(125,075)

Loss for the period from discontinued operations	-	-	80,765

Customers (short and long term)	1,648,121	822,856	2,470,977
Inventories (short and long term)	1,298,608	728,115	2,026,723
Other assets	2,294,136	1,700,908	3,995,044

Total assets	5,240,865	3,251,879	8,492,744

Total liabilities	4,395,881	1,478,405	5,874,286

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

29. Segment information --Continued

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 29 to the financial statements as of December 31, 2013.

30. Real estate ventures under construction – information and commitments

In order to enhance its notes and in line with items 20 and 21 of ICPC 02, the Company describes below some information on ventures under construction as of June 30, 2014:

30.1     The contracted sales revenue deducted from the appropriated sales revenue is the unappropriated sales revenue (net revenue calculated by the continuous transfer approach, according to OCPC 04). The unappropriated sales revenue of ventures under construction plus the accounts receivable of completed ventures plus the advance from clients less cumulative receipts, comprise the receivables from developments, as follows:

Ventures under construction:
Contracted sales revenue (*)	4,243,787
Appropriated sales revenue (A) (**)	(2,787,692)
Unappropriated sales revenue (B) (*)	1,456,095

Completed ventures (C)	966,880

Cumulative receipts (D) (**)	(1,636,277)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

30. Real estate ventures under construction – information and commitments --Continued

Advances from clients
Appropriated revenue surplus (Note 18) (E)	52,641

Total accounts receivable from developments (Note 5) (-A+C+D+E)	2,170,936

(*) Information other than accounting considered in the scope of independent auditors only to support the conclusion on the appropriated sales revenue recognized using the percentage-of-completion method  (PoC).

(**) Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of profit or loss for the period.

The information on unappropriated sales revenue and contracted sales revenue do not include ventures that are subject to restriction due to a suspensive clause, the legal period of 180 days in which the Company can cancel a development and therefore is not appropriated to profit or loss.

The real estate development revenue from units sold and under construction of real estate development is appropriated to statement of profit or loss over the construction period of ventures, in compliance with the requirements of item 14 of CPC 30 – Revenue. The procedures adopted in the appropriation to profit or loss over the construction period are described in Note 2 – Presentation of  Financial Statements and summary of main accounting practices of the financial statements as of December 31, 2013.

30.2     As of June 30, 2014, the total cost incurred and to be incurred in connection with units sold or in inventory, estimated until the completion of ventures under construction, is as follows:

Ventures under construction:

Incurred cost of units in inventory (Note 6)	670,993
Estimated cost to be incurred with units in inventory (*)	905,126
Total estimated cost incurred and to be incurred with units in inventory (a)(F)	1,576,119

Estimated cost of units sold (*) (G)	2,963,083
Incurred cost of units sold (H) (**)	(1,902,474)
Unappropriated estimated cost of units sold (*) (I)	1,060,609

Total cost incurred and to be incurred (F+G)	4,539,202

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued
June 30, 2014
(Amounts in thousands of Reais, except as otherwise stated)

30. Real estate ventures under construction – information and commitments --Continued

(a) The amount of R$255,047 refers to units of cancelled developments which contracts are not yet cancelled with the respective customers.

(*)Information other than accounting considered in the scope of independent auditors only to support the conclusion on the appropriated sales revenue recognized using the percentage-of-completion method  (PoC).

(**)Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of profit or loss for the period.

30.3     As of June 30, 2014, the estimated income to be earned until the completion of ventures under construction in connection with units sold is as follows:

Unappropriated sales revenue (B)	1,456,095
Unappropriated barter for land	156,730
1,612,825

Unappropriated cost of units sold (I)	(1,060,609)
Estimated profit	552,216

Information other than accounting considered in the scope of independent auditors only to support the conclusion on the appropriated sales revenue recognized using the percentage-of-completion method (PoC).

The estimated profit shown does not consider the tax effects or the present value adjustment, and the costs of lands, financial charges, barter and guarantees, which will be carried out as at the extent they are realized.

30.4     As of June 30, 2014, the retained profit of ventures under construction in connection with units sold is as follows:

Appropriated sales revenue (A) (**)	2,787,692
Appropriated barter for land (**)	94,802
2,882,494

Incurred cost of units sold (H) (**)	(1,902,474)
Profit (**)	980,020

(**)Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of profit or loss for the period.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

June 30, 2014

(Amounts in thousands of Reais, except as otherwise stated)

30. Real estate ventures under construction – information and commitment --Continued

The above profit is gross of taxes and present value adjustment (AVP).

30.5 The Company shows below a table of the percentage of asset related to the Company’s ventures that are included in the structures of equity segregation of the purchase as of June 30, 2014.

6/30/2014

Total assets included in the structures of equity segregation of the purchase (*)	7,281,197
Total consolidated assets	7,288,403
Percentage	99.90%

(*)Total assets of the Company, except for the Gafisa Vendas subsidiary, a company that sells the ventures of Gafisa. Regarding the ventures of subsidiaries, the follow-up of the cash and cash equivalents and corporate debts are carried out through the National Corporate Taxpayers’ Registry (CNPJ) of the company and not separately by venture.

31. Communication with regulatory bodies

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 31 to the financial statements as of December 31,2013.

32. Additional Information

Law 12,973/14 of May 13, 2014 made amendments to the IRPJ, CSLL, PIS and COFINS, effective for 2015, allowing taxpayers to adhere to the new rules in 2014 already, on irrevocable basis. This Law which was originated from the provisional measure 627 among other matters, particularly dealt with the harmonization of the tax legislation with the accounting criteria and procedures introduced by Laws 11,638/2007 and 11,941/2009, as well as the extinction of the Transitory Tax Regime (RTT) and new tax rules for companies domiciled in Brazil in relation to profit earned abroad by subsidiary and associates, and amendments to how goodwill is used. The Company opted for not early adopting this Law. However, based on the wording in effect, we estimate that such Law does not produce material accounting effects on the financial information of the Company.

33. Subsequent events

(i)      9th Debenture Placement

On July 22, 2014, the Company approved the 9th private placement  of non-convertible debentures, with general guarantee, in sole series in the amount of R$130,000, fully paid-in on July 28, 2014 with final maturity on July 27, 2018. The proceeds from the placement will be used in the development of select real estate ventures and their general guarantees are represented by the trust receipt of real estate receivables and the real estate mortgage of such ventures. The face value of the Placement will accrue interest corresponding to the cumulative variation of the DI plus a spread equivalent to 1.90%. This placement was subject to an assignment to the securitization company by its debenture holders, which later issued mortgage-backed securities (CRI).

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Comments on Company’s Business projections

OUTLOOK

First half launches totaled R$949.1 million, representing 41.3% of the midpoint of full year guidance. Gafisa segment accounted for 70.5% of launches and Tenda represented the remaining 29.5%.

Launches Guidance (2014E)

Table 1. Guidance - Launches (2014E)

	Guidance (2014E)	Actual Figures 1H14	1H14A / Midpoint of Guidance
Consolidated Launches	R$2.1 – R$2.5 bi	949.1 million	41%
Breakdown by Brand
Gafisa Launches	R$1.5 – R$1.7 bi	413.7 million	42%
Tenda Launches	R$600 – R$800 mn	249.0 million	41%

With the completion of the sale of the Alphaville stake in 2013, the Company entered 2014 with a solid liquidity position. As reported in this release, the Company’s Net Debt/Equity ratio has remained stable at 44.9% since the beginning of 1Q14. Given this result, and considering the Company's business plan for 2014, the Company expects leverage to remain between 55% - 65%, as measured by the Net Debt/Equity ratio.

Table 2. Guidance - Leverage (2014E)

	Guidance (2014E)	Actual Figures 1H14	1H14A / Midpoint of Guidance
Consolidated Data	55% - 65% Net Debt / Equity	44.9%	OK

The Company is also providing guidance on its administrative structure. Administrative expenses as a percentage of launch volumes for the Gafisa segment are expected to reach 7.5% in 2014. Tenda has no guidance for this indicator for 2014, although for 2015 the Company expects the ratio to reach 7.0%. Please note that this guidance is conditional upon market conditions and overall demand for launches.

Table 3. Guidance - Administrative Expenses / Launches Volume (2014E)

	Guidance (2014E)	Actual Figures 1H14
Gafisa	7.5%	11.6%
Tenda	Not Applicable	-

Table 4. Guidance - Administrative Expenses / Launches Volume (2015E)

Guidance (2015E)
Gafisa	7.5%
Tenda	7.0%

Finally, the Company defined as a benchmark for profitability the Return on Capital Employed (ROCE), and it expects that in the next three year period, this ratio shall be between 14% - 16% for both the Tenda and Gafisa segments.

Table 5. Guidance – Return on Capital Employed (3 years)

Guidance (3 years)
Gafisa	14% - 16%
Tenda	14% - 16%

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Other information deemed relevant by the Company

1.    SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

	6/30/2014
	Common shares
Shareholder	Shares	%

Treasury shares	30,812,827	7.07
Polo	30,472,246	7.00
FUNCEF – Fundação dos Economiários Federais	23,835,800	5.47
Skagen Global	22,265,026	5.11
Orbis	22,228,676	5.10
Outstanding shares	305,944,626	70.25

Total shares	435,559,201	100.00%

	6/30/2013
	Common shares
Shareholder	Shares	%

Treasury shares	10,599,486	2.44
Polo	30,472,246	7.00
FUNCEF – Fundação dos Economiários Federais	23,835,800	5.48
Goldman Sachs	22,782,693	5.24
Outstanding shares	347,409,310	79.82

Total shares	435,099,535	100.00%

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Other information deemed relevant by the Company

2.    SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	6/30/2014
	Common shares

	Shares	%

Shareholders holding effective control of the Company	98,801,748	22.68
Board of Directors	592,609	0.14
Executive directors	1,327,717	0.30
Fiscal council	20	-
Executive control, board members, officers and fiscal council	100,722,094	23.12

Treasury shares	30,812,827	7.07
Outstanding shares in the market (*)	300,837,621	69.81

Total shares	435,559,201	100.00%

	6/30/2013
	Common shares

	Shares	%

Shareholders holding effective control of the Company	77,090,739	17.72
Board of Directors	403,313	0.09
Executive directors	1,932,556	0.44
Fiscal council	-	-
Executive control, board members, officers and fiscal council	79,426,608	18.25

Treasury shares	10,599,486	2.44
Outstanding shares in the market (*)	345,073,441	79.31

Total shares	435,099,535	100.00%

(*) Excludes shares of effective control, management, board and in treasury.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Other relevant information

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Report on the review of quarterly information - ITR

To the Shareholders, Board of Directors and Officers

Gafisa S.A.

São Paulo, SP

We have reviewed the accompanying individual and consolidated interim financial information of Gafisa S.A. (“Company”), identified as Company and Consolidated, respectively, contained in the Quarterly Information (ITR) for the quarter ended June 30, 2014, which comprises the balance sheet as at June 30, 2014 and the respective statement of operations and statement of comprehensive income (loss) for the quarter and six-month period then ended, and the statement of changes in equity and statement of cash flows for the six-month period then ended, including explanatory notes.

The Company’s management is responsible for the preparation of individual interim financial information in accordance with the Technical Pronouncement of the Brazilian FASB (CPC) 21 – Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) which considers the Technical Orientation - OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, edited by the Brazilian FASB (CPC) and approved by the Brazilian Securities Commission (CVM) and the Brazilian Federal Accounting Council (CFC), as well as for the presentation of these information in compliance with the rules issued by the CVM, applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review according to the Brazilian and international review standards of interim financial information (NBC TR 2410 – Review of Interim Financial Information Performed by the Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of inquiries, mainly of the people responsible for the financial and accounting matters, and the application of analytical and other review procedures. The scope of a review is significantly narrower than that of an audit conducted in accordance with audit standards and, accordingly, it did not permit us to obtain assurance that we took notice of all significant matters that could have been raised in an audit. Therefore, we did not express an audit opinion.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Conclusion from the individual and consolidated interim financial information prepared in accordance with CPC 21 (R1)

Based on our review, we are not aware of any fact that makes us believe that the individual and consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information (ITR), and presented in compliance with the rules issued by the CVM.

Conclusion from the consolidated interim information prepared in accordance with IAS 34, which considers the Technical Orientation - OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, edited by the Brazilian FASB (CPC) and approved by the Brazilian Securities Commission (CVM) and the Brazilian Federal Accounting Council (CFC)

Based on our review, we are not aware of any fact that makes us believe that the consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all material respects, in accordance with IAS 34, which considers the Technical Orientation - OCPC 04 - Application of technical interpretation ICPC02 to the Brazilian Real Estate Development Entities, issued by the Brazilian FASB (CPC) and approved by the Brazilian Securities Commission (CVM) and the Brazilian Federal Accounting Council (CFC) applicable to the preparation of Quarterly Information (ITR), and presented in compliance with the rules issued by the CVM.

Emphasis of matter

As described in Note 2, the individual (Company) and consolidated interim financial information was prepared in accordance with accounting practices adopted in Brazil (CPC21 (R1)). The consolidated interim financial information prepared in accordance with the IFRS applicable to the real estate development entities also considers the Technical Orientation OCPC04, edited by the Brazilian FASB (CPC). This Technical Orientation refers to the revenue recognition of this sector and comprises other matters related to the meaning and adoption of the concept of continuous transfer of the risks, benefits and control over real estate unit sales, as further described in Note 2. Our conclusion is not modified in view of this matter.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statement of value added for the six-month period ended June 30, 2014, prepared under the responsibility of the Company’s management, the presentation of which in the interim financial information is required by the rules of the CVM applicable to Quarterly Information (ITR), and as supplementary information under IFRS, whereby no statement of value added presentation is required. These statements have been subject to the same review procedures previously described and, based on our review, we are not aware of any fact that makes us believe that they were not prepared, in all material respects, according to the individual and consolidated interim financial information taken as a whole.

São Paulo, August 8, 2014

KPMG Auditores Independentes

CRC 2SP014428/O-6

Giuseppe Masi

Accountant CRC 1SP176273/O-7

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Reports and statements \ Management statement of interim financial information

Management statement of interim financial information

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended June 30, 2014; and

ii)   Management has reviewed and agreed with the interim information for the period ended June 30, 2014.

Sao Paulo, August 8, 2014

GAFISA S.A.

Management

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Reports and Statements \

Management statement on the report on review of interim financial information

Management Statement on the Review Report

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended June 30, 2014; and

ii)   Management has reviewed and agreed with the interim information for the period ended June 30, 2014.

Sao Paulo, August 8, 2014

GAFISA S.A.

Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 22, 2014

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer